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As filed with the Securities and Exchange Commission on November 19, 2003

Registration No. 333-83354

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 9

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pinnacle Airlines Corp.

(Name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number)	03-0376558 (I.R.S. Employer Identification No.)
1689 Nonconnah Blvd. Suite 111 Memphis, Tennessee 38132 (901) 348-4100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Curtis E. Sawyer 1689 Nonconnah Blvd. Suite 111 Memphis, Tennessee 38132 (901) 348-4100 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wilson S. Neely, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael L. Miller, Esq. Vice President, Law Northwest Airlines Corporation 2700 Lone Oak Parkway Eagan, Minnesota 55121 (612) 726-2111	Joel S. Klaperman, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   / /

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 7, 2003

19,400,000 Shares

Pinnacle Airlines Corp.

COMMON STOCK

The Northwest Airlines Pension Plan for Pilot Employees, the Northwest Airlines Pension Plan for Contract Employees and the Northwest Airlines Pension Plan for Salaried Employees are offering shares of our common stock. We will not receive any of the proceeds of this offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "PNCL."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Pension Plans
Per Share	$	$	$
Total	$	$	$

Northwest Airlines, Inc. has granted the underwriters the right to purchase up to an additional 2,492,060 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on              , 2003.

MORGAN STANLEY

CITIGROUP

 CREDIT SUISSE FIRST BOSTON

  DEUTSCHE BANK SECURITIES

   JPMORGAN

BLAYLOCK & PARTNERS, L.P.

                           , 2003

NORTHWEST

Pinnacle Airlines Regional Jet
Providing Regional Airline Service for Northwest Airlines

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

        Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

        Until            , 2003 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-i-

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to purchase our common stock.

        References in this prospectus to the terms "we," "us" and "our" mean Pinnacle Airlines Corp., together with its only operating subsidiary, Pinnacle Airlines, Inc. When the context requires, we refer to these entities separately. References to "Northwest" mean Northwest Airlines, Inc. References to the "Northwest Airlines Pension Plans" mean, collectively, the Northwest Airlines Pension Plan for Pilot Employees, the Northwest Airlines Pension Plan for Contract Employees and the Northwest Airlines Pension Plan for Salaried Employees, which are the selling stockholders in this offering. Northwest is a subsidiary of NWA Inc., which in turn is a subsidiary of Northwest Airlines Corporation. In this prospectus, the term "block hours" refers to the elapsed time between an aircraft leaving a gate and arriving at a gate, and the term "cycle" refers to an aircraft's departure and corresponding arrival. "Available seat miles" represents the number of seats available for passengers, multiplied by the number of miles those seats are flown. Unless otherwise indicated, the information relating to the number of shares and our share capital in this prospectus assumes the completion of a 1.45947067-for-one split of our common stock by reclassification that will be effected prior to the completion of this offering.

OUR COMPANY

Overview

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In the nine months ended September 30, 2003, we had a 53.1% increase in available seat miles flown over the same period in 2002. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2002. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of September 30, 2003, we offered scheduled passenger service on an all-regional jet fleet of 70 Bombardier Canadair Regional Jets, or CRJs, with approximately 450 daily departures to 76 cities in 29 states and two Canadian provinces. Northwest has agreed to increase our fleet to 129 CRJs by December 31, 2005. As a result of the planned increase in our fleet size and expected changes in our route structure, we anticipate that our available seat miles will grow at a compounded annual rate of approximately 24% from 2003 through 2006.

  Complementary to Northwest's Operations

        We believe our operations are integral to Northwest's future growth and complement Northwest's operations by allowing more frequent service to selected markets than could be provided economically with conventional large jet aircraft. Our regional jets' operational capabilities allow us to service markets profitably that do not have enough passenger traffic to support Northwest's mainline jet service. Northwest has indicated its commitment to regional jets as part of its core strategy by placing firm orders on 129 CRJs, all of which have been committed to us, and acquiring options on an additional 175 CRJs.

  Focus on Regional Jets

        Our focus on regional jet aircraft is crucial to our growth. We are one of the first regional airlines in the United States to have a fleet consisting solely of regional jets, which offer a number of advantages over turboprop aircraft which are used by many other regional airlines. We expect to use our regional jets out of the Northwest hubs in Detroit, Minneapolis/St. Paul and Memphis to begin service to new markets and to expand service in existing markets. We believe that our strong operational performance and cost-efficiency position us well to compete for the additional 175 CRJ aircraft that Northwest has on option order and that Northwest has not yet committed to any regional airline. As another element of our growth strategy, we intend to seek opportunities to provide regional airline service to other major carriers.

  Our Relationship with Northwest

        We have provided regional airline service exclusively to Northwest since Northwest Airlines Corporation acquired Pinnacle Airlines, Inc. in April 1997. From 1998 through 2002, our available seat miles have grown at a compound annual rate of 46%. Northwest is the world's fourth largest air carrier as measured by 2002 revenue passenger miles. Northwest and its travel partners serve nearly 720 cities in close to 118 countries on six continents. Northwest's domestic operations center around its hubs in Detroit, Minneapolis/St. Paul and Memphis, where, including our and other Northwest Airlink flights, Northwest's operations accounted for approximately 83%, 81% and 80%, respectively, of each hub airport's daily departures in the nine months ended September 30, 2003.

        We derive substantially all of our revenues under an airline services agreement with Northwest, under which we operate flights on behalf of Northwest. Under our airline services agreement, we receive the following types of payments from Northwest:

  •
  Reimbursement payments for all expenses relating to: aircraft fuel; basic aircraft rentals; liability, war risk and hull insurance; third-party deicing services; third-party CRJ engine and airframe maintenance; hub and maintenance facility rentals; passenger security costs; ground handling in cities where Northwest has ground handling operations; Detroit landing fees and some property taxes. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that reimbursement payments, together with the associated margin payments described below, will account for approximately 65% of our revenues.

  •
  Payments based on pre-set rates in respect of each block hour and cycle we operate and in respect of fixed costs based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, ground handling costs in cities where Northwest does not have ground handling operations, landing fees in cities other than Detroit, overhead and depreciation. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately 35% of our revenues.

  •
  Margin payments based on the revenues described above, calculated to achieve a target operating margin. The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin could differ from our target operating margin.

Northwest controls the scheduling, pricing, reservations, ticketing and seat inventories for our flights and is entitled to all passenger and cargo revenues associated with the operation of our aircraft. The initial term of the airline services agreement extends through December 31, 2017.

        We believe this capacity purchase business model, in which a major airline buys the capacity of aircraft operated by a regional airline, is preferable to a revenue-sharing model, in which a regional airline and a major airline share the revenue from passengers who connect between the two carriers, because the capacity purchase model reduces our financial risk and enables us to focus on operating our business with the highest standards, while maximizing our efficiency. Additionally, our airline services agreement with Northwest contains several provisions that further reduce our financial risk. Certain of these provisions will be amended effective the first day of the first month following the consummation of this offering and, as amended, will include the following terms:

  •
  Northwest will compensate us in a manner designed to provide us with a target operating margin of 10% for each year from 2004 through 2007.

  •
  Northwest will guarantee us a minimum operating margin of 9% for 2004 and 2005 and 8% for 2006 and 2007. If our actual costs that are intended to be covered by the revenues we receive based on pre-set rates deviate from the expected costs used in developing those pre-set rates, and as a result our operating margin is below 9% or above 11% for 2004 or 2005, or below 8% or above 12% for 2006 or 2007, a year-end adjustment in the form of a payment by Northwest or by us will be made to adjust our operating margin to the applicable floor or ceiling. However, in calculating our annual operating margin, we will exclude specified items such as employee compensation expenses exceeding standard industry wages and performance penalties. As a result, if we have significant expenses relating to those excluded items, our annual operating margin could be below the applicable floor, even after the year-end adjustment payment.

  •
  Beginning in 2008, the rates for block hour, cycle and fixed cost payments will be reset based on our historical and expected operating costs. From 2009 until the end of the initial term of the airline services agreement, these rates will increase annually based on increases in the Producer Price Index published by the U.S. Department of Labor. In addition, the target operating margin will be reset to market in 2008, but the new target operating margin will be no lower than 8% and no higher than 12%. Beginning in 2008, there will be no minimum guaranteed annual operating margin, although we will still be required to make year-end adjustment payments to Northwest if our actual annual operating margins are above the new target operating margin.

  •
  Northwest has obtained long-term financing commitments from Bombardier for all of the regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues" and "Business—Our Airline Services Agreement with Northwest" for more information.

        Since we derive substantially all of our revenues and liquidity from Northwest, if our airline services agreement with Northwest is terminated, we could lose our only significant source of revenue, earnings and financing.

  Other Agreements with Northwest

        In connection with the airline services agreement and our other ongoing operations, we entered into several agreements with Northwest, including agreements under which we sublease aircraft, spare engines and facilities and obtain services from Northwest necessary to provide it with regional airline services. Northwest also provides us with a $50 million revolving credit facility. Additionally, in connection with the share exchange and Northwest's initial contribution of shares of our common stock to the Northwest Airlines Pension Plans described below, we issued a $200 million note which is held by Northwest. Northwest will contribute $50 million of the note to our capital in connection with the consummation of this offering, thereby reducing our obligation by $50 million under the note. Northwest has agreed to indemnify us with respect to any adverse tax consequences, if any, that may result from the contribution of the note. Also, in connection with the share exchange, we issued one share of Series A preferred stock which gives Northwest the right to appoint two members of our board of directors and requires us to obtain its approval before taking certain actions.

  Strong Operational Performance

        Our current management team has led a comprehensive operational turnaround of our company since Northwest Airlines Corporation acquired us in April 1997. Management has focused on improving customer service, employee training and development, infrastructure and preventative maintenance and has established a company culture with clear goals. As a result of these efforts, our on-time arrival percentage improved to 90.6% for 2002 from 75.0% for 1997. In addition, our completion factor improved to 98.0% for 2002 from 97.1% for 1997. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2002.

  Experienced Management Team

        Our senior management team, led by our CEO, Philip Trenary, has an average of 22 years of experience in the airline industry and has been with our company for an average of six years. Mr. Trenary received the Commuter & Regional Airline News' airline executive of the year award in 2000 and, together with his management team, received the Diamond Certificate of Excellence in Maintenance presented by the Federal Aviation Administration, or FAA, in 1999, 2000 and 2001. In 2002, we received Professional Pilot magazine's regional airline pilot-management teamwork award.

Our Business Strategy

        Our goal is to position ourselves as a high-quality, cost-efficient regional airline and to grow our regional jet fleet, revenues, earnings and cash flow by seeking to:

  •
  Operate a modern, cost-efficient, all-regional jet aircraft fleet.  We intend to provide high-quality, cost-efficient, all-regional jet feed to Northwest and potentially to other airlines in the future. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable. In addition, we believe that by operating a single class of aircraft, we will achieve increased efficiency and cost savings in employee training and aircraft maintenance.

  •
  Maintain and expand our long-established relationship with Northwest.  We believe that our long-established relationship with Northwest will provide us with significant growth opportunities and that our operations are integral to Northwest's future growth. We intend to work closely with Northwest to expand service to existing markets, open new markets and offer convenient and frequent flights.

  •
  Capitalize on Northwest's presence in Detroit, Minneapolis/St. Paul and Memphis markets.  We believe that Northwest's substantial presence and the significant investments made to expand its three domestic hub airports provide us with opportunities to expand service to existing markets and to serve new markets from these hubs.

  •
  Pursue growth opportunities with other major airlines.  Pinnacle Airlines Corp. will be permitted to establish operations independent of Pinnacle Airlines, Inc. to provide regional airline services to airlines other than Northwest outside of Northwest's hubs, subject to limitations contained in the airline services agreement. We believe that by successfully implementing our strategy of being a high-quality, cost-efficient operator, we will be well positioned to develop opportunities to become a regional airline partner for other major airlines.

  •
  Promote employee participation and achievement.  We believe that our employees are our greatest asset and the cornerstone of our exceptional reliability and customer service. Management has made a major commitment to employee training over the last five years. We also have a strong commitment to communication, providing numerous avenues for supplying our employees with ready access to the information that affects them.

Risk Factors

        Before you invest in our common stock, you should be aware that there are various risks related to, among other things: our relationship with Northwest; our business and operations; our high levels of debt; competition in the airline industry; the effects of the September 11, 2001 terrorist attacks and weak domestic and international economic conditions on the airline industry; Northwest Airlines Corporation's ownership of our company prior to the contribution of shares of our common stock to the Northwest Airlines Pension Plans; and the securities markets. For more information about these and other risks, please read "Risk Factors." You should carefully consider these risk factors together with all of the other information included in this prospectus.

Company History

        Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.), a Georgia corporation incorporated in 1985, was acquired by NWA Inc. on April 1, 1997 for approximately $33 million, and was a wholly owned subsidiary of NWA Inc. until January 15, 2003. Pinnacle Airlines Corp. was incorporated in Delaware on January 10, 2002 to be a holding company of Pinnacle Airlines, Inc.

        In November 2002, Northwest proposed to contribute shares of common stock of Pinnacle Airlines Corp. to the Northwest Airlines Pension Plans to satisfy a portion of its pension funding obligations. Companies that sponsor pension plans are generally prohibited from contributing the stock of an affiliate to their pension plans under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, the U.S. Department of Labor ("DOL") has the ability to grant exemptions to this prohibition and has done so in a number of instances. In January 2003, in response to Northwest's request, the DOL issued a proposed prohibited transaction exemption that would permit Northwest to contribute shares of Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plans. Following the DOL's issuance of the proposed exemption, Northwest contributed 2,828,454 shares, or 12.9%, of our common stock to the Northwest Airlines Pension Plan for Contract Employees in satisfaction of approximately $43.8 million of contribution obligations on January 15, 2003. In August 2003, the DOL finalized the prohibited transaction exemption. Northwest then contributed an additional 16,571,546 shares, or 75.7%, of our common stock to the Northwest Airlines Pension Plans in September 2003 in satisfaction of approximately $309 million of contribution obligations. The final exemption issued by the DOL covers both the January 2003 and September 2003 contributions.

        Immediately prior to the initial contribution of our shares by Northwest to the Northwest Airlines Pension Plan for Contract Employees, in January 2003 (i) NWA Inc. transferred all of the outstanding stock of Pinnacle Airlines, Inc. to Pinnacle Airlines Corp. in exchange for 21,892,060 shares of common stock of Pinnacle Airlines Corp., which constitutes all of our outstanding common stock, and one share of Series A preferred stock of Pinnacle Airlines Corp., and (ii) in a separate transaction, Pinnacle Airlines Corp. incurred $200 million of debt represented by a note that was issued by Pinnacle Airlines, Inc. to NWA Inc. NWA Inc. subsequently transferred all of the shares of common stock of Pinnacle Airlines Corp., the share of Series A preferred stock of Pinnacle Airlines Corp. and the note to Northwest. We refer to these transactions collectively as the share exchange.

        In connection with the initial contribution, Northwest, Northwest Airlines Corporation, Pinnacle Airlines Corp. and Fiduciary Counselors Inc., an independent fiduciary engaged by Northwest to act on behalf of the Northwest Airlines Pension Plans, entered into an omnibus agreement which sets out the terms by which Northwest may contribute Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plans and other terms by which Fiduciary Counselors Inc. may require Northwest to repurchase such shares.

        As part of its ongoing review of its operations, Northwest Airlines Corporation has determined that this offering would enable both Northwest and Pinnacle Airlines Corp. to focus on their core competencies as a major airline and a regional airline, respectively. Northwest will concentrate on marketing and scheduling to maximize system revenue, and on the operation of its own mainline fleet. Pinnacle will focus on the efficient operation of regional jets and the growth of its fleet, both for Northwest and, potentially, for other major airlines.

        After the completion of this offering, if the over-allotment option granted to the underwriters is not exercised, Northwest will own 2,492,060 shares, or 11.4%, of our outstanding common stock. If the over-allotment option is exercised in full, Northwest will not own any shares of our common stock. Northwest will continue to own one share of our Series A preferred stock.

Contact Information

        Our executive offices are located at 1689 Nonconnah Boulevard, Suite 111, Memphis, Tennessee 38132, telephone (901) 348-4100.

THE OFFERING

Common stock offered by the Northwest Airlines Pension Plans	19,400,000 shares
Common stock to be outstanding before and after this offering	21,892,060 shares
Common stock to be owned by the Northwest Airlines Pension Plans and Northwest after this offering
Upon completion of this offering, the Northwest Airlines Pension Plans will not own any shares of our common stock. If the over-allotment option granted to the underwriters is not exercised, Northwest will own 11.4% of our common stock after this offering. Northwest will not own any shares of our common stock if the over-allotment option is exercised in full.
Use of proceeds
We will not receive any of the proceeds from the sale of the shares in this offering. The Northwest Airlines Pension Plans and Northwest will receive all net proceeds from the sale of their shares in this offering.
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Proposed Nasdaq National Market symbol	"PNCL"

        The number of shares of our common stock outstanding does not include 858,200 shares of common stock issuable upon exercise of options to be outstanding under our 2003 Stock Incentive Plan upon completion of this offering. Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase up to 2,492,060 additional shares of common stock from Northwest.

SUMMARY FINANCIAL DATA

        You should read this summary financial data together with the audited and unaudited consolidated financial statements and related notes, the unaudited pro forma condensed consolidated financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors—Risks Related to Our Business and Operations—Our historical financial results are not representative of our future results as a stand-alone entity."

        The consolidated financial statements include the accounts of Pinnacle Airlines Corp. and its wholly owned subsidiary as if Pinnacle Airlines Corp. existed for all periods presented. Our historical financial statements reflect our historical operation as a business unit of Northwest Airlines Corporation, providing regional airline service exclusively to Northwest without regard to our stand-alone profitability. The following summary financial data for each of the three years ended December 31, 2002 and as of December 31, 2001 and 2002 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data for the nine-month periods ended September 30, 2002 and 2003 have been derived from the unaudited consolidated financial statements included elsewhere in this prospectus.

        Effective March 1, 2002, we entered into an airline services agreement with Northwest which was substantially different from the arrangement between Northwest and us prior to March 1, 2002. The agreement provided for a target operating margin through 2007 of 14%. This agreement was replaced by a revised airline services agreement in January 2003 which, among other things, eliminated certain incentive payments but retained the 14% target operating margin. In connection with this offering, the airline services agreement will be amended to, among other things, lower our target operating margin to 10% through 2007. The amended airline services agreement will provide that the reduction in our target operating margin will be effective the first day of the first month following this offering. Other significant terms of the airline services agreement are as described in "Business—Our Airline Services Agreement with Northwest."

        The pro forma, as adjusted, condensed consolidated statement of operations data for the year ended December 31, 2002 gives effect to (1) the elimination of certain incentive payments, (2) the terms of the airline services agreement of March 2002 (except for the target operating margin of 14% which has been reduced to 10%) as if it had been in effect for the entire year 2002, (3) the settlement of all balances payable to, or due from, Northwest, including the issuance of a $15.5 million dividend to Northwest, and (4) the issuance of the $200 million Northwest note as a dividend and subsequent reduction thereof as a result of a $50 million contribution of capital, as if these transactions had been entered into as of January 1, 2002. The pro forma, as adjusted, condensed consolidated statement of operations data for the nine months ended September 30, 2003 gives effect to our amended airline services agreement with Northwest and the issuance of the Northwest note and subsequent reduction thereof as a result of a $50 million contribution of capital, as if these transactions had been entered into as of January 1, 2003. The pro forma, as adjusted consolidated balance sheet data as of September 30, 2003 gives effect to the issuance of the Northwest note and subsequent reduction thereof as a result of a $50 million contribution of capital, as if this transaction had occurred as of that date. For a fuller treatment, see "Unaudited Pro Forma Condensed Consolidated Financial Information."

	Year Ended December 31,					Nine Months Ended September 30,
				Pro Forma, as Adjusted				Pro Forma, as Adjusted
	2000	2001	2002	2002		2002	2003	2003
	(in thousands, except per share data)
Statement of Operations Data:
Total operating revenues	$131,923	$202,050	$331,568	$324,996	(1)	$236,280	$329,675	$315,225	(2)
Operating expenses:
Salaries, wages and benefits	38,988	56,915	69,086	69,086		50,765	61,963	61,963
Aircraft fuel and taxes	12,597	22,588	33,932	33,932		24,104	38,864	38,864
Aircraft maintenance, materials and repairs	18,390	20,661	13,276	13,276		11,085	9,926	9,926
Depreciation and amortization	3,295	4,505	6,141	6,141		5,076	2,232	2,232
Other rentals and landing fees	5,648	8,548	22,818	24,560		16,407	21,419	21,419
Aircraft rentals	21,911	40,628	87,016	91,516		60,997	97,987	97,987
Government reimbursements	—	—	—	—		—	(1,114)	(1,114)
Other	16,533	31,232	51,643	53,066		36,774	51,791	51,791

Total operating expenses	117,362	185,077	283,912	291,577	(3)	205,208	283,068	283,068

Operating income	$14,561	$16,973	$47,656	$33,419		$31,072	$46,607	$32,157
Total nonoperating income (expense)	67	6,094	2,672	(5,212	)(4)	1,863	(5,230)	(4,251)

Income before income taxes	14,628	23,067	50,328	28,207		32,935	41,377	27,906
Income tax expense	5,366	8,821	19,543	10,953		12,844	16,116	10,869

Net income	$9,262	$14,246	$30,785	$17,254		$20,091	$25,261	$17,037

Basic and diluted net income per share	$0.42	$0.65	$1.41	$0.79	(5)	$0.92	$1.15	$0.78	(5)

Shares used in computing basic and diluted net income per share	21,892	21,892	21,892	21,892	(5)	21,892	21,892	21,892	(5)
	As of December 31,			As of September 30,
					Pro Forma, as Adjusted
	2000	2001	2002	2003	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,232	$1,891	$4,580	$25,734	$25,734
Property and equipment, net	24,072	32,785	26,631	34,196	34,196
Total assets	64,156	92,250	138,449	131,179	131,179
Long-term debt, including current maturities	122	—	—	185,000	135,000	(6)
Stockholders' equity (deficit)	41,405	55,651	82,051	(108,188)	(58,188	)(6)

(1)
Reflects a $2.9 million decrease in revenue to achieve the target operating margin of 10% in the amended airline services agreement and a decrease of $3.5 million, $0.1 million and $0.1 million for the elimination of performance incentives, cargo and mail revenue and other revenue, respectively, pursuant to the terms of the amended airline services agreement.

(2)
Reflects a $14.5 million decrease in revenue to achieve the target operating margin of 10% in the amended airline services agreement.

(3)
Reflects an increase in hub facility expenses, aircraft rental expense and ground handling services of $1.8 million, $4.5 million and $1.4 million, respectively.

(4)
Reflects an increase in interest expense of $5.0 million as a result of the $200 million note payable to Northwest and the elimination of interest income of $2.9 million earned on balances due from Northwest.

(5)
Pro forma, as adjusted basic and diluted net income per share has been computed using the number of shares of our common stock outstanding. These items do not include shares of our common stock issuable upon exercise of options to be outstanding under our 2003 Stock Incentive Plan upon completion of this offering.

(6)
Reflects the $50 million capital contribution by Northwest and the corresponding reduction to our obligation under the Northwest note.

	Year Ended December 31,				Nine Months Ended September 30,
				Pro Forma, as Adjusted			Pro Forma, as Adjusted
	2000	2001	2002	2002	2002	2003	2003
	(unaudited, except cash flow information)
Other Data:
Revenue passengers (in thousands)	1,378	2,031	2,938	2,938	2,095	3,217	3,217
Revenue passenger miles (in thousands)(1)	404,404	673,395	1,091,181	1,091,181	780,306	1,250,019	1,250,019
Available seat miles (in thousands)(2)	687,059	1,153,620	1,714,151	1,714,151	1,228,021	1,880,168	1,880,168
Passenger load factor(3)	58.9%	58.4%	63.7%	63.7%	63.5%	66.5%	66.5%
Operating revenue per available seat mile (in cents)	19.20	17.51	19.34	18.96	19.24	17.53	16.77
Operating cost per available seat mile (in cents)	17.08	16.04	16.56	17.01	16.71	15.06	15.06
Block hours
CRJs	10,889	58,584	124,889	124,889	86,546	148,937	148,937
Saabs(4)	87,913	66,145	26,509	26,509	24,929	—	—
Cycles
CRJs	8,321	41,238	85,478	85,478	58,586	105,115	105,115
Saabs(4)	66,881	47,570	20,262	20,262	18,738	—	—
Average daily utilization (block hours)
CRJs	9.31	8.22	8.47	8.47	8.47	8.71	8.71
Saabs(4)	8.29	7.54	4.81	4.81	5.65	—	—
Average length of aircraft flight (miles)	262	318	353	353	352	377	377
Number of operating aircraft (end of period)
CRJs	9	30	51	51	43	70	70
Saabs(4)	28	24	—	—	7	—	—
Employees at end of period	1,750	1,741	2,403	2,403	2,226	2,438	2,438
Net cash provided by (used in):
Operating activities (in thousands)	$9,269	$(8,634)	$(46)		$3,762	$25,564
Investing activities (in thousands)	(16,271)	(12,886)	(4,415)		(4,121)	(9,965)
Financing activities (in thousands)	4,369	15,179	7,150		3,663	5,555
EBITDA(5)	18,115	27,456	53,877	$39,640	36,207	49,052	$34,603

(1)
Revenue passenger miles represents the number of miles flown by revenue passengers.

(2)
Available seat miles represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

(3)
Passenger load factor equals revenue passenger miles divided by available seat miles.

(4)
As of December 31, 2002, all Saab turboprop aircraft were removed from our operating fleet.

(5)
EBITDA represents net income plus the sum of interest expense net of interest income, income tax expense (benefit) and depreciation and amortization. EBITDA is presented as supplemental information because management believes that EBITDA is more reflective of our operations. We believe EBITDA is useful in evaluating our operating performance compared to that of other airlines, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting effects of capital spending, which items may vary for different airlines for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

The following table presents a reconciliation of our consolidated net income to consolidated EBITDA for the specified periods.

	Year Ended December 31,				Nine Months Ended September 30,
				Pro Forma, as Adjusted			Pro Forma, as Adjusted
	2000	2001	2002	2002	2002	2003	2003
Net income per GAAP	$9,262	$14,246	$30,785	$17,254	$20,091	$25,261	$17,037
Interest expense (income)	192	(116)	(2,592)	5,292	(1,804)	5,443	4,465
Income tax expense	5,366	8,821	19,543	10,953	12,844	16,116	10,869
Depreciation and amortization	3,295	4,505	6,141	6,141	5,076	2,232	2,232

EBITDA	$18,115	$27,456	$53,877	$39,640	$36,207	$49,052	$34,603

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Airline Services Agreement with Northwest

        Since we derive substantially all of our revenues from Northwest, if our airline services agreement with Northwest is terminated, we could lose our only significant source of revenue and earnings.

        We generate substantially all of our revenues under our airline services agreement with Northwest. As a result, if the agreement is terminated, we will have no significant source of revenue or earnings unless we are able to enter into satisfactory substitute arrangements. We may not be able to enter into substitute arrangements, and any such arrangements that we are able to enter into may be less favorable to us than our airline services agreement with Northwest.

        The current term of the agreement expires on December 31, 2017, subject to renewal automatically for successive five-year periods unless Northwest gives us at least two years' advance notice of non-renewal prior to the end of any term. Northwest may also terminate the agreement at any time without notice for cause, which is defined as:

  •
  our failure to make any payment under any aircraft lease or sublease;

  •
  an event of default by us under any other term of any aircraft lease or sublease;

  •
  an event of default under any of our other agreements with Northwest;

  •
  our failure to make payments under the Northwest note;

  •
  our failure to maintain required insurance coverages;

  •
  our failure to comply with Northwest's inspection requirements;

  •
  our failure to operate more than 50% of our aircraft for more than seven consecutive days, or our failure to operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights of all air carriers or grounding a specific aircraft type of all air carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees;

  •
  suspension or revocation of our authority to operate as an airline by the FAA or DOT;

  •
  a change of control of our company or our affiliates;

  •
  (1) the commencement of operation by Pinnacle Airlines, Inc. or an affiliate of an aircraft type which causes Northwest to violate its collective bargaining agreement with its pilots or (2) operation by an affiliate of Pinnacle Airlines, Inc. of aircraft certificated as having (A) 60 or more seats or (B) a maximum gross takeoff weight of 70,000 pounds or more (or such greater seat or weight limits as may be established under Northwest's collective bargaining agreement with its pilots); and

  •
  any replacement of the chief executive officer of either Pinnacle Airlines Corp. or Pinnacle Airlines, Inc. that is not approved by Northwest.

        Northwest may also terminate the agreement at any time upon bankruptcy of our company or a breach of any provision of the agreement by us that continues uncured for more than 30 days after we receive notice of the breach; provided that in the case of a non-monetary default, Northwest may not terminate the agreement if the default would take more than 30 days to cure, and we are diligently attempting to cure the default.

        If Northwest terminates our airline services agreement for cause, we may lose our regional jet fleet, access to our airport facilities, as well as services Northwest provides to us.

        If Northwest terminates the airline services agreement for cause, it will have the right to terminate our leases and subleases with it for the regional jet aircraft covered by the agreement and take immediate possession of these aircraft. We currently sublease all of our regional jets from Northwest. In addition, all of the regional jets to be added to our fleet pursuant to the airline services agreement will be owned or leased by Northwest and then leased or subleased to us. If we lose these aircraft, our business, operations and ability to generate future revenue would be materially adversely affected.

        If the airline services agreement is terminated for cause, we would also likely lose access to all of the airport facilities (including maintenance facilities) and services (including aircraft dispatch and ground handling services) that Northwest provides to us. Several of our airport facilities are leased from airport authorities by Northwest and subleased to us. In addition, Northwest has granted us rights to use its terminal facilities at each of its hub airports. Furthermore, upon termination of the airline services agreement for cause, Northwest can require us to sell or assign to it all facilities and inventories, including maintenance facilities, then owned or leased by us from third parties and used in connection with the services we provide to Northwest for an amount equal to the lesser of fair market value or depreciated book value of such assets and to assign, or use our best efforts to assign, to Northwest any agreements we have with third parties relating to Pinnacle Airlines, Inc.'s operations. As a result, in order to offer airline service after termination of our airline services agreement, we may have to replace these airport facilities, assets and services. We cannot assure you that we would be able to arrange such replacements or do so on satisfactory terms.

        Northwest may decide not to grow our fleet beyond 129 CRJs, and any future growth from Northwest may be on less favorable terms.

        The airline services agreement does not guarantee the growth of our fleet beyond 129 CRJs. Northwest is permitted under the airline services agreement to add an additional 175 CRJs to our fleet on the same economic terms as the first 129 aircraft; however, Northwest may instead choose to offer to lease or sublease any additional CRJs to us on economic terms and with financing commitments that are less favorable to us than those contained in the airline services agreement. In the future, we may also agree to modifications to the airline services agreement that reduce certain benefits to us in order to obtain additional aircraft from Northwest. Additionally, even if Northwest chooses to expand our CRJ fleet to more than 129 aircraft, it will be allowed at any time to subsequently reduce the number of regional jets covered by the airline services agreement so long as our fleet is not reduced below 129 regional jets.

        The airline services agreement does not prohibit Northwest from using other regional airlines, which could limit Northwest's utilization of our fleet or limit our growth.

        The airline services agreement does not prohibit Northwest from contracting with other regional airlines to fly any aircraft, including regional jets and turboprops, in any market. Northwest currently has airline services agreements with Mesaba Airlines, under which Mesaba, operating as a Northwest Airlink carrier, provides Northwest with regional airline capacity at its hub airports in Detroit, Minneapolis/St. Paul and Memphis. Northwest has a 28% ownership interest in Mesaba which it will continue to hold after this offering. Mesaba currently operates Avro RJ85 regional jets and Saab turboprops. This relationship provided Northwest approximately 62% of its regional feed at its hubs on an available seat miles basis in 2002. Northwest may decide, rather than leasing or subleasing any additional CRJ aircraft to us, that it will lease or sublease the additional aircraft to another regional carrier, such as Mesaba, which would have a material adverse effect on our ability to grow.

        Our airline services agreement may result in our earning lower operating margins than we have targeted, or experiencing losses if some of our future costs are higher than expected and may limit our ability to benefit from improved market conditions or increased operational efficiency.

        The payments we will receive from Northwest under our airline services agreement based on pre-set rates for block hours, cycles and fixed costs are not based on the actual expenses we will incur in our operations. However, the rates on which these payments are based were established to cover all of our expenses in respect of the airlines services agreement that are not directly reimbursed by Northwest. The substantial majority of expenses intended to be covered by the payments for block hours, cycles and fixed costs relate to labor costs, passenger handling costs, landing fees, overhead and depreciation.

        The airline services agreement also provides that we will earn an operating margin ranging from a floor of 9% to a ceiling of 11%, with a target operating margin of 10%, for 2004 and 2005 and an operating margin ranging from a floor of 8% to a ceiling of 12%, with a target operating margin of 10%, for 2006 and 2007. Our operating margin could be less than the target operating margin for those periods if our actual costs that are intended to be covered by the pre-set rates described above deviate from the expected costs used in developing those pre-set rates. Our operating margin for those periods could also be less than the applicable floor if we incur specified excluded costs, such as employee bonuses and incentives to the extent they exceed amounts used in calculating our pre-set rates, employee salary expenses in excess of standard industry wages, depreciation expense relating to capital expenditures in excess of $250,000 and deemed by Northwest to be inconsistent with the provision of regional airline services and penalties based on our failure to satisfy specified performance measures. These excluded costs may be substantial, and as a result, we could suffer losses under the agreement, and we may be unable to generate sufficient cash flow to pay our debts on time.

        While the capacity purchase business model and targeted operating margins reflected in our airline services agreement with Northwest reduce our financial risk and exposure to fluctuations in many of our variable costs, they also limit our potential to experience higher earnings growth from improved market conditions or increased operational efficiency.

        Beginning in 2008, our target operating margin under the airline services agreement could be reduced, and our operating margin will not be subject to any guaranteed floor.

        The rates we will receive for our services under the airline services agreement will be reset in 2008 based on our historical and expected operating costs. In addition, the target operating margin will be reset to a market-based percentage, provided that it will be no lower than 8% and no higher than 12%. In addition, beginning in 2008, Northwest will not guarantee us a minimum operating margin. If the target operating margin is set to achieve less than a 10% target operating margin, our revenues and earnings will decrease beginning in 2008 unless we increase the level of regional airline services we provide.

        There are constraints on our ability to establish new operations to provide airline services to major airlines other than Northwest.

        The airline services agreement provides that we cannot use any of our officers, employees, facilities, equipment or aircraft that are used to provide regional airline services to Northwest in any such new operations without the prior written consent of Northwest except as follows: (1) our officers may engage in planning and coordinating such activities, and (2) the following operational and corporate functions of Pinnacle Airlines, Inc. may also be used to support new operations: (a) information services personnel, equipment and other infrastructure; (b) systems operation control management, personnel (excluding dispatchers) and infrastructure, including but not limited to, facilities and computer systems; and (c) corporate functions specifically defined as those traditionally performed by the tax, treasury, internal audit, purchasing, and corporate education (excluding pilot training performed via simulators) departments. As a result, in order to provide regional airline services to another airline, Pinnacle Airlines Corp. would have to establish new operations that would be largely independent of Pinnacle Airlines, Inc.'s operations and could incur significant incremental costs in the process. Additionally, Pinnacle Airlines

Corp. or a subsidiary other than Pinnacle Airlines, Inc. may only provide airline services to other major airlines using aircraft certificated as having (1) less than 60 seats and (2) a maximum gross takeoff weight of less than 70,000 pounds (or such greater seat or weight limits as may be established under Northwest's collective bargaining agreement with its pilots).

        Further, in the event we provide airline services to other airlines, we have agreed to negotiate in good faith with Northwest an adjustment to our fixed cost reimbursements under the airline services agreement to account for resulting efficiencies.

        During the term of our airline services agreement, Pinnacle Airlines, Inc. and any new operations we may establish are prohibited from flying under our or another carrier's flight designator code to or from Northwest's hub airports without Northwest's prior written consent. Northwest's domestic hubs are currently located in Detroit, Minneapolis/St. Paul and Memphis, but will also be deemed to include any cities from which Northwest and Northwest Airlink carriers in the future have an average of more than 50 departures per day.

        Reduced utilization levels of our aircraft under the airline services agreement would reduce our revenues and earnings.

        Under the airline services agreement, most of our revenues from Northwest will be derived from our actual flights. A significant portion of the compensation that we receive from Northwest will be based on block hours, cycles and reimbursable expenses that we incur only when we fly. As a result, if Northwest reduces the utilization of our fleet, our revenues and profits would decrease. Northwest is solely responsible for scheduling our flights, but the airline services agreement does not require Northwest to meet any minimum utilization levels for our aircraft. For example, after September 11, 2001, many airlines significantly reduced their capacity. Northwest similarly reduced our scheduled capacity by approximately 20% on an available seat mile basis, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—September 11, 2001 Terrorist Attacks." Northwest could decide to significantly reduce the utilization levels of our fleet in the future.

        We are dependent on the services that Northwest provides to us.

        We currently use Northwest's systems, facilities and services to support a significant portion of our operations, including our information technology support, dispatching, fuel purchasing, ground handling services and some of our insurance coverage. If Northwest terminates our airline services agreement and no longer provides these services to us, we may not be able to replace them with services of comparable quality or on terms and conditions as favorable as those we receive from Northwest, or at all.

        The airline services agreement and other agreements between us and Northwest were not made on an arm's-length basis and may not be representative of future agreements we may enter into.

        The airline services agreement and the other contractual agreements we have with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and were negotiated in the overall context of the contribution of shares to the Northwest Airlines Pension Plans. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than we would have been able to obtain otherwise. When we need to replace these agreements or add additional aircraft, we will be negotiating with Northwest or third parties on an arm's-length basis, and may not be able to replace these agreements or acquire aircraft on as favorable terms, or at all.

Risks Related to Our Business and Operations

        Since we are dependent upon Northwest for almost all of our revenues and liquidity needs, we may be adversely affected by a decrease in the financial or operational strength of Northwest.

        We are directly affected by the financial and operational strength of Northwest. Currently, almost all of our revenues come from Northwest. Northwest is also providing us with a $50 million revolving credit facility with a term through December 31, 2005. If we do not receive payments owed to us under the airline services agreement or are unable to borrow funds from Northwest, we may not be able to obtain other sources of liquidity and, as a result, may not be able to pay our operating expenses.

        Any decrease in the financial or operational strength of Northwest could reduce Northwest's ability to make payments under the airline services agreement and provide loans to us. For example, in the event of a strike at Northwest, Northwest could have difficulty satisfying its obligations to us. Additionally, Northwest currently leases from third parties all of the CRJs and airport facilities it subleases to us. If Northwest were to declare bankruptcy or otherwise default under these leases, the airline services agreement could be terminated or renegotiated and we could lose our right to continue operating these aircraft or using these facilities, or may have to do so on less favorable terms. If these events were to occur, our ability to retain our aircraft and obtain airport facilities may depend on negotiations between us and the third-party lessors.

        In addition, any reductions in Northwest's market share or growth could result in Northwest electing to reduce its utilization of our aircraft or deciding not to increase our fleet beyond 129 CRJs. Northwest's business and financial performance is subject to a number of risks, including:

  •
  Northwest has substantial pension funding obligations and levels of indebtedness, which can create liquidity constraints and subject it to interest rate volatility;

  •
  Northwest has substantial commitments for capital expenditures for the acquisition of new aircraft;

  •
  Northwest has experienced significant operating losses;

  •
  fuel costs, which are highly volatile, constitute a significant portion of Northwest's operating expenses;

  •
  labor costs constitute a significant percentage of Northwest's total operating costs, and Northwest experiences competitive pressure to increase wages and benefits;

  •
  Northwest has experienced strikes by its employees;

  •
  the airline industry has experienced significant losses following the terrorist attacks of September 11, 2001;

  •
  the airline industry is highly competitive and subject to price discounting; and

  •
  Northwest, like other airlines, is subject to extensive regulatory requirements.

        Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, domestic and international economic conditions, terrorist attacks, international events (including the war in Iraq and the Severe Acute Respiratory Syndrome outbreak), airline capacity and pricing actions taken by carriers. Domestically, from 1990 to 1993, the weak U.S. economy, turbulent international events and extensive price discounting by carriers contributed to significant losses for U.S. airlines. After 1993, the U.S. economy improved and excessive price discounting abated. The airline industry experienced a significant decline in traffic, particularly business traffic (which has a higher yield than leisure traffic) and significant increases in operating costs, due to the effects of the September 11, 2001 terrorist attacks, and is continuing to experience weak domestic and international economic conditions, high fuel prices, the cost of enhanced security and uncertainty regarding the Middle East. These conditions have resulted in the major U.S. airlines collectively reporting $7.7 billion of losses in 2001, $10.9 billion of losses in 2002 and $2.5 billion of losses in the nine months ended September 30, 2003, and threaten the viability of some airlines. For example, on August 11, 2002, US Airways filed petitions for reorganization under Chapter 11 of the bankruptcy code (and has since emerged) and on December 9, 2002, United Airlines filed petitions for reorganization under Chapter 11 of the bankruptcy code.

        Northwest experienced a decline in passenger traffic and revenue of 2.1% and 2.3%, respectively, during the nine months ended September 30, 2003. For the year ended December 31, 2002 and the nine months ended September 30, 2003, Northwest Airlines Corporation reported net losses of $798 million and $122 million, respectively, and operating losses of $846 million and $253 million, respectively. We anticipate that weak economic conditions, domestically and globally, will continue to put pressure on the airline industry and Northwest while those conditions continue.

        A strike at Northwest could prevent us from operating.

        Since approximately 70% of our passengers connect to or from Northwest flights, if Northwest experiences a strike that causes it to cease operations, we could be forced to cease or significantly reduce our operations. Northwest also provides us with a number of services that we need in order to operate, such as information technology support, dispatching and ground handling. If Northwest were to cease operations, it may not be able to provide these services to us. Since our revenues and operating profits are dependent on our level of flight operations, a strike at Northwest could adversely affect our financial condition during the strike.

        Northwest has experienced strikes by its employees in the past. On August 28, 1998, Northwest ceased its flight operations as a result of a strike by its pilots represented by the Air Line Pilots Association, International. The cessation of flight operations lasted 18 days and we ceased our own operations during that period. Northwest's current collective bargaining agreement with its pilots became amendable on September 13, 2003 and Northwest's collective bargaining agreement with its employees represented by the International Association of Machinists and Aerospace Workers became amendable on February 25, 2003. Northwest could experience strikes that require it and us to cease operations again in the future.

        We may experience difficulty finding, training and retaining employees, which may interfere with our expansion plans.

        Our business is labor-intensive. We require large numbers of pilots, flight attendants, mechanics and other personnel. We anticipate that our expansion plans will require us to locate, hire, train and retain a significant number of new employees over the next several years. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could adversely affect our operating results and our financial condition.

        The airline industry has in the past experienced, and may again in the future experience, a shortage of qualified personnel, specifically pilots and mechanics. In addition, as is common with most of our competitors, we face considerable turnover of our employees. Our pilots often leave to work for major airlines, which generally offer higher salaries than regional airlines are able to offer. We may not be able to locate, hire, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees.

        Strikes or labor disputes with our employees may adversely affect our ability to conduct our business and could result in the termination of the airline services agreement or in significant reductions in the benefits of the agreement to us.

        If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Work stoppages may adversely affect our ability to conduct our operations and fulfill our obligations under the airline services agreement. Under the airline services agreement, adverse consequences could result from a strike or a work stoppage. Upon the occurrence of a strike or other labor disruption that causes us to fail to operate more than 50% of our aircraft for more than seven consecutive days or more than 25% of our aircraft for more than 21 consecutive days, the airline services agreement provides that Northwest will have the right to:

  •
  terminate the airlines services agreement, which would immediately terminate the leases and subleases for all of our CRJs; and

  •
  prior to electing to terminate the airline services agreement, immediately terminate the subleases for up to 79 of our CRJs, and, if the strike continues for more than 45 days, terminate the leases or subleases for all but 50 of our CRJs.

        Our industry has been subject to a number of strikes that would have triggered the provisions described above if we had been a party to the strikes. For example, Comair, a regional carrier affiliated with Delta Air Lines, was in negotiations with the Air Line Pilots Association, the union that represents Comair's pilots (as well as our pilots), regarding a new collective bargaining agreement to replace the existing pilot contract that became amendable in June 1998. After an agreement could not be reached, Comair pilots began a strike on March 26, 2001, which continued until June 22, 2001.

        Increases in our labor costs, which constitute a substantial portion of our total operating costs, may directly impact our earnings.

        Labor costs constitute a significant percentage of our total operating costs. For example, during the nine months ended September 30, 2003, our labor costs constituted approximately 22% of our total operating costs. Under our airline services agreement with Northwest, our block hour, cycle and fixed cost rates contemplate labor costs that increase at a market rate through 2007. Although the airline services agreement generally provides for adjustments to the payments we receive under the agreement to maintain our operating margin between 9% and 11% for 2004 and 2005 and between 8% and 12% for 2006 and 2007, adjustments will not be made with respect to labor cost increases exceeding standard industry wages. As a result, an increase in our labor costs over standard industry wages could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers may also result in higher industry wages and increased pressure on our company to increase the wages and benefits of our employees.

        We have entered into collective bargaining agreements with our pilots and flight attendants, which are amendable in 2005 and 2006, respectively. In April 2003, our fleet and passenger service employees conducted an election and certified the Paper, Allied Industrial, Chemical and Energy Workers International Union, or PACE, as their bargaining representative. We have commenced litigation challenging the certification by the National Mediation Board of PACE as the collective bargaining representative of our fleet and passenger service employees; however, we intend to begin negotiations with PACE on a collective bargaining agreement in the near future.

        Our other employees are not covered by collective bargaining agreements. Future agreements with our employees' unions may be on terms that are not economically as attractive as our current agreements or comparable to agreements entered into by our competitors. Any future agreements may increase our labor costs or otherwise adversely affect us. Additionally, we cannot assure you that the compensation rates that we have assumed will correctly reflect the market for our non-union employees, or that there will not be future unionization of our currently non-unionized groups which could adversely affect our costs.

  Our historical financial results are not representative of our future results as a stand-alone entity.

        We have historically been operated as a business unit of Northwest Airlines Corporation providing regional airline service to Northwest. Prior to March 1, 2002 our operations were designed to increase Northwest's overall system revenue rather than to maximize our stand-alone profitability. As a result, the historical financial information we have included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented or what our future results will be under the amended airline services agreement. In addition, the pro forma information included in this prospectus has been provided for illustrative purposes only and is not necessarily indicative of our future financial performance under the amended airline services agreement.

        We are highly leveraged, which could hurt our ability to meet our strategic goals.

        On a pro forma, as adjusted basis, as of September 30, 2003, we had a stockholders' deficiency of $58.2 million and our debt accounted for 157.3% of our total capitalization. On a pro forma, as adjusted basis, as of September 30, 2003, we had maturities of our long-term debt of $3 million in 2003, $12 million in each year from 2004 through 2008, and $72 million in 2009, all of which are attributable to our note payable to Northwest.

        Our high degree of leverage could:

  •
  limit our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes;

  •
  divert substantial cash flow from our operations and expansion plans in order to service our debt;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

        We cannot assure you that we will be able to generate sufficient cash flow from our operations to pay our debt obligations as they become due, and our failure to do so could harm our business. Additionally, if we do not make timely payments on the Northwest note, Northwest can reduce its payments to us under the airline services agreement to the extent necessary to set off our obligations under the Northwest note. If we are unable to make payments on our debt, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy.

        We will not receive any proceeds from this offering.

        All of the shares of common stock in this offering are being offered by the Northwest Airlines Pension Plans, which will receive all of the proceeds from this offering. As a result, this offering will not provide us with additional liquidity or enable us to reduce our leverage.

        Our revolving credit facility with Northwest contains covenants that may limit our operations.

        Our $50 million revolving credit facility with Northwest contains a number of restrictive covenants applicable to us, including limitations on the incurrence of debt, liens, the making of distributions and other transactions.

        Our quarterly results of operations will fluctuate.

        The payments we will receive under the airline services agreement are designed to provide us with a target operating margin on an annual basis. However, our quarterly operating margin could differ from the target margin based on a variety of factors, including the timing of capital expenditures and changes in operating expenses, such as personnel and maintenance costs over the course of a fiscal year.

        Due to these factors, our quarterly operating results and quarter-to-quarter comparisons of our operating results may not be good indicators of our annual financial performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses. In that event, the price of our common stock could decline, perhaps substantially.

        Neither we nor Northwest may be able to obtain the facilities or gates necessary to achieve our current expansion plans.

        Northwest has committed to increase the number of aircraft we operate on its behalf to a minimum of 129 CRJs, and, at Northwest's option, up to a total of 304 CRJs. We will require additional ground and maintenance facilities, including gates and support equipment, to operate any additional aircraft. At many of the airports we serve under the airline services agreement, Northwest either subleases to us the airport facilities or provides us with ground handling services at gates leased by it. Due to the limited supply of airport facilities at some airports, we or Northwest may not be able to obtain the facilities and gates required for our proposed expansion on a timely basis. The failure to obtain these facilities and gates could materially adversely affect our operating results and our financial condition.

        We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require from Bombardier or General Electric, which could have a material adverse impact on our business.

        We are dependent on Bombardier as the sole manufacturer of all of our regional jets. Any significant disruption or delay in the expected delivery schedule of our regional jet fleet would affect our overall operations and could have a material adverse impact on our operating results and our financial condition. Bombardier aerospace workers represented by the International Association of Machinists and Aerospace Workers of the Quebec Workers Federation engaged in a strike affecting three plants, including a plant where Bombardier assembles CRJs. The strike lasted from April 15, 2002 through May 5, 2002, at which time the union entered into a new contract which is effective through November 30, 2005. The strike delayed by approximately one month the delivery of each of the remaining 18 CRJs we were scheduled to receive in 2002, after which deliveries have been made as previously scheduled. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could further disrupt the delivery of CRJs to us, which could adversely affect the planned growth of our fleet.

        Our operations could also be materially and adversely affected by the failure or inability of Bombardier to provide sufficient parts or related maintenance and support services to us on a timely basis or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft. In addition, the issuance of FAA directives restricting or prohibiting the use of Bombardier aircraft types operated by us would have a material adverse effect on our business and operations.

        We are also dependent on General Electric as the manufacturer of engines on our aircraft. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. The failure or inability of General Electric to provide sufficient parts or related support services on a timely or economically reasonable basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft, could materially adversely affect our operations.

Risks Associated with the Airline Industry

        The September 11, 2001 terrorist attacks seriously harmed our business and may harm our business in the future.

        The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry and us as well. The primary effects experienced by the airline industry included:

  •
  substantial loss of revenue and flight disruption costs caused by the grounding of all commercial air traffic in or headed to the United States by the FAA for about three days after the terrorist attacks;

  •
  increased security and insurance costs;

  •
  increased concerns about future terrorist attacks;

  •
  airport shutdowns and flight cancellations and delays due to security breaches and perceived safety threats; and

  •
  significantly reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

        Since the terrorist attacks, demand for air travel has increased but has not yet returned to pre-September 11, 2001 levels. Most U.S. airlines have significantly curtailed their flight schedules and furloughed employees. The airline industry has suffered unprecedented losses since the terrorist attacks, with the major U.S. airlines reporting aggregate losses of $7.7 billion in 2001, $10.9 billion in 2002 and $2.5 billion in the nine months ended September 30, 2003.

        Given the magnitude and unprecedented nature of the September 11 terrorist attacks, it is uncertain what the long-term impact of these events will be on the airline industry in general and on us in particular. Additional terrorist attacks, the fear of such attacks or increased hostilities could further negatively impact the airline industry and us. For a more detailed discussion, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—September 11, 2001 Terrorist Attacks."

        In addition, as a result of the terrorist attacks or other related world events, certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of coverage required under the airline services agreement, our other contractual agreements or applicable government regulations. Failure to obtain or maintain appropriate levels of insurance could adversely affect our business.

        Increased competition in the airline industry could reduce Northwest's need to utilize our services and limit Northwest's desire to expand its relationship with us.

        The airline industry is highly competitive. Northwest competes with other major carriers as well as low fare airlines on its routes, including the routes we fly. Some of these airlines are larger and have significantly greater financial and other resources than Northwest. Competitors could rapidly enter markets we serve for Northwest and quickly discount fares, which could lessen the economic benefit of our regional jet operations to Northwest.

        In addition to traditional competition among airlines, the industry faces competition from ground transportation alternatives. Video teleconferencing and other methods of electronic communication have also added a new dimension of competition to the industry as businesses and leisure travelers seek substitutes for air travel.

        Increased competition in the regional jet industry could affect our growth opportunities.

        Aside from the restrictions under our airline services agreement with Northwest, our ability to provide regional air service to other major U.S. airline networks is limited by existing relationships that all of the major airlines have with other regional operators. Additionally, some of the major airlines are subject to scope clause restrictions under their collective bargaining agreements with employees that restrict their ability to add new regional jet capacity.

        In addition, new competitors may enter the regional jet industry and our existing competitors may expand their regional jet fleet. Capacity growth by our competitors in the regional jet market would lead to significantly greater competition and may result in lower rates of return in our industry. Further, many of the major airlines are focused on reducing costs, which may also result in lower operating margins in our industry.

        Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT, the FAA and the new Transportation Security Administration have issued regulations relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of security measures, such as the requirement that all passenger checked bags be screened for explosives. Funding for airline and airport security under the law is provided in part by a passenger security fee of $2.50 per U.S. enplanement (up to $10.00 per round trip); however, airlines are responsible for costs in excess of this fee, and on February 18, 2002, the TSA imposed an air carrier security fee directly on airlines. Through the end of fiscal year 2004, this direct cost to us is set by reference to the amount we spent in 2000 for security screening. Continued implementation of the requirements of the Aviation Security Act and related regulations will result in increased costs for our passengers and us.

        In addition to increased costs, the security measures that the TSA has implemented have resulted in a longer check-in process for passengers and have caused delays and disruptions in airline service, which have led to customer frustration and reduced demand for air travel.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs, which could result in Northwest scheduling fewer flights for our company. These and other laws or regulations enacted in the future may harm our business.

        We may be affected by factors beyond our control, including weather conditions and increased security measures.

        Like other airlines, we are subject to delays caused by factors beyond our control, such as aircraft congestion at airports, adverse weather conditions and increased security measures. During periods of fog, storms or other adverse weather conditions or air traffic control problems, flights may be cancelled or significantly delayed. To the extent that we reduce the number of our flights for these reasons, our revenues, and hence our profits, will be reduced.

Risks Related to the Securities Markets and Ownership of Our Common Stock

        The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

        Prior to this offering, Northwest and the Northwest Airlines Pension Plans held all of our outstanding common stock, and, therefore, there has been no public market for our common stock. We expect that our common stock will be quoted on the Nasdaq National Market; however, we cannot assure you that our common stock will be actively traded on that market after this offering. The initial public offering price of our common stock will be determined by negotiations among representatives of Northwest, us and the underwriters based on numerous factors that we discuss in the "Underwriters" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

  •
  our operating and financial performance and prospects and those of Northwest;

  •
  quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenue;

  •
  changes in revenue or earnings estimates or publication of research reports by financial analysts;

  •
  speculation in the press or investment community;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  sales of our common stock or other actions by investors with significant shareholdings;

  •
  general market conditions; and

  •
  domestic and international economic, legal, political and regulatory factors unrelated to our performance.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

        Provisions in our Series A preferred stock, our charter documents, Delaware law, our stockholder rights plan and our airline services agreement will inhibit an acquisition of our company, which could adversely affect the value of our common stock.

        Northwest is the holder of one share of our Series A preferred stock, which gives Northwest, during the term of the airline services agreement, including any successor thereto, the right to appoint two directors to our board of directors. Under the omnibus agreement, Northwest has agreed to elect the designee of Fiduciary Counselors to the board of directors, as one of its two directors, so long as the Northwest Airlines Pension Plans own at least 5% of our common stock.

        In addition, the affirmative vote of Northwest, as the holder of the Series A preferred stock, is required in order for us to:

  •
  enter into business combinations and change of control transactions with a third party;

  •
  sell or dispose of any capital stock of Pinnacle Airlines, Inc. or substantially all of the assets of our company or of our affiliates;

  •
  effect reorganizations and restructuring transactions;

  •
  acquire airline assets that generate annual revenues of $500 million or more;

  •
  increase the size of our board of directors;

  •
  agree to allow a major airline other than Northwest to appoint more than one director to our board;

  •
  amend our certificate of incorporation in a manner that would adversely affect the rights of the Series A preferred stockholder; or

  •
  enter into any definitive agreements relating to the foregoing matters.

        Additionally, our certificate of incorporation and bylaws, as well as Delaware corporation law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions include, for example:

  •
  authorizing the issuance of preferred and common stock, the terms of which may be determined at the sole discretion of the board of directors;

  •
  establishing advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings;

  •
  establishing limitations on removal of our directors;

  •
  providing that special meetings of stockholders may be called only by the Chairman of our board of directors;

  •
  establishing a classified board; and

  •
  establishing limitations on the amendment of our certificate of incorporation and bylaws.

        In addition, our stockholder rights plan is designed to inhibit acquisitions of more than 15% of our common stock without the approval of our board of directors. Our certificate of incorporation provides that the stockholder rights plan cannot be authorized or approved and the rights issued thereunder cannot be redeemed without the affirmative vote of Northwest.

        Furthermore, the terms of our airline services agreement significantly restrict us in the same manner as the Series A preferred stock with respect to business combinations, asset dispositions and other change of control events.

        Also, if the Northwest Airlines Pension Plans own at least 25% of our common stock after this offering, then the designee of the Northwest Airlines Pension Plans to our board will have additional approval rights.

        All of the foregoing provisions would apply even if the change may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented by these provisions, the market price of our common stock could decline.

        Some of our directors may have potential conflicts of interest because of their relationships with Northwest, and we have renounced any interest in business opportunities presented to Northwest from any source other than us.

        Some of our directors and executive officers own Northwest Airlines Corporation common stock and participate in incentive compensation programs of Northwest Airlines Corporation. In addition, one of our directors is also an executive officer of Northwest. If, after this offering, the Northwest Airlines Pension Plans own less than 5% of our outstanding stock, Northwest will no longer be obligated to elect the designee of the Northwest Airlines Pension Plans as one of the Northwest directors and will therefore be entitled to designate another executive officer of Northwest to become a director. These relationships could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for Northwest and its affiliates than they do for us. These directors will owe fiduciary duties to the stockholders of each company and may have conflicts of interest in matters involving or affecting us and Northwest.

        Additionally, under our certificate of incorporation, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities presented to Northwest or any of its affiliates from any source other than us. Therefore, if Northwest becomes aware of a potential transaction that may be a corporate opportunity for both Northwest and us, Northwest will have no duty to communicate or present this corporate opportunity to us. As a result, our directors appointed by Northwest will not be deemed to have breached any fiduciary duty if they refer a potential opportunity to Northwest instead of us, or if Northwest pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or fails to communicate information regarding a corporate opportunity to us.

  Our charter documents include provisions limiting voting by foreign owners.

        Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on this separate stock record if the amount so registered would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States.

        If we, the Northwest Airlines Pension Plans or Northwest sell additional shares of our common stock after this offering, the market price of our common stock could decline.

        The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock in the market after expiration of the lock-up period described below or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        After this offering, 21,892,060 shares of Pinnacle Airlines Corp. common stock will be outstanding, all of which will be freely tradeable, except for the 2,492,060 shares held by Northwest. If the Northwest Airlines Pension Plans do not sell all their shares of our common stock in this offering as they intend, those shares will be available for future sale subject to certain restrictions. Northwest may own up to 2,492,060 shares, or 11.4%, of our outstanding common stock after this offering if the over-allotment option is not exercised in full, and purchasers under the directed share program may own up to 970,000 shares, or 5% of our common stock offered in this offering. Northwest, our directors and executive officers and purchasers of shares under the directed share program have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances, without the prior written consent of Morgan Stanley. These shares may be sold from time to time after the expiration of the lock-up period, subject to any applicable Securities Act restrictions. We have granted registration rights to Northwest and the Northwest Airlines Pension Plans under the omnibus agreement to register any shares of our common stock owned by them after the expiration of the lock-up period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements." You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "potential," "plan," "forecast" and other similar words. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

        We believe that the material risks and uncertainties that could affect us, and could affect whether Northwest provides us with additional aircraft, include the future level of air travel demand, our future load factors and yields, the airline pricing environment, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the general economic condition of the U.S. and other regions of the world, the price and availability of jet fuel, the aftermath of the war in Iraq, the possibility of additional terrorist attacks or the fear of such attacks, concerns about severe acute respiratory syndrome (SARS), labor negotiations both at other carriers and us, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuations, inflation and other factors discussed herein.

        In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this prospectus might not occur or might occur to a materially different extent or at a materially different time than described in this prospectus. We caution you not to rely unduly on any forward-looking statements when evaluating the information in this prospectus. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        All of the shares of common stock in this offering are being offered by the Northwest Airlines Pension Plans. Therefore, we will not receive any proceeds from this offering.

DIVIDEND POLICY

        We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain our earnings, if any, to finance our business and to use them for general corporate purposes. Our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so. Any determination to pay dividends will depend on then existing conditions, including our financial condition, results of operations, contractual and other relevant legal restrictions and other factors our board deems relevant. Currently, the terms of our revolving credit facility with Northwest restrict our ability to pay dividends to our stockholders.

CAPITALIZATION

        The following table sets forth as of September 30, 2003 (1) the cash and cash equivalents and the actual capitalization of Pinnacle Airlines Corp. and (2) our cash and cash equivalents and capitalization on a pro forma, as adjusted basis, to reflect a $50 million capital contribution by Northwest and the corresponding reduction of our obligation under the Northwest note that will occur immediately prior to the closing of this offering.

        You should read the information below in conjunction with "Selected Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	Pro Forma, as Adjusted
	(in thousands)
Cash and cash equivalents	$25,734	$25,734

Revolving credit facility	24,800	24,800
Northwest note(1)	185,000	135,000

Total debt	209,800	159,800
Stockholders' equity (deficit):
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized; no shares issued
Series A preferred stock, stated value $100 per share; one share authorized, issued and outstanding	—	—
Series common stock, par value $0.01 per share; 5,000,000 shares authorized; no shares issued
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 21,892,060 shares issued and outstanding(2)	219	219
Additional paid-in capital	34,973	84,973
Retained earnings (deficiency)	(143,380)	(143,380)

Total stockholders' equity (deficiency)	(108,188)	(58,188)

Total capitalization	$101,612	$101,612

(1)
The actual column reflects payments made through September 30, 2003. The pro forma column reflects the decrease in our note payable to Northwest following Northwest's capital contribution of $50 million and the corresponding reduction of our obligation under the note.

(2)
Does not include 858,200 shares of our common stock issuable upon exercise of options to be outstanding under our 2003 Stock Incentive Plan upon completion of this offering. We have reserved 1,152,000 shares of our common stock for issuance under the plan.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is derived from the application of pro forma adjustments to our historical financial information. The pro forma, as adjusted, condensed consolidated statement of operations data for the year ended December 31, 2002 gives effect to (1) the elimination of certain incentive payments, (2) the terms of the airline services agreement of March 2002 (except for the target operating margin of 14% which has been reduced to 10%) as if it had been in effect for the entire year 2002, (3) the settlement of all balances payable to, or due from, Northwest, including the issuance of a $15.5 million dividend to Northwest, and (4) the issuance of the $200 million Northwest note as a dividend and subsequent reduction thereof as a result of a $50 million capital contribution as if these transactions had been entered into as of January 1, 2002. The pro forma, as adjusted, condensed consolidated statement of operations data for the nine months ended September 30, 2003 gives effect to our amended airline services agreement with Northwest and the issuance of the Northwest note and subsequent reduction thereof as a result of the $50 million capital contribution as if these transactions had been entered into as of January 1, 2003. The pro forma, as adjusted balance sheet data as of September 30, 2003 gives effect to the issuance of the Northwest note and subsequent reduction thereof as if this transaction had occurred as of that date.

        The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of what our operating results or financial position would have been if the amended airline services agreement had been in effect at the assumed dates or throughout the periods presented, nor is it necessarily indicative of our future results of operations.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited and unaudited historical consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information about our company included elsewhere in this prospectus.

	Year Ended December 31, 2002
	Actual	Pro Forma Adjustments		Pro Forma, as Adjusted
	(in thousands, except per share data)
Statement of Operations Data:
Total operating revenues	$331,568	$(6,572)	(1)(2)	$324,996
Operating expenses
Salaries, wages and benefits	69,086	—		69,086
Aircraft fuel and taxes	33,932	—		33,932
Aircraft maintenance, materials and repairs	13,276	—		13,276
Depreciation and amortization	6,141	—		6,141
Other rentals and landing fees	22,818	1,742	(3)	24,560
Aircraft rentals	87,016	4,500	(4)	91,516
Other	51,643	1,423	(5)	53,066

Total operating expenses	283,912	7,665		291,577

Operating income	47,656	(14,237)		33,419

Nonoperating income (expense)	2,672	(7,884)	(6)(7)	(5,212)

Income before income taxes	50,328	(22,121)		28,207
Income tax expense	19,543	(8,590)		10,953

Net income	$30,785	$(13,531)		$17,254

Basic and diluted net income per share	$1.41			$0.79	(8)

Shares used in computing basic and diluted net income per share	21,892			21,892	(8)

See accompanying notes.

	As of September 30, 2003
	Historical	Pro Forma Adjustments		Pro Forma, as Adjusted
	(in thousands)
Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	$25,734	$—		$25,734
Receivables, principally from Northwest	33,281	—		33,281
Expendable aircraft components, net	3,444	—		3,444
Prepaid expenses and other	1,620	—		1,620
Deferred income taxes	2,232	—		2,232

Total current assets	66,311	—		66,311

Property and equipment, net	34,196	—		34,196
Deposits with Northwest	12,250	—		12,250
Goodwill, net	18,422	—		18,422

Total assets	$131,179	$—		$131,179

Liabilities and stockholders' equity (deficiency)
Current liabilities:
Accounts payable	$8,099	$—		$8,099
Accrued expenses	9,806	—		9,806
Line of credit	24,800	—		24,800
Income taxes payable to Northwest	5,260	—		5,260
Income taxes payable	452	—		452
Current portion of deferred credits	207	—		207
Current portion of long-term debt	20,000	(8,000	)(10)	12,000

Total current liabilities	68,624	—		60,624
Deferred credits	777	—		777
Deferred income taxes	4,966	—		4,966
Note payable to Northwest	165,000	(42,000)	(10)	123,000
Commitments and contingencies

Total liabilities	239,367	(50,000)		189,367

Net equity (deficit)	(108,188)	50,000	(10)	(58,188)

Total liabilities and stockholders' equity (deficiency)	$131,179	$—		$131,179

See accompanying notes.

	Nine Months Ended September 30, 2003
	Actual	Pro Forma Adjustments	Pro Forma, as Adjusted
	(in thousands, except per share data)
Statement of Operations Data:
Total operating revenues	$329,675	$(14,450) (1)	$315,225
Operating expenses:
Salaries, wages and benefits	61,963	—	61,963
Aircraft fuel and taxes	38,864	—	38,864
Aircraft maintenance, materials and repairs	9,926	—	9,926
Depreciation and amortization	2,232	—	2,232
Other rentals and landing fees	21,419	—	21,419
Aircraft rentals	97,987	—	97,987
Government reimbursements	(1,114)	—	(1,114)
Other	51,791	—	51,791

Total operating expenses	283,068	—	283,068

Operating income	46,607	(14,450)	32,157
Non-operating income (expense)	(5,230)	979 (9)	(4,251)

Income before income taxes	41,377	(13,471)	27,906
Income tax expense	16,116	(5,247)	10,869

Net income	$25,261	$(8,224)	$17,037

Basic and diluted net income per share	$1.15	—	$0.78	(8)

Shares used in computing basic and diluted net income per share	21,892		21,892	(8)

(1)
Reflects a $2.9 million decrease for the year ended December 31, 2002 and a $14.5 million decrease for the nine months ended September 30, 2003 to achieve the target operating margin of 10% under our amended airline services agreement. The payments we will receive under the amended airline services agreement are designed to provide us with a 10% margin each year from 2004 through 2007. Our actual operating margin may be different if our actual expenses are greater or less than anticipated; however, the amended airline services agreement provides that our operating margin will be no less than 9% and no more than 11% for 2004 and 2005, and no less than 8% and no more than 12% for 2006 and 2007, provided that our operating margin could be less than the specified minimum to the extent that we incur specified expenses. See "Business—Our Airline Services Agreement with Northwest."

(2)
Reflects a decrease of $3.5 million, $0.1 million and $0.1 million for performance incentives, cargo and mail revenue and other revenue, respectively, for the year ended December 31, 2002 pursuant to the terms of our amended airline services agreement.

(3)
Reflects an increase in hub facility rental charges as provided in our amended airline services agreement.

(4)
Reflects an increase in the rental payments under CRJ leases and spare engine and parts leases from Northwest as provided in our amended airline services agreement.

(5)
Reflects adjustments for ground handling charges, passenger and baggage charges and deicing charges as provided in our amended airline services agreement.

(6)
Reflects annual interest expense of $5.0 million on the $200 million note held by Northwest with a corresponding $50 million reduction on January 1, 2002 following the Northwest capital contribution of $50 million.

(7)
Reflects the elimination of $2.9 million of interest earned on balances due from Northwest, which were settled with the dividend and cash payment during January 2003.

(8)
Pro forma, as adjusted basic and diluted net income per share has been computed using the number of shares of our common stock outstanding. These items do not include shares of our common stock issuable upon exercise of options to be outstanding under our 2003 Stock Incentive Plan upon completion of this offering.

(9)
Reflects the reduction of interest expense on the Northwest note following the $50 million capital contribution on January 1, 2003.

(10)
Reflects the $50 million capital contribution by Northwest and the change in the terms of the note payable to Northwest.

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

        You should read this selected condensed consolidated financial data together with the audited and unaudited consolidated financial statements and related notes, the unaudited pro forma condensed consolidated financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors—Risks Related to Our Business and Operations—Our historical financial results are not representative of our future results as a stand-alone entity."

        The following selected condensed consolidated financial data for each of the three fiscal years in the period ended December 31, 2002 and as of December 31, 2001 and 2002 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 have been derived from the audited consolidated financial statements not included in this prospectus. We have derived the selected historical financial data for the nine-month periods ended September 30, 2002 and 2003 and as of September 30, 2003 from the unaudited consolidated financial statements included elsewhere in this prospectus which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of that data. On April 1, 1997, Northwest Airlines Corporation purchased all of our outstanding stock. Our historical financial statements since Northwest Airlines Corporation's acquisition of us in 1997 reflect our historical operation as a business unit of Northwest Airlines Corporation, providing regional airline service exclusively to Northwest without regard to our stand-alone profitability.

        Like other air carriers, we disclose information regarding revenue passengers, revenue passenger miles, available seat miles, passenger load factor and revenue per available seat mile in "Other Data." While this data is often used to assess the financial performance of a major carrier, for a regional carrier such as Pinnacle Airlines, Inc. operating under a capacity purchase agreement, this data is not directly relevant to our revenues or profitability. However, it is provided to indicate the size and scope of our operations.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Total operating revenues	$96,429	$105,407	$131,923	$202,050	$331,568	$236,280	$329,675
Operating expenses:
Salaries, wages and benefits	29,584	30,757	38,988	56,915	69,086	50,765	61,963
Aircraft fuel and taxes	10,409	9,566	12,597	22,588	33,932	24,104	38,864
Aircraft maintenance, materials and repairs	23,180	19,574	18,390	20,661	13,276	11,085	9,926
Depreciation and amortization	3,627	3,017	3,295	4,505	6,141	5,076	2,232
Other rentals and landing fees	5,599	5,069	5,648	8,548	22,818	16,407	21,419
Aircraft rentals	23,938	18,455	21,911	40,628	87,016	60,997	97,987
Government reimbursements	—	—	—	—	—	—	(1,114)
Other	14,597	12,482	16,533	31,232	51,643	36,774	51,791

Total operating expenses	110,934	98,920	117,362	185,077	283,912	205,208	283,068
Operating income (loss)	(14,505)	6,487	14,561	16,973	47,656	31,072	46,607
Nonoperating income (expense)	(10)	(323)	67	6,094	2,672	1,863	(5,230)

Income (loss) before income taxes	(14,515)	6,164	14,628	23,067	50,328	32,935	41,377
Income tax expense (benefit)	(4,885)	2,501	5,366	8,821	19,543	12,844	16,116

Net income (loss)	$(9,630)	$3,663	$9,262	$14,246	$30,785	$20,091	$25,261

Cash dividends declared on common stock	$—	$—	$—	$—	$—	$—	$—

Basic and diluted net income (loss) per share	$(0.44)	$0.17	$0.42	$0.65	$1.41	$0.92	$1.15

Shares used in computing basic and diluted net income (loss) per share	21,892	21,892	21,892	21,892	21,892	21,892	21,892

	As of December 31,
	1998	1999	2000	2001	2002	As of September 30, 2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,212	$10,865	$8,232	$1,891	$4,580	$25,734
Property and equipment, net	9,503	10,366	24,072	32,785	26,631	34,196
Total assets	45,782	50,731	64,156	92,250	138,449	131,179
Long-term debt, including current maturities	557	350	122	—	—	185,000
Stockholder's equity (deficiency)	28,480	32,143	41,405	55,651	82,051	(108,188)
	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(unaudited)
Other Data:
Revenue passengers (in thousands)	1,134	1,147	1,378	2,031	2,938	2,095	3,217
Revenue passenger miles (in thousands)(1)	317,840	318,920	404,404	673,395	1,091,181	780,306	1,250,019
Available seat miles (in thousands)(2)	550,683	535,218	687,059	1,153,620	1,714,151	1,228,021	1,880,168
Passenger load factor(3)	57.7%	59.6%	58.9%	58.4%	63.7%	63.5%	66.5%
Operating revenue per available seat mile (in cents)	17.51	19.69	19.20	17.51	19.34	19.24	17.53
Operating costs per available seat mile (in cents)	20.14	18.48	17.08	16.04	16.56	16.71	15.06
Block hours
CRJs	—	—	10,889	58,584	124,889	86,546	148,937
Turboprops(4)	92,681	85,109	87,913	66,145	26,509	24,929	—
Cycles
CRJs	—	—	8,321	41,238	85,478	58,586	105,115
Turboprops(4)	73,117	68,106	66,881	47,570	20,262	18,738	—
Average daily utilization (block hours)
CRJs	—	—	9.31	8.22	8.47	8.47	8.71
Turboprops(4)	10.72	7.52	8.29	7.54	4.81	5.65	—
Average length of aircraft flight (miles)	243	238	262	318	353	352	377
Number of operating aircraft (end of period)
CRJs	—	—	9	30	51	43	70
Turboprops(4)	31	31	28	24	—	7	—
Employees (end of period)	1,230	1,218	1,750	1,741	2,403	2,226	2,438

(1)
Revenue passenger miles represents the number of miles flown by revenue passengers.

(2)
Available seat miles represents the number of seats available for passengers multiplied by the number of miles the seats are flown.

(3)
Passenger load factor equals revenue passenger miles divided by available seat miles.

(4)
As of December 31, 2002, all Saab turboprop aircraft were removed from our operating fleet.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information contained in this section has been derived from our historical financial statements as a wholly owned subsidiary of Northwest Airlines Corporation and should be read together with our historical financial statements and related notes included elsewhere in this prospectus. Our historical financial statements do not accurately reflect what our financial results would have been had we been independent of Northwest Airlines Corporation or had the airline services agreement been in effect throughout the periods presented.

General

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In the nine months ended September 30, 2003, we had a 53.1% increase in available seat miles flown over the same period in 2002. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2002. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of September 30, 2003, we offered scheduled passenger service operating an all-regional jet fleet of 70 Bombardier Canadair Regional Jets, or CRJs, with approximately 450 daily departures to 76 cities in 29 states and two Canadian provinces. Northwest has agreed to increase our fleet to 129 CRJs by December 31, 2005. As a result of the planned increase in our fleet size and expected changes in our route structure, we expect our available seat miles to grow at a compounded annual rate of approximately 24% from 2003 through 2006.

Basis of Presentation

        The historical financial information included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented. Northwest Airlines Corporation acquired Pinnacle Airlines, Inc. in April 1997 for approximately $33 million. Prior to the acquisition, Pinnacle Airlines, Inc. provided services exclusively to Northwest under an airline services agreement that expired on March 31, 1997. Immediately following the acquisition, Pinnacle Airlines, Inc. operated 41 33-seat Saab and 21 19-seat Jetstream turboprop aircraft, serving Northwest's hubs in Memphis and Minneapolis/St. Paul and did not have an airline services agreement with Northwest or any other airline. Since the acquisition, we have provided regional airline service exclusively to Northwest, and we have operated as a business unit of Northwest without regard to our stand-alone profitability. Our operations were designed to increase overall Northwest system revenues rather than to maximize our stand-alone profitability. Until March 1, 2002, we operated under a capacity purchase arrangement with Northwest which was substantially different from the airline services agreements we have operated under since that date.

Airline Services Agreements

        Since March 1, 2002, we have operated under airline services agreements with Northwest that are designed to result in our achieving a specified target operating margin. We will continue to derive substantially all of our future revenues under an amended airline services agreement. Under the amended agreement and our prior airline services agreements, we operate flights on behalf of Northwest. Northwest controls our scheduling, pricing, reservations, ticketing and seat inventories and is entitled to all revenues associated with the operation of our aircraft.

        From March 1, 2002 through December 31, 2002, the airline services agreement specified a target operating margin of 14%. This agreement was replaced by a revised airlines services agreement in January 2003 that eliminated certain incentive payments and retained the 14% target operating margin. In connection with this offering, the airline services agreement will be amended to lower our target operating margin to 10% through 2007 and to eliminate certain restrictions on our ability to operate for another carrier. The amended airline services agreement will provide that the reduction in our target operating margin will be effective the first day of the first month following this offering. In addition, in connection with this offering, Northwest agreed to make a $50 million capital contribution to us which resulted in a $50 million reduction in our obligation under the Northwest note. Other significant terms of the airline services agreement are as described in "Business—Our Airline Services Agreement with Northwest."

        The amended airline services agreement will expire December 31, 2017, and will automatically extend for additional five-year periods, unless terminated by Northwest. Under our amended airline services agreement, Northwest assumes the risk of revenue volatility associated with fares and passenger traffic on each operated flight, price volatility for specified expense items such as fuel and the cost of all distribution and revenue-related costs. See "Business—Our Airline Services Agreement with Northwest."

        The airline services agreement and the other agreements we have entered into with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and were negotiated in the overall context of the initial contribution of shares to the Northwest Airlines Pension Plans. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than those we would have been able to obtain otherwise. When we need to replace these agreements, we will be negotiating with Northwest or third parties on an arm's-length basis, and we may not be able to do so on as favorable terms.

Revenues

        In our historical statements of income, passenger revenues have been derived from our capacity purchase arrangements with Northwest and since March 1, 2002 have been derived under our airline services agreements. Other revenues have primarily consisted of ground handling and cargo. We have provided ground handling services to Northwest and Mesaba at some airports. Ground handling revenues accounted for less than 2% of our total revenues in 2002. Beginning as of March 1, 2002, passenger revenues have included all revenues in respect of both passenger and cargo capacity. We will continue to account for our ground handling services in other revenues. The number of aircraft we operate will have the largest impact on our revenues.

        Our previous capacity purchase arrangements with Northwest were designed to permit Northwest to operate our business in a manner that would enable it to increase its overall system revenue rather than to maximize our profitability through market based rates and margins. As a result, Northwest retained the ability to adjust the revenues and margins we would receive under those arrangements. In contrast to the prior arrangements, the airline services agreement establishes the compensation structure for our services throughout the term of the agreement in a manner designed to better align our revenues and earnings with our underlying cost drivers, such as block hours and cycles.

        A significant portion of the payments we receive from Northwest are based on the actual operation of our aircraft. Northwest is solely responsible for scheduling flights, and the airline services agreements do not require Northwest to meet any minimum utilization levels for our aircraft.

        Under the airline services agreement, we receive the following types of payments from Northwest: payments representing full reimbursement of our costs for specified expenses; payments based on pre-set rates; and margin payments.

        Reimbursement payments.    We receive monthly reimbursement for all expenses relating to: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; hub and maintenance facility rentals; passenger security costs; ground handling in cities where Northwest has ground handling operations; Detroit landing fees and some property taxes. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that these reimbursement payments, together with the associated margin payments described below, will account for approximately 65% of our revenues.

        Payments based on pre-set rates.    We will receive semi-monthly payments for each block hour and cycle we operate and a monthly fixed cost payment based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to: labor costs; ground handling costs in cities where Northwest does not have ground handling operations; landing fees in cities other than Detroit; overhead and depreciation.

        The rates for block hours and cycles have been determined for each fiscal year through 2005. Our fixed cost rate has been determined for the year ended December 31, 2003 and will be adjusted annually through 2005 based on the size of our fleet. The rates will also be adjusted annually to reflect increases of up to 5% in the Producer Price Index. These rates, in conjunction with the margin payments, have been calculated with the intention of yielding an annual operating margin of 14% for the ten months ending December 31, 2002 and for 2003 through the month of this offering and 10% thereafter through 2007. To the extent that our actual operating margin deviates from 10% in 2005, other than as a result of the excluded expenses listed below, our block hour, cycle and fixed cost rates will be adjusted for 2006 by resetting them so that they would have yielded a 10% margin in 2005 and increasing those rates based on increases of up to 5% in the Producer Price Index during 2005. These rates will be increased for 2007 to reflect an increase of up to 5% in the Producer Price Index during 2006. The initial rates were determined by Northwest and us based on our historical and expected operating costs. The rates we will receive for our services under the airline services agreement will be reset in 2008. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately 35% of our revenues.

        Margin payments.    We will receive a monthly margin payment based on the revenues described above calculated to achieve a target operating margin. The target operating margin was 14% for the ten months ending December 31, 2002 and for 2003 through the month of this offering. The target operating margin for each year from 2004 through 2007 is 10% and will be reset to a market-based percentage in 2008, but the reset target operating margin will be no lower than 8% and no higher than 12%.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the target operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin could differ from our target operating margin.

        Through 2007, if our actual costs that are intended to be covered by the revenues we receive based on pre-set rates deviate from the expected costs used in developing those pre-set rates, and as a result our operating margin is below the 9% floor or above the 11% ceiling for 2004 and 2005, or below the 8% floor or above the 12% ceiling for 2006 and 2007, a year-end adjustment in the form of a payment by Northwest or by us will be made to adjust our operating margin to the floor or ceiling. Specified amounts will be excluded when determining whether our annual operating margin is below the floor or above the ceiling. Beginning in 2008, Northwest will not guarantee us a minimum operating margin, although we will still be subject to a margin ceiling above the revised target operating margin. If our actual operating margin for any year beginning with 2008 exceeds the revised target operating margin by up to five percentage points, we will make a year-end adjustment payment to Northwest in an amount equal to half of the excess. In addition, if our actual operating margin exceeds the targeted operating margin by more than five percentage points, we will also pay to Northwest all of the excess above five percent. We will record an amount each quarter to reflect our right to receive or our obligation to pay this operating margin adjustment payment, and any net payment will be made annually.

        As described above, the payments we will receive under the airline services agreement are designed to provide us with a target operating margin on an annual basis. However, our quarterly operating margin could differ from the target margin based on a variety of factors, including the timing of capital expenditures and changes in operating expenses, such as personnel and maintenance costs over the course of a fiscal year. Due to these factors, our quarterly operating results and quarter-to-quarter comparisons of our operating results may not be good indicators of our annual financial performance.

        See "Business—Our Airline Services Agreement with Northwest" for further information regarding the airline services agreement.

  Saab Fleet

        Our 2002 revenues include payments in respect of our Saab turboprop aircraft which were removed from our operating fleet as of December 31, 2002.

Operating Expenses

        Our operating expenses include costs relating to wages, salaries and benefits, aircraft rent and maintenance, fuel, hub facility and other rentals, passenger liability, war risk and hull insurance and ground handling.

        Salaries, wages and benefits.    This expense includes employee salaries, wages and benefits, as well as employee incentives and payroll taxes. These expenses will fluctuate, based primarily on our level of operations and changes in wage rates for contract and non-contract employees. Under the airline services agreement, employee bonuses and incentives exceeding levels specified in the airline services agreement and employee salaries exceeding standard industry wages will be excluded when determining whether our annual operating margin is below the applicable floor or above the applicable ceiling.

        Aircraft fuel and taxes.    This expense includes the cost of aircraft fuel, associated fuel taxes and into-plane fees. Under the airline services agreement, our fuel expense will be the lower of the actual cost and $0.78 per gallon and will be reimbursed in full by Northwest.

        Aircraft maintenance, materials and repairs.    Maintenance-related expenses include all facilities, parts, materials, tooling and spares and use of auxiliary power required to maintain our aircraft. Third-party engine and airframe heavy maintenance provided by General Electric and Bombardier for our CRJ aircraft will be reimbursed in full by Northwest under the airline services agreement. The average age of our CRJ aircraft is 1.6 years and will continue to be low as we take delivery of additional new aircraft. We expect that many parts and maintenance requirements associated with the CRJs will be covered under the manufacturers' warranties during the first few years of operation and, therefore, our total maintenance costs will be relatively low. Our maintenance costs will increase as our fleet ages and these warranties expire.

        Other rentals and landing fees.    This expense is comprised of landing fees paid to airport authorities, as well as rental fees paid for airport facilities.

        Aircraft rentals.    All of our aircraft are operated under long-term leases with either Northwest or, in the case of our Saab aircraft, which were removed from our operating fleet as of December 31, 2002, with third parties. Under the airline services agreement, we will lease or sublease all of our future deliveries of aircraft from Northwest. Our lease payments associated with CRJ aircraft deliveries are fixed. Northwest will reimburse our aircraft rental expense in full under the airline services agreement.

        Other.    This expense primarily includes ground handling fees, insurance costs and recruitment and training expenses. Northwest has agreed to provide ground handling services to us at a fixed price at some non-hub airports where Northwest has station operations. These costs will be included in the block hour and cycle rates that we will receive from Northwest. Under the airline services agreement, our cost of aviation liability, war risk and hull insurance will be the lower of actual cost and amounts based on the value of our fleet or the number of revenue passengers we carry, and will be reimbursed in full by Northwest.

Certain Statistical Information

        Information with respect to our operating expenses per available seat mile follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Operating Expenses (in cents):
Salaries, wages and benefits	5.67	4.93	4.03	4.13	3.30
Aircraft fuel and taxes	1.83	1.96	1.98	1.96	2.07
Aircraft maintenance, materials and repairs	2.68	1.79	0.77	0.90	0.53
Depreciation and amortization	0.48	0.39	0.36	0.41	0.12
Other rentals and landing fees	0.82	0.74	1.33	1.34	1.14
Aircraft rentals	3.19	3.52	5.08	4.97	5.21
Government reimbursements	—	—	—	—	(0.06)
Other	2.41	2.71	3.01	3.00	2.75

Total	17.08	16.04	16.56	16.71	15.06

September 11, 2001 Terrorist Attacks

        The events of September 11, 2001 had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. In the immediate aftermath of these events, Northwest reduced our scheduled daily capacity by approximately 20% on an available seat mile basis, primarily by eliminating Northwest's evening flights in Memphis. The airline industry continues to experience a decline in traffic, particularly business traffic (which has a higher yield than leisure traffic), due to weak domestic and international economic conditions. Although our scheduled daily capacity now exceeds our pre-September 11, 2001 levels as a result of the growth of our CRJ fleet and restoration of Northwest's evening flights in Memphis, we anticipate that continued weak economic conditions will continue to put pressure on the industry and Northwest. See "Risk Factors—Risks Associated with the Airline Industry—The September 11, 2001 terrorist attacks seriously harmed our business and may harm our business in the future."

        On September 21, 2001, Congress passed, and the President subsequently signed into law, the Airline Stabilization Act which provides, in part:

  •
  $5 billion in payments to compensate U.S. air carriers for losses incurred by the airline industry as a result of the terrorist attacks on the U.S. that occurred on September 11, 2001;

  •
  $10 billion of federal loan guarantees to be made available to U.S. air carriers, subject to certain conditions and fees, including the potential requirement that the government be issued warrants or other equity instruments in connection with such loan guarantees;

  •
  provisions designed to ensure the continuity of air service to communities, including government subsidized essential air service to small communities;

  •
  reimbursement to U.S. air carriers by the government of certain increased insurance costs incurred for the operation of aircraft;

  •
  deferral of the deposits by U.S. air carriers for payments on certain taxes; and

  •
  authorization for the FAA to provide third-party war risk liability coverage to U.S. carriers, their vendors, agents, and aircraft lessors and lenders.

        Under the Airline Stabilization Act, each air carrier is entitled to receive compensation payments equal to the lesser of:

  •
  its direct and incremental pre-tax losses attributed to the terrorist attacks for the period of September 11, 2001 to December 31, 2001; and

  •
  its available seat mile and/or revenue ton mile allocation of the $5 billion compensation available under the Airline Stabilization Act.

        We received a total of $4.8 million in 2001 under the Airline Stabilization Act, which includes $0.2 million for assistance with insurance costs. We also recognized an additional $0.8 million in 2001 for the final payment due under this Act, which was received during 2002. The total of $5.6 million is included in nonoperating income (expense) in our statements of operations.

        During 2002, the Department of Transportation enacted legislation requiring the strengthening of cockpit doors. We have modified our cockpit doors as required by this legislation, and, in December 2002, we received a reimbursement payment of $0.7 million for costs incurred complying with this legislation. In September 2003, we received an additional payment of $0.5 million. These reimbursements offset substantially all of our direct costs associated with the modifications required by this legislation.

Results of Operations

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

        We recorded pre-tax income of $41.4 million for the nine months ended September 30, 2003 and $32.9 million for the nine months ended September 30, 2002. Operating income was $46.6 million in 2003 compared with $31.1 million in 2002. An increase in operating revenue of $93.4 million was primarily caused by the addition of 27 CRJ aircraft and the airline services agreement with Northwest which was in effect for the nine-month period in 2003, offset by the removal of Saab aircraft from our operating fleet as of December 31, 2002.

        Operating Revenue.    Operating revenue increased 39.5%, or $93.4 million, primarily due to the increased flying of CRJs, which accounted for an increase in operating revenue of $129.1 million. This increase was partially offset by the decrease in revenue due to the removal of Saab aircraft from our fleet and a fuel-burn penalty of $0.4 million, representing 75% of the full year estimate of $0.5 million. CRJ block hours and cycles increased by 72.1% and 79.4%, respectively, which accounted for increased revenue of $8.9 million and $7.5 million, respectively. Revenue associated with expense reimbursements increased by 74.6%, which accounted for increased revenue of $94.0 million. The margin associated with block hours, cycles, and expense reimbursements accounted for the remaining increase in operating revenue in 2003, which was partially offset by the elimination of performance incentives in 2003. Operating revenue per CRJ block hour for the nine months ending September 30, 2003, and 2002 were $2,180 and $2,259 respectively, which represents a decrease of approximately 3.5%.

        Operating Expenses.    Operating expenses increased 37.9%, or $77.9 million, primarily due to the increase in the size of our aircraft fleet. Operating expense per available seat mile decreased by 9.9% or $1.65 cents per mile. This decrease is due primarily to the removal of Saab aircraft from our fleet, which have fewer seats than the CRJ aircraft. Operating expenses for the nine months ended September 30, 2003 included significant increases related to the growth of our fleet, including higher wages and benefits, ground handling expenses, hub fees, fuel costs, landing fees and aircraft rentals. The increase in operating expenses was partially offset by a decrease in expense for aircraft maintenance, depreciation and the refund of previously paid passenger screening costs. The increases in wages and benefits, ground handling, fuel costs, landing fees and aircraft rentals were primarily due to the increase in our CRJ fleet, while hub facility fees increased pursuant to the terms of the airline services agreements.

        Salaries, wages and benefits increased 22.1%, or $11.2 million, primarily due to the increase in the number of CRJ pilots, flight attendants and mechanics and wage rate and benefit increases.

        Aircraft fuel and tax expense increased 61.2%, or $14.8 million, primarily due to increased block hours and the higher burn rate associated with jet equipment.

        Depreciation and amortization expense decreased 56.0%, or $2.8 million, primarily due to increased depreciation during 2002 on our flight equipment to coincide with the removal of the Saab aircraft from our fleet. The decrease was partially offset by the increased depreciation on aircraft spares, tools and equipment for the CRJ aircraft.

        Other rentals and landing fees increased 30.5%, or $5.0 million, primarily due to capacity increases and increased hub facility fees as provided by the terms of our airline services agreements.

        Aircraft rental expense increased 60.6%, or $37.0 million, primarily due to 27 additional leased CRJ aircraft and higher CRJ rental rates under the airline services agreements. The increase in aircraft rental expense was partially offset by the decrease in rent associated with our leased Saab aircraft, which were removed from our fleet prior to 2003.

        Other expenses increased 40.8%, or $15.0 million, primarily due to higher ground handling expenses resulting from growth of the CRJ fleet.

  2002 Compared to 2001

        We recorded pre-tax income of $50.3 million for the year ended December 31, 2002 and $23.1 million for the year ended December 31, 2001.

        Operating income was $47.7 million in 2002 compared with $17.0 million in 2001. An increase in operating revenue of $129.5 million was primarily caused by the addition of 21 CRJ aircraft and entering the airline services agreement with Northwest, offset by the reduction of 24 Saab aircraft from our operating fleet.

        Operating Revenues.    Operating revenue increased 64.1%, or $129.5 million, primarily due to the increased flying of CRJs and entering the airline services agreement with Northwest in March 2002. The increase in operating revenue during 2002 was partially offset by the decrease in revenue from the transition of the Saab aircraft out of our active fleet. CRJ block hours and cycles increased by 113.2% and 107.3%, respectively, which accounted for increased revenue of $8.5 million and $9.0 million, respectively. The remaining revenue increase is primarily due to revenue associated with expense reimbursements and margin of $124.1 million and $33.0 million, respectively. CRJ average revenue per block hour increased from $1,904 to $2,286, or 20.1%, while our Saab average revenue per block hour increased from $1,310 to $1,503, or 14.7%.

        Operating Expenses.    Operating expenses increased 53.4%, or $98.8 million, primarily due to the increase in the size of our aircraft fleet and entering the airline services agreement with Northwest in March 2002. The year ended December 31, 2002 included significant expenses related to the growth of our fleet, including higher wages and benefits, ground handling and deicing expenses, hub fees, fuel costs and aircraft rentals. Operating expense per available seat mile increased by 0.52 cents, or 3.2%. This increase was primarily due to an increase in expense per available seat mile of 1.55 cents and 0.82 cents for aircraft rentals and ground handling expenses, respectively. The increases in aircraft rental and ground handling expenses were due to the increase in our CRJ fleet, while hub facility fees increased pursuant to the terms of the airline services agreement. The increase in operating expenses was partially offset by a decrease in expense per available seat mile of 0.90 cents and 1.02 cents for salaries, wages and benefits and aircraft maintenance, respectively.

        Salaries, wages and benefits increased 21.4%, or $12.2 million, primarily due to the increase in the number of CRJ pilots, flight attendants and mechanics and wage rate and benefit increases.

        Aircraft fuel and tax expense increased 50.2%, or $11.3 million, primarily due to increased block hours and the higher burn rate associated with jet equipment.

        Aircraft maintenance, materials and repairs decreased 35.8%, or $7.4 million, primarily due to the reduction in the size of our Saab fleet. In addition, maintenance expense reflects the fact that our CRJs are still covered by the manufacturers' warranties.

        Depreciation and amortization expense increased 36.3%, or $1.6 million, due to increased depreciation on our flight equipment to coincide with the removal of the Saab aircraft from our fleet. Additionally, depreciation increased with additional aircraft spares, tools and equipment for the CRJ aircraft, offset by a reduction in amortization of goodwill expense of $0.7 million due to the adoption of Statement of Financial Accounting Standards No. 142.

        Other rentals and landing fees increased 166.9%, or $14.3 million, primarily due to capacity increases and increased hub fees pursuant to our March 2002 airline services agreement with Northwest.

        Aircraft rental expense increased 114.2%, or $46.4 million, primarily due to 21 additional leased CRJ aircraft and higher CRJ rental rates under the March 2002 airline services agreement. The increase in aircraft rental expense was partially offset by the removal of Saab aircraft from our fleet, which was completed by the end of 2002.

        Other expenses increased 65.2%, or $20.4 million, primarily due to higher ground handling expenses resulting from the growth in our CRJ fleet.

  2001 Compared to 2000

        We recorded pre-tax income of $23.1 million, which includes $5.6 million under the Airline Stabilization Act, for the year ended December 31, 2001 and $14.6 million for the year ended December 31, 2000.

        We began CRJ revenue flights in June 2000. Additionally, in June 2000 Northwest increased its scheduled flights in Memphis, which in turn resulted in our total scheduled capacity increasing by 25%. We operated at these increased levels in Memphis until October 2001, when in the aftermath of the September 11, 2001 terrorist attacks, Northwest reduced its scheduled flights in Memphis, and as a result our total daily scheduled capacity was reduced by 20% on an available seat mile basis. During 2001, we increased our CRJ fleet by 21 aircraft and reduced our turboprop fleet by four Saab aircraft. As a result of the above factors, our operating capacity increased 67.9% to 1,154 million available seat miles in 2001 compared to 2000.

        Operating revenues.    Operating revenues increased 53.2%, or $70.1 million, primarily attributable to a 26.2% increase in block hours, which accounted for $34.0 million of this increase, and an average block hour revenue rate increase associated with the CRJ aircraft of $279 per block hour, which accounted for $34.7 million of this increase. Other revenue increased by $1.4 million.

        Operating expenses.    Operating expenses increased 57.7%, or $67.7 million, in 2001 compared to 2000 due primarily to the increase in our aircraft fleet. The year ended December 31, 2001 included significant expenses related to the addition of 21 CRJs to our fleet and an increase in our scheduled capacity in Memphis, including higher wages and benefits, training costs and pilot and mechanic recruitment expenses. Operating expense per available seat mile decreased 6.1% primarily due to lower maintenance and flight operations costs per available seat mile, both of which were attributable to the increase in CRJ aircraft.

        Salaries, wages and benefits increased 46.0%, or $17.9 million, due primarily to wage rate and benefit increases for pilots, flight attendants and mechanics, as well as an increase in headcount due to the increase in fleet size.

        Aircraft fuel and tax expense increased 79.3%, or $10.0 million, due primarily to increased block hours, which added $3.2 million in fuel costs, and the higher burn rate associated with jet equipment, which increased fuel cost by $6.8 million.

        Aircraft maintenance, materials and repair costs increased 12.3%, or $2.3 million, due primarily to recognition of aircraft return expense of $1.5 million, CRJ engine and landing gear repairs of $1.0 million and auxiliary power unit maintenance costs of $1.0 million, partially offset by the reduction in Saab engine and propeller maintenance costs of $1.3 million.

        Depreciation and amortization expense increased 36.7%, or $1.2 million, due primarily to higher levels of aircraft spare parts depreciation of $0.6 million and tools and equipment depreciation of $0.8 million for the CRJs, partially offset by a reduction of other depreciation of $0.2 million.

        Other expenses increased 88.9%, or $14.7 million, largely due to higher outside services of $4.8 million, insurance costs of $1.5 million, operating taxes of $2.8 million and personnel costs of $3.5 million related to the growth of our CRJ fleet and increased flight operations.

        Aircraft rental expense increased 85.4% or $18.7 million, of which $20.5 million was due to the additional leased CRJ aircraft, partially offset by a decrease of $1.8 million due to four fewer leased Saab aircraft.

        Other rentals and landing fees increased 51.3%, or $2.9 million, primarily due to capacity increases.

Liquidity and Capital Resources

        As of September 30, 2003, we had $25.7 million in cash and cash equivalents. Net cash provided by operating activities was $25.6 million during the nine months ended September 30, 2003, due primarily to cash provided by net income of $25.3 million and depreciation of $2.2 million, offset by changes in operating assets and liabilities of $2.7 million.

        Operating activities.    Net cash provided by operating activities was $0.05 million in the year ended December 31, 2002, due primarily to cash provided by net income of $30.8 million and depreciation of $6.1 million, offset by an increase in net receivables of $40.6 million primarily due to a change in cash management policy implemented by Northwest following September 11, 2001. Net cash used in operating activities was $8.6 million in the year ended December 31, 2001, due primarily to cash provided by net income of $14.2 million and depreciation and amortization of $4.5 million, offset by an increase in net receivables of $34.7 million primarily due to the 2001 change in Northwest's cash management policy. Net cash provided by operating activities in 2000 was $9.3 million, due to net income of $9.3 million.

        Investing activities.    Investing activities for the nine months ended September 30, 2003 consisted primarily of rotable parts and ground equipment purchases related to the new CRJ aircraft of $10.0 million. Investing activities for the year ended December 31, 2002 consisted primarily of rotable parts and ground equipment purchases related to the new CRJ aircraft of $4.4 million. Investing activities for the years ended December 31, 2001 and 2000 consisted primarily of rotable parts purchased for the new CRJ aircraft of $8.0 million and $11.0 million, respectively, and purchases of other ground property and equipment related to the CRJs of $4.9 million and $5.3 million, respectively. Cash used in investing activities was approximately $4.4 million, $12.9 million and $16.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

        Financing activities.    Cash provided by financing activities for the nine months ended September 30, 2003 totaled $5.6 million and consisted primarily of $24.8 million of proceeds from borrowings under our revolving credit facility with Northwest, payments of $15.0 million of debt obligations to Northwest for the $200 million note and repayment in full of a $4.3 million line of credit with a bank. Cash provided by financing activities for the year ended December 31, 2002 totaled $7.2 million and consisted primarily of the utilization of manufacturer credits extended to Northwest for purchase of CRJ aircraft parts from that manufacturer. Cash provided by financing activities for 2001 totaled approximately $15.2 million and consisted primarily of the utilization of $11.1 million of manufacturer credits extended to Northwest and $4.2 million of proceeds from borrowings under a line of credit with a bank. This amount was partially offset by payment of $0.1 million of debt obligations.

        Cash provided by financing activities for 2000 totaled approximately $4.4 million and consisted primarily of the utilization of credits extended to Northwest by a manufacturer for purchase of CRJ aircraft parts from that manufacturer. This amount was partially offset by payment of $0.2 million of debt obligations.

        As of September 30, 2003, we had a $50 million revolving credit facility with Northwest under which we had $24.8 million of borrowings and $0.8 million of standby letters of credit outstanding. As of September 30, 2003, our borrowings under the credit facility had an interest rate of 5.0%.

        Capital commitments.    We expect capital expenditures for 2003 to be approximately $13.3 million, primarily relating to CRJ aircraft rotable and expendable parts and tooling, software application and automation infrastructure projects and maintenance and ground equipment.

        Debt and lease obligations.    The following chart details our debt and lease obligations on a pro forma, as adjusted basis, at September 30, 2003. In addition, operating lease information includes scheduled deliveries of aircraft under the airline services agreement through December 2005 at the basic aircraft rental rate provided in the airline services agreement. Under our airline services agreement, amounts relating to operating leases will be directly reimbursed by Northwest.

	Payments Due by Period (in thousands)
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Contractual Obligations:
Short-term debt(1)(2)	$25,600	$25,600	$—	$—	$—
Long-term debt(1)(3)	135,000	12,000	24,000	24,000	75,000
Operating leases(4)	3,801,913	181,694	521,856	548,199	2,550,164

Total contractual cash obligations	$3,962,513	$219,294	$545,856	$572,199	$2,625,164

(1)
Does not include associated interest expense.

(2)
Short-term debt includes $0.8 million of standby letters of credit.

(3)
Long-term debt consists of the Northwest note and reflects the reduction of our obligation under the Northwest note by $50 million as a result of a $50 million capital contribution by Northwest.

(4)
As of September 30, 2003, our obligations relating to operating leases, excluding future scheduled deliveries of aircraft under the airline services agreement, were as follows (in thousands):

Total	Less than 1 year	1-3 years	4-5 years	After 5 years
$2,136,496	$151,092	$300,866	$300,399	$1,384,139

        Revolving credit facility.    Northwest has provided Pinnacle Airlines, Inc. with a $50 million revolving credit facility. This facility is guaranteed by Pinnacle Airlines Corp. Borrowings under this facility will bear interest at a rate equal to the higher of the prime rate published by JPMorgan Chase or the most recent overnight funds rate offered to JPMorgan Chase plus 1.0% per annum. As of September 30, 2003, we had $24.8 million of borrowings under this facility. We are required to use our best efforts to obtain a replacement credit facility with a third party lender at the earliest time possible. The revolving credit facility contains a number of restrictive covenants applicable to Pinnacle Airlines, Inc., including limitations on the incurrence of debt and liens, the making of distributions and other transactions. The term of our revolving credit facility will extend through December 2005.

Critical Accounting Policies

        General.    Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions.

        Revenue recognition.    Revenue recognition involves the use of estimates and assumptions, including, as of March 1, 2002, the recognition of or revisions to revenue over the course of a fiscal year to reflect the operating margins provided for in the airline services agreement.

        Significant customer.    We will generate substantially all of our revenues and corresponding accounts receivable under the airline services agreement with Northwest. If Northwest experiences significant adverse conditions in its industry or operations, including the continued impact of the current economic downturn on its financial and operational strength, our ability to receive payments from Northwest and the amount of those payments may be adversely affected.

        Maintenance.    We record maintenance and repair costs for our equipment and for our leased equipment as the costs are incurred.

        Expendable aircraft components.    Spare parts and maintenance supplies are considered to be expendable aircraft components. We record expendables and fuel as inventory when they are purchased and we charge the costs to operations as this inventory is used. We record inventory at the lower of our cost or market value. We record an allowance for obsolescence based upon our estimate of the useful lives of the related aircraft and engines.

        Property and equipment.    We record property and equipment, which include rotable spare parts at our cost. We depreciate these assets based on our estimate of the useful lives or the lease terms of the aircraft as appropriate.

        Related party transactions.    We have significant related party transactions with Northwest and its affiliates. We disclose all significant related party transactions.

New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize them. We adopted SFAS No. 142 in the first quarter of 2002, and as a result, we no longer amortize goodwill established in the 1997 acquisition of us by NWA Inc. We had a balance of goodwill of $18.4 million at December 31, 2002. Application of the no amortization provision of SFAS No. 142 resulted in a decrease in operating expenses of $0.5 million, which increased basic and diluted net income by $0.02 per share for the nine months ended September 30, 2003. In performing the January 1, 2002 transitional impairment test of our existing goodwill, we compared our carrying value to our estimated fair value, which was determined using a discounted cash flow analysis of projected future earnings. Based on this analysis and following the guidance of SFAS No. 142, we concluded that our goodwill was not impaired. For purposes of this standard, we determined that we operate in one reporting unit consisting of scheduled airline passenger service. In conducting the annual impairment test for 2002, we concluded that our goodwill was not impaired. Other than goodwill, we have no identifiable intangible assets.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. This statement addresses the accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. We will adopt this statement effective January 1, 2003. The adoption of this statement is not anticipated to have a material effect on our financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and provides a single accounting model for the disposal of long-lived assets from continuing and discontinued operations. We have adopted this statement effective January 1, 2002. The adoption of this statement did not have a material effect on our financial position or results of operations.

        Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", ("Interpretation 45"), significantly changed current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 required a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Interpretation 45 also expanded the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Interpretation 45's disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted Interpretation 45 effective January 1, 2003, which did not have a material impact on our results of operations or financial position.

        In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation 46"). The objective of Interpretation 46 was to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changed that by requiring a variable interest entity to be consolidated by a company if that company was subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this Interpretation did not have a material impact on our results of operations or financial position.

Quantitative and Qualitative Disclosure About Market Risk

        We are not subject to any significant degree to market risks such as commodity price risk (e.g., aircraft fuel prices) and interest rate risk.

        Aircraft fuel.    We have not been a party to derivative financial instruments. Under the airline services agreement, Northwest Airlines will bear the economic risk of fuel price fluctuations as our future fuel costs are reimbursed by Northwest and capped at $0.78 per gallon.

        Interest rates.    All of our CRJs are operated under long-term operating leases with Northwest Airlines and our Saab aircraft, which are being subleased to Mesaba, are leased from a third party. We also anticipate leasing all of our future deliveries of aircraft. Under the airline services agreement, the lease payments associated with aircraft deliveries are fixed. We do not hold long-term interest sensitive assets and, therefore, we are not exposed to interest rate fluctuations for our assets. The $200 million note we issued to NWA Inc. bears interest at a fixed rate, but loans under our revolving credit facility bear interest at a floating rate. We do not purchase or hold any derivative financial instruments to protect against the effects of changes in interest rates.

BUSINESS

Our Company

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In the nine months ended September 30, 2003, we had a 53.1% increase in available seat miles flown over the same period in 2002. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2002. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of September 30, 2003, we offered scheduled passenger service on an all-regional jet fleet of 70 Bombardier Canadair Regional Jets, or CRJs, with approximately 450 daily departures to 76 cities in 29 states and two Canadian provinces. Northwest has agreed to increase our fleet to 129 CRJs by December 31, 2005. As a result of the planned increase in our fleet size and expected changes in our route structure, we anticipate that our available seat miles will grow at a compounded annual rate of approximately 24% from 2003 through 2006.

  Complementary to Northwest's Operations

        We believe our operations are integral to Northwest's future growth and complement Northwest's operations by allowing more frequent service to selected markets than could be provided economically with conventional large jet aircraft. Our regional jets' operational capabilities allow us to service markets profitably that do not have enough passenger traffic to support Northwest's mainline jet service. The complementary nature of our relationship is further evidenced by the fact that approximately 70% of our passengers connect to or from a Northwest flight. These passengers connect to Northwest's extensive domestic schedule, its broad Asia network and its trans-Atlantic flights supported by the long-standing Northwest/KLM alliance. Northwest has indicated its commitment to regional jets as part of its core strategy by placing firm orders on 129 CRJs, all of which have been committed to us, and acquiring options for an additional 175 CRJs.

        Northwest is the world's fourth-largest air carrier as measured by 2002 revenue passenger miles. Northwest and its travel partners serve nearly 720 cities in close to 118 countries on six continents. Its domestic operations center around its hubs in Detroit, Minneapolis/St. Paul and Memphis, where including our and other Northwest Airlink flights, it accounted for approximately 83%, 81% and 80%, respectively, of each hub airport's daily departures in the nine months ended September 30, 2003.

  Focus on Regional Jets

        Our focus on regional jet aircraft is crucial to our growth. We are one of the first regional airlines in the United States to have a fleet consisting solely of regional jets, which offer a number of advantages over turboprop aircraft which are used by many other regional airlines. We expect to use our regional jets out of the Northwest hubs in Detroit, Minneapolis/St. Paul and Memphis to begin service to new markets and to expand service in existing markets. We believe that we are well positioned to capitalize on and profit from Northwest's anticipated demand for increased regional service, and we plan to compete for additional opportunities to provide airline services to Northwest. In addition, as another element of our growth strategy, we intend to seek opportunities to provide regional airline service to other major carriers. Our airline services agreement allows us to establish separate operations to provide airline services to other major carriers, subject to restrictions described below.

  Beneficial Agreement with Northwest

        We derive substantially all of our revenues under the airline services agreement with Northwest. Northwest controls the scheduling, pricing, reservations, ticketing and seat inventories for our flights and is entitled to all passenger and cargo revenues associated with the operation of our aircraft. We believe this capacity purchase business model, in which a major airline buys the capacity of aircraft operated by a regional airline, is preferable to a revenue-sharing model, in which a regional airline and a major airline share the revenue from passengers who connect between the two carriers, because the capacity purchase model reduces the financial risk of regional airlines and enables them to focus on operating their businesses with the highest standards, while maximizing their efficiency. The benefits to regional airlines operating under the capacity purchase model compared to the revenue-sharing model include:

  •
  the assumption of risk by the major carrier of revenue volatility associated with fares and passenger traffic on each operated flight;

  •
  the major carrier's assumption of the price volatility for specified expense items such as insurance and fuel;

  •
  the assumption by the major carrier of the cost of all distribution- and revenue-related costs, such as commissions, central reservation system fees and advertising; and

  •
  in some circumstances, the ability to profitably operate routes selected by the major carrier to maximize its own profitability, even though those routes might not have offered margins attractive enough to motivate us to offer services based on a revenue-sharing model.

        Additionally, our airline services agreement with Northwest contains several provisions that further reduce our financial risk. Certain of these provisions will be amended effective on the first day of the first month following the consummation of this offering and, as amended, will include the following terms:

  •
  Northwest will compensate us in a manner designed to provide us with a target operating margin of 10% for each year from 2004 through 2007.

  •
  Northwest will guarantee us a minimum operating margin of 9% for 2004 and 2005 and 8% for 2006 and 2007, excluding specified items, such as employee compensation expenses exceeding standard industry wages and performance penalties.

  •
  Beginning in 2008, the rates for block hour, cycle and fixed cost payments will be reset based on our historical and expected operating costs. From 2009 until the end of the initial term, these rates will increase annually based on increases in the Producer Price Index. In addition, the target operating margin will be reset to a market-based percentage in 2008, but the new target operating margin will be no lower than 8% and no higher than 12%. Beginning in 2008, there will be no minimum guaranteed operating margin, although we will still be required to make year-end adjustment payments to Northwest if our actual annual operating margins are above the new target operating margin.

  •
  Northwest has obtained long-term financing commitments from Bombardier for all of the regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

  •
  Northwest will reimburse us in full during the entire term of the agreement for a significant share of our operating costs, including fuel costs, basic aircraft rental expense and liability, war risk and hull insurance, third-party deicing services, third-party CRJ engine and airframe maintenance, hub and maintenance facility rentals, passenger security costs, ground handling in cities where Northwest has ground handling operations, Detroit landing fees and some property taxes. We expect that these items, together with associated margin payments, will represent approximately 65% of our revenues.

        We believe that our airline services agreement enables us to focus completely on operating our business with the highest standards and on maximizing our efficiency. With Northwest responsible for fares, passenger traffic and all other marketing functions, we are able to concentrate on our flight completion and on-time rates, customer service, cost-effective maintenance, employee training, labor costs and employee relations. See "—Our Airline Services Agreement with Northwest."

  Strong Operational Performance

        Our current management team has led a comprehensive operational turnaround of our company since Northwest Airlines Corporation acquired us in April 1997. Management has focused on improving customer service, employee training and development, infrastructure and preventative maintenance and has established a company culture with clear goals. As a result of these efforts, our on-time arrival percentage improved to 90.6% for 2002 from 75.0% for 1997. In addition, our completion factor improved to 98.0% for 2002 from 97.1% for 1997. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2002.

  Experienced Management Team

        Our senior management team, led by our CEO, Philip Trenary, has an average of 22 years of experience in the airline industry and has been with our company for an average of six years. Mr. Trenary received the Commuter & Regional Airline News' airline executive of the year award in 2000 and, together with his management team, received the Diamond Certificate of Excellence in Maintenance presented by the FAA in 1999, 2000 and 2001. Mr. Trenary and his team have focused on growth by directing the acquisition of regional jets, infrastructure improvements at the Memphis hub and construction of a major training facility for employees. In 2002, we received Professional Pilot magazine's regional airline pilot-management teamwork award.

Our Business Strategy

        Our goal is to position ourselves as a high-quality, cost-efficient regional airline and to grow our regional jet fleet, revenues, earnings and cash flow by seeking to:

  •
  Operate a modern, cost-efficient, all-CRJ aircraft fleet. We intend to provide high-quality, cost-efficient, all-regional jet feed to Northwest, and potentially other airlines in the future. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable. In addition, we believe that by operating a single class of aircraft, we will achieve increased efficiency and cost savings in employee training and aircraft maintenance.

  •
  Maintain and expand our long-established relationship with Northwest. We were established in 1985 in order to provide regional airline service to Republic Airlines, which was acquired by an affiliate of Northwest in 1986. On April 1, 1997 we were acquired by Northwest Airlines Corporation. We have provided regional airline service exclusively to Northwest since that time. Since 1998, our available seat miles have grown at a compound annual rate of 46% through 2002. We believe that our long-established relationship with Northwest will provide us with significant growth opportunities and that our operations are integral to Northwest's future growth. We intend to work closely with Northwest to expand service to existing markets, open new markets and offer convenient and frequent flights. We will also participate in Northwest's frequent flyer program. We also intend to compete for Northwest's option CRJ deliveries beyond the 129 CRJs already committed to us.

  •
  Capitalize on Northwest's presence in Detroit, Minneapolis/St. Paul and Memphis markets. We believe that Northwest's substantial presence in and the major investments made to expand its three domestic hub airports provide us with opportunities to expand service to existing markets and to serve new markets from these hubs for Northwest. In Detroit, the new Midfield terminal opened in February 2002 with 72 Northwest mainline jet gates and a new regional aircraft terminal with 24 Northwest gates. In Minneapolis/St. Paul, a new regional aircraft terminal with 30 gates opened in June 2002. In addition, all three of these Northwest hubs have recently added runway capacity. As a result of these expansions, Northwest's Detroit, Minneapolis/St. Paul and Memphis hubs have significant capacity for growth.

  •
  Pursue growth opportunities with other major airlines. Pinnacle Airlines Corp. will be permitted to establish operations independent of Pinnacle Airlines, Inc. to provide regional airline services to airlines other than Northwest outside of Northwest's hubs, subject to limitations contained in the airline services agreement. We believe that by successfully implementing our strategy of being a high-quality, cost-efficient operator, we will be well positioned to develop opportunities to become a regional airline partner for other major airlines.

  •
  Promote employee participation and achievement. We believe that our employees are our greatest asset and the cornerstone of exceptional reliability and customer service. Management has made a major commitment to employee training over the last five years, having developed a state-of-the-art corporate education center and, jointly with FlightSafety International, an aircraft simulator center featuring full-motion simulators. The corporate education center provides a wide array of courses, ranging from technical pilot, flight attendant and mechanic training to customer service skills and first level supervisory training, all aimed at fostering personal development for all our employees. We also have a strong commitment to communication, providing numerous avenues for supplying our employees with ready access to the information that affects them.

Our Industry

  Major, Low-fare and Regional Airlines

        Traditionally, several major U.S. carriers, including American Airlines, Continental Airlines, Delta Air Lines, Northwest, United Airlines and US Airways, have led the airline industry. These major carriers provide scheduled flights to most major cities in the United States and throughout the world, as well as smaller cities. The major carriers benefit from numerous advantages, including name recognition, long operating histories and sizeable financial assets.

        The majority of U.S. airlines use a "hub and spoke" strategy. Under this system, most of an airline's operations are concentrated at a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub. This system allows passengers to fly between more locations without having to switch carriers and allows airlines to provide more frequent service to travelers than would be possible if every city were directly connected.

        In the early 1990s, the domestic airline industry suffered substantial financial losses due to adverse economic conditions and reduced demand for air travel. As a result, a number of airlines were forced to seek bankruptcy protection and subsequent reorganization. Turmoil in the traditional airline industry created an opportunity for low-fare, low-cost airlines. By offering few amenities and having lower cost structures, low-fare airlines, such as AirTran Airways, Frontier Airlines and Southwest Airlines, have been able to service the same cities as the major airlines at lower prices. Some of these low-fare carriers utilize the hub and spoke system, while others offer point-to-point service between pairs of cities.

        Regional airlines, including our company, American Eagle, Atlantic Coast Airlines, Atlantic Southeast Airlines, Comair, ExpressJet, Horizon Airlines, Mesa Airlines, Mesaba Airlines and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes that other carriers do not or cannot operate profitably. Most of the major U.S. carriers either own or contract with a regional carrier to feed their hub operations from smaller cities. Regional airlines, unlike low-fare carriers, do not create independent routes to compete directly with the major airlines. Instead, regional airlines often enter into agreements with one or more of the major carriers to use small aircraft to carry passengers booked and ticketed by the major airline between smaller outlying cities and hubs of the major airline. In providing these services to the major airline, the regional airline is either paid a fixed per-flight fee or a percentage of ticket revenue.

  Growth of the Regional Airline Business

        Since the deregulation of the airline industry in 1978, regional airlines have expanded their role in the U.S. transportation system. According to the Regional Airline Association, since the start of deregulation, regional airlines have produced an annual growth rate of 10.3% in passenger volume. The Regional Airline Association projects that industry revenue passenger miles, which represents the number of miles flown by revenue passengers, will continue to grow by double-digits each year until 2004 and then will subside to single digit growth until 2010. We believe that the growth in the number of passengers using regional airlines and the projected growth of industry revenue passenger miles can be attributed to a number of factors:

  •
  Many major airlines have realized that an effective method to gain customers and maximize system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline's flight designator code and name to serve low-volume routes.

  •
  Regional airlines benefit from the strength of their major airline partners. Since major airlines are integrating regional airlines into their growth strategies, many regional airlines have expanded and may continue to do so.

  •
  Many regional airlines were founded during the deregulation era of the late 1970s and the highly competitive market that followed; consequently, regional airlines often have more favorable cost structures and leaner corporate cultures than the major airlines.

  •
  Regional airlines are replacing smaller turboprop planes with all jet fleets. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable.

        We believe the regional airlines' significant growth reflects the increasingly vital role of regional airline service throughout the U.S.

  Growth in the Use of Regional Jets

        We believe that the increasing presence of the regional jet starting in the mid-1990s has been, and will continue to be, a significant factor in the growth of the regional airline industry. Customer acceptance of regional jets has led to higher demand and remains an important factor in the growth of the regional airline industry. Passenger loads increased significantly in many markets where 30-seat turboprops were replaced by 50-seat regional jets. In addition, regional jets are cost effective and increase the efficiency of linking smaller markets to hubs. Regional jets can be used effectively on routes of up to approximately 1,500 miles compared to approximately 400 miles for turboprops. We believe the extended range, speed and greater comfort of regional jets increases demand, thus allowing regional airlines to operate on more and longer routes than they could with turboprops. This ability to profitably increase the number of cities served has greatly enhanced the utility of the major carriers' hubs by adding spoke cities and increasing the frequency of flights.

  Relationship between Regional and Major Airlines

        Generally, regional airlines enter into code-sharing agreements with major airlines, which allow the regional airline to use the two-letter flight designator code of the major airline for identification of the regional airline's flights and fares in the central reservation system. The regional airline is typically required to paint its aircraft with the colors and/or logos of its code-sharing partner and to allow itself to be marketed as being an element of the network of its code-sharing partner. The major airline generally provides reservation services, ticket stock, certain ticketing services, ground support services and gate access to the regional airline. In addition, the major airlines typically coordinate marketing, advertising and other promotional initiatives. In exchange for these services and privileges, the regional airline provides a designated number of low-capacity flights between larger airports served by the major airline, usually a hub of the major airline, and surrounding lower-volume cities.

        The monetary aspect of the agreement usually involves either a per-flight fixed-fee arrangement or a revenue-sharing arrangement. We believe the industry trend for publicly owned regional carriers is moving toward a fixed-fee arrangement similar to the arrangement we have with Northwest.

        Fixed-Fee Capacity Purchase Arrangements.    This type of arrangement assures the regional partner a guaranteed cash stream and profit margin as the major airline generally pays the regional airline fixed rates based on actual flights. Additionally, the major airline usually bears the entire risk of changing fuel prices and the responsibilities of scheduling and pricing flights, marketing and controlling inventory. Regional airlines can benefit from a fixed-fee agreement because they are usually protected to some degree from many of the elements that cause volatility in the airline sector, such as variations in fuel prices, ticket prices and passenger loads. At the same time, regional airlines in this type of agreement do not benefit from positive trends in these areas. The major airlines benefit from this type of arrangement because they are more capable of controlling their entire network of flights while serving strategic routes that might otherwise have been unprofitable to the regional airline under a revenue-sharing arrangement.

        Revenue-Sharing Arrangements.    Under a revenue-sharing arrangement, the major airline and regional airline agree to a proration formula, under which the regional airline receives a percentage of the ticket revenues for passengers traveling for one segment of their trip on the regional carrier to another segment on the major airline. Under a revenue-sharing arrangement, the regional airline has more control over its flights and inventory, but usually still flies fixed routes for the major airline. Substantially all costs associated with the regional flight are incurred by the regional airline. The regional carrier is typically expected to handle marketing and assumes cost volatility, particularly in fuel prices. Fewer major airlines seem to be adopting revenue sharing agreements as they desire more control over the regional carriers that are becoming an integral part of their strategy.

  Our History

        Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.), a Georgia corporation incorporated in 1985, was acquired by NWA Inc. on April 1, 1997 for approximately $33 million, and was a wholly owned subsidiary of NWA Inc. until January 15, 2003. Pinnacle Airlines Corp. was incorporated in Delaware on January 10, 2002 to be a holding company of Pinnacle Airlines, Inc.

        In November 2002, Northwest proposed to contribute shares of common stock of Pinnacle Airlines Corp. to the Northwest Airlines Pension Plans to satisfy a portion of its pension funding obligations. Companies that sponsor pension plans are generally prohibited from contributing the stock of an affiliate to their pension plans under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, the U.S. Department of Labor ("DOL") has the ability to grant exemptions to this prohibition and has done so in a number of instances. In January 2003, in response to Northwest's request, the DOL issued a proposed prohibited transaction exemption that would permit Northwest to contribute shares of Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plans. Following the DOL's issuance of the proposed exemption, Northwest contributed 2,828,454 shares, or 12.9%, of our common stock to the Northwest Airlines Pension Plan for Contract Employees in satisfaction of approximately $43.8 million of contribution obligations on January 15, 2003. In August 2003, the DOL finalized the prohibited transaction exemption. Northwest then contributed an additional 16,571,546 shares, or 75.7%, of our common stock to the Northwest Airlines Pension Plans in September 2003 in satisfaction of approximately $309 million of contribution obligations. The final exemption issued by the DOL covers both the January 2003 and September 2003 contributions.

        Immediately prior to the initial contribution of our shares by Northwest to the Northwest Airlines Pension Plan for Contract Employees, in January 2003 (i) NWA Inc. transferred all of the outstanding stock of Pinnacle Airlines, Inc. to Pinnacle Airlines Corp. in exchange for 21,892,060 shares of common stock of Pinnacle Airlines Corp., which constitutes all of our outstanding common stock, and one share of Series A preferred stock of Pinnacle Airlines Corp., and (ii) in a separate transaction, Pinnacle Airlines Corp. incurred $200 million of debt represented by a note that was issued by Pinnacle Airlines, Inc. to NWA Inc. NWA Inc. subsequently transferred all of the shares of common stock of Pinnacle Airlines Corp., the share of Series A preferred stock of Pinnacle Airlines Corp. and the note to Northwest. We refer to these transactions collectively as the share exchange.

        In connection with the initial contribution, Northwest, Northwest Airlines Corporation, Pinnacle Airlines Corp. and Fiduciary Counselors Inc., an independent fiduciary engaged by Northwest to act on behalf of the Northwest Airlines Pension Plans, entered into an omnibus agreement which sets out the terms by which Northwest may contribute Pinnacle Airlines Corp. common stock to the Northwest Airlines

Pension Plans and other terms by which Fiduciary Counselors Inc. may require Northwest to repurchase such shares.

        Prior to the acquisition by NWA Inc., Pinnacle Airlines, Inc. provided services exclusively to Northwest under an airline services agreement that expired on March 31, 1997. Immediately following the acquisition, Pinnacle Airlines, Inc. operated 41 33-seat Saab and 21 19-seat Jetstream turboprop aircraft, serving Northwest's hubs in Memphis and Minneapolis/St. Paul, but no longer had a long-term airline services agreement with Northwest. Since the acquisition, we have provided regional airline service exclusively to Northwest, and we have operated as a business unit of Northwest without regard to our stand-alone profitability. Commencing in late 1997, Pinnacle Airlines, Inc. reduced its operations in Minneapolis/St. Paul and ceased operations at this hub completely in early 1998. In May 1999, Northwest selected Pinnacle Airlines, Inc. as its initial operator of CRJ aircraft. Pinnacle Airlines, Inc. received its first CRJ in April 2000 and began revenue flights with the CRJ in June 2000 out of Memphis. Pinnacle Airlines, Inc. began serving Northwest's Detroit hub with CRJs in April 2001 and commenced CRJ operations in Minneapolis/St. Paul in July 2001.

Markets and Routes

        Operating in conjunction with Northwest out of its three domestic hubs in Detroit, Minneapolis/St. Paul and Memphis, we operate a route network that is rapidly expanding. Prior to beginning regional jet service in June 2000, we operated a fleet of 28 Saab 340 turboprops serving 35 cities in 13 states and were based solely out of Northwest's Memphis hub. As of September 30, 2003, we operated 70 CRJs serving 76 cities in 29 states and two Canadian provinces out of Northwest's three hubs. In addition, we anticipate that our network will expand to over 110 cities in over 35 states by 2005 when our fleet expands to 129 CRJs. As of September 30, 2003, our route network spanned the entire eastern half of the United States. We fly as far west as Bismarck, North Dakota, as far east as Bangor, Maine, as far north as Quebec City, Quebec and as far south as Austin, Texas.

        The following map illustrates our routes from Northwest's three hubs as of September 30, 2003:

Pinnacle Airlines Route Network

Detroit Metro Airport

        We began operating out of Detroit's Metropolitan Wayne County Airport in April 2001 with initial CRJ service to Pittsburgh, Pennsylvania; Kalamazoo, Michigan; and Appleton, Wisconsin. As of September 30, 2003, we had 30 CRJs based in Detroit and operated 89 daily departures from Detroit Metropolitan Airport serving 37 cities in 19 states and two Canadian provinces. Some of the markets we serve from Detroit include Burlington, Vermont; Omaha, Nebraska; Little Rock, Arkansas and Ottawa, Ontario. In Detroit, the new Midfield terminal opened in February 2002 with 72 Northwest mainline jet gates and a new regional aircraft terminal with 25 gates. We believe this expansion, coupled with an increase in runway capacity, will allow us to service new markets and to expand service to existing markets for Northwest.

        The following map illustrates our routes out of Detroit Metropolitan Airport as of September 30, 2003:

Pinnacle Airlines Detroit Routes

Minneapolis/St. Paul International Airport

        We began operating out of Minneapolis/St. Paul International Airport in July 2001 with initial service to Tulsa, Oklahoma. As of September 30, 2003, we had 20 CRJs based in Minneapolis/St. Paul and operated 58 daily departures from Minneapolis/St. Paul International Airport, serving 33 cities in 20 states. Some of the markets we serve from Minneapolis/St. Paul include Austin, Texas; Albany, New York; and Richmond, Virginia. At the Minneapolis/St. Paul airport, a new regional terminal with 30 gates opened in June 2002. We believe this expansion, coupled with an increase in runway capacity, will allow us to serve new markets and to expand service to existing markets for Northwest.

        The following map illustrates our routes out of Minneapolis/St. Paul Airport as of September 30, 2003:

Pinnacle Airlines Minneapolis/St. Paul Routes

Memphis International Airport

        Until April 2001, when we started operating CRJs out of Detroit for Northwest Airlines, Memphis was the only Northwest hub from which we operated. As of September 30, 2003, we operated 20 CRJs based in Memphis and operated 79 daily departures from Memphis International Airport serving 28 cities in 17 states. Some of the markets we serve from Memphis include Tallahassee, Florida; Wichita, Kansas; and Columbus, Ohio.

        The following map illustrates our routes out of Memphis International Airport as of September 30, 2003:

Pinnacle Airlines Memphis Routes

Aircraft Fleet

        We sublease 70 CRJs from Northwest as of September 30, 2003. These 70 CRJ aircraft have an average age of 1.6 years. The 70 CRJ aircraft are, and the additional 59 CRJs that Northwest has agreed to provide to us under the terms of the airline services agreement, will be covered by operating leases expiring upon the termination of our airline services agreement.

        Under the airline services agreement, Northwest has agreed to lease or sublease to us 59 additional CRJ200s or CRJ440s. In their standard configurations, CRJ200s are certificated as having 50 seats, while CRJ440s are certificated as having 44 seats. We are scheduled to receive 6 additional CRJs during the balance of 2003, 38 CRJs in 2004 and 15 CRJs in 2005. This schedule is based on the 129 CRJs Northwest has agreed to provide to us under the 2004 airline services agreement and does not include any of the 175 CRJ option aircraft Northwest has on order that are not committed to us. Northwest is entitled to change the timing of the deliveries of the remaining 59 aircraft by either delaying or accelerating the delivery of any aircraft but has agreed to deliver a total of 129 CRJs by December 31, 2005, subject to Northwest receiving the aircraft from Bombardier by that time. Northwest has the option to place up to 175 additional aircraft with us to be operated under the terms of the airline services agreement. Alternatively, Northwest may negotiate with us to provide some of these aircraft to us on different terms. We intend to compete to operate these additional option aircraft.

Our Airline Services Agreement with Northwest

  Overview of Agreement

        Under our airline services agreement, Pinnacle Airlines, Inc. flies all of its aircraft on behalf of Northwest. Northwest controls our scheduling, ticket prices and seat inventories for these flights and Northwest receives all ticket, cargo and mail revenues associated with the operation of our aircraft. Northwest compensates us for providing it with regional airline services in a manner intended to cover our operating costs and yield targeted operating margins.

  Payments

        Under the airline services agreement, we receive the following types of payments from Northwest: payments representing full reimbursement of our costs for specified expenses; payments based on pre-set rates; margin payments; and incentive payments.

        Reimbursement payments.    We receive monthly reimbursement for all expenses relating to: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; hub and maintenance facility rentals; passenger security costs; ground handling in cities where Northwest has ground handling operations; Detroit landing fees and some property taxes. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that these reimbursement payments, together with the associated margin payments described below, will account for approximately 65% of our revenues.

        Payments based on pre-set rates.    We receive semi-monthly payments for each block hour and cycle we operate and a monthly fixed cost payment based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, ground handling costs in cities where Northwest does not have ground handling operations, landing fees in cities other than Detroit, overhead and depreciation. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately 35% of our revenues.

        Margin payments.    We receive a monthly margin payment based on the revenues described above calculated to achieve a target operating margin.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin could differ from our target operating margin.

  Financial Arrangement through December 31, 2007

        The target operating margin for each fiscal year from 2004 through 2007 is 10%.

        The rates for block hours and cycles have been determined for each year from 2003 through 2005. Our fixed cost rate has been determined for 2003 and will be adjusted annually through 2005 based on the size of our fleet. The rates will be adjusted annually to reflect increases of up to 5% in the Producer Price Index. These rates, in conjunction with the margin payments, have been calculated with the intention of yielding a 10% annual operating margin. To the extent that our actual operating margin deviates from 10% in 2005, other than as a result of the excluded expenses listed below, our block hour, cycle and fixed cost rates will be adjusted for 2006 by resetting them so that they would have yielded a 10% margin in 2005 and increasing those rates based on increases of up to 5% in the Producer Price Index during 2005. These rates will be increased for 2007 to reflect an increase of up to 5% in the Producer Price Index during 2006. Northwest will also reimburse us for specified costs and pay us a 10% annual operating margin on those expenses through 2007, as described above.

        The airline services agreement ensures that even if our actual expenses are greater or less than anticipated, we will earn an operating margin ranging from a floor of 9% to a ceiling of 11% for 2004 and 2005 and an operating margin ranging from a floor of 8% to a ceiling of 12% for 2006 and 2007. For 2003, the applicable floor and ceiling will consist of the weighted average, by monthly revenue received from Northwest for providing regional services, of each month's floor and ceiling. Our operating margin could be less than the applicable floor to the extent that we incur any of the following expenses:

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  employee bonuses and incentives to the extent they exceed amounts used in calculating our block hour, cycle and fixed rates;

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  employee compensation expenses in excess of standard industry wages as defined in the airline services agreement;

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  depreciation expense associated with any capital expenditures in excess of $250,000 that Northwest designates as excludable for purposes of this provision;

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  any asset write-downs (other than normal depreciation) or extraordinary charges as defined by GAAP;

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  penalties under the airline services agreement as a result of not satisfying specified performance measures;

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  CRJ lease termination costs; and

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  any fines or penalties paid to a governmental entity.

Following completion of each fiscal year from 2003 through 2007, if our actual operating margin for the year is below the applicable floor or above the applicable ceiling, then Northwest will pay to us, or we will pay to Northwest, a payment to reach the floor or ceiling, as applicable, with respect to the aggregate payments Northwest has made to us that year, subject to the limitations described above. We will record an amount each quarter to reflect our right to receive or our obligation to pay any operating margin adjustment payment, and any net payment will be made annually.

  Financial Arrangement beginning January 1, 2008

        Prior to 2008, we and Northwest will negotiate new rates for block hours and cycles, as well as our fixed cost rate for 2008 based on our historical and expected operating costs. The airline services agreement provides that the target operating margin will be reset to be consistent with then-current market rates, but the new target operating margin will be set no lower than 8% and no higher than 12%. Market rates will be based on the weighted average operating margin of the five largest publicly traded domestic regional airlines, excluding us. Rates set for 2008 will be increased in each of the years from 2009 through the end of the initial term based on increases in the Producer Price Index. Northwest will also continue to reimburse us for specified costs and pay us the revised target operating margin on those expenses. If our actual operating margin for any year beginning with 2008 exceeds the revised target operating margin by up to five percentage points, we will pay Northwest an amount equal to half of the excess. In addition, if our actual operating margin exceeds the targeted operating margin by more than five percentage points, we will also pay to Northwest all of the excess above five percent. We will record an amount each quarter to reflect our obligation to pay any operating margin adjustment payment and will make any required payment annually. Beginning in 2008, Northwest will not be required to make any margin adjustment payments to us if our actual annual operating margin is below the revised target annual operating margin.

  Scope of Agreement

        The airline services agreement covers all of our existing fleet, as well as the 59 additional regional jets scheduled to become part of our fleet by December 31, 2005. In addition to those 59 regional jets, at its option Northwest may also add up to 175 additional regional jets to our fleet to be operated by us under the terms of the airline services agreement. However, once we have more than 129 regional jets, Northwest also has the right to reduce the number of regional jets to as few as 129, or fewer in the event of a strike. See "—Labor Disruption." Northwest is also responsible for scheduling all aircraft covered by the airline services agreement.

  Code-Sharing and Marketing

        Our airline services agreement with Northwest requires us to use its two-letter flight designator code (NW*) to identify our flights in the central reservation system, to paint our aircraft with its colors and/or logos and to market and advertise our status as being a part of the Northwest route system. The agreement also gives us a non-exclusive license to fly under the Northwest Airlink name. Under the airline services agreement, passengers on our aircraft participate in WorldPerks, Northwest's frequent flyer program. We do not pay fees with respect to these services.

  Aircraft Financing

        We will lease or sublease all of our regional jets from Northwest at a fixed monthly rate under the airline services agreement. We will also sublease all of our spare engines from Northwest. These rental expenses will be reimbursed by Northwest. Northwest has obtained long-term financing commitments from Bombardier for all of the additional regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

  Airport Facilities and Ground Handling

        Northwest grants us the right to use facilities that it leases from authorities at various airports. In addition, at a number of airports where Northwest operates, we do not maintain our own ground support equipment and personnel and instead obtain ground handling services from Northwest. These services include gate access, aircraft loading and unloading and passenger enplaning and deplaning services. Under the airline services agreement and our facilities agreements with Northwest, we will be entitled to use Northwest's facilities and obtain ground handling services to fulfill our obligations under the airline services agreement but not to service other carriers or operate flights under our own flight designator code without the approval of Northwest. Northwest will be responsible for all capital and start-up costs at its hub airports and at any other facilities where it elects to provide ground handling services to us. We will be responsible for any capital and start-up costs, excluding jetbridge expenses, associated with any facilities at other airports at which we perform our own ground handling functions.

        At any airport at which we provide our own ground handling services, subject to some exceptions, Northwest can require us at any time, including upon cessation of operating scheduled flights on behalf of Northwest, to use our best efforts to assign or sublease the ground handling facilities to Northwest or its designee.

        Furthermore, Northwest can require us, at any time, to transfer, subject to applicable laws, to Northwest or its designee at no charge any of our airport takeoff or landing slots, route authorities or other regulatory authorizations used for our scheduled flights under the airline services agreement.

  Establishing New Operations

        The airline services agreement provides that we cannot use any of our officers, employees, facilities, equipment or aircraft that are used to provide regional airline services to Northwest in any such new operations without the prior written consent of Northwest except as follows: (1) our officers may engage in planning and coordinating such activities, and (2) the following operational and corporate functions of Pinnacle Airlines, Inc. may also be used to support new operations: (a) information services personnel, equipment and other infrastructure; (b) systems operation control management, personnel (excluding dispatchers) and infrastructure, including but not limited to, facilities and computer systems; and (c) corporate functions specifically defined as those traditionally performed by the tax, treasury, internal audit, purchasing, and corporate education (excluding pilot training performed via simulators) departments. As a result, in order to provide regional airline services to another airline, Pinnacle Airlines Corp. would have to establish new operations that would be largely independent of Pinnacle Airlines, Inc.'s operations and could incur significant incremental costs in the process. Additionally, Pinnacle Airlines Corp. or a subsidiary other than Pinnacle Airlines, Inc. may only provide airline services to other major airlines using aircraft certificated as having (1) less than 60 seats and (2) a maximum gross takeoff weight of less than 70,000 pounds (or such greater seat or weight limits as may be established under Northwest's collective bargaining agreement with its pilots).

        Further, in the event we provide airline services to other airlines, we have agreed to negotiate in good faith with Northwest an adjustment to our fixed cost reimbursements under the airline services agreement to account for resulting efficiencies.

        During the term of our airline services agreement, our arrangement with Northwest restricts us and our affiliates from flying under our or another carrier's flight designator code to or from Northwest's domestic hub airports without Northwest's prior written consent. Hub airports are defined as airports to which Northwest, together with its subsidiaries and Northwest Airlink carriers operating under Northwest's designator code, operate an average of more than 50 departures per day during any Northwest schedule period.

  Northwest's Ability To Use Other Regional Airlines

        The airline services agreement does not prohibit Northwest from competing, or from entering into agreements with other airlines that would compete, with routes we serve. Because our license from Northwest to use the Northwest Airlink name and other trademarks is non-exclusive, Northwest is not prohibited from permitting any other regional airline from operating under the Northwest Airlink name, as Mesaba does currently.

  Labor Disruption

        If, as a result of a strike affecting our employees, we do not operate more than 50% of our aircraft for more than seven consecutive days or we do not operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights or all air carriers or grounding a specific aircraft type of all carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees, the airline services agreement provides that Northwest will have the right to:

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  terminate the airline services agreement, which would immediately terminate the leases and subleases for all of our CRJs; and

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  prior to electing to terminate the airline services agreement, immediately terminate the subleases for 79 of our CRJs, and if the strike continues for more than 45 days, terminate the subleases for all but 50 of our CRJs.

  Term and Termination of Agreement; Remedies for Breach

        The initial term of the agreement expires on December 31, 2017, subject to renewal automatically for successive five-year renewal periods, unless Northwest gives us at least two years' advance notice of non-renewal prior to the end of any term. Northwest may terminate the agreement at any time for cause, which is defined as:

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  our failure to make any payment under any aircraft lease or sublease;

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  an event of default by us of any term of any aircraft lease or sublease;

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  an event of default under any of our other agreements with Northwest;

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  our failure to make payments under the Northwest note;

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  our failure to maintain required insurance coverages;

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  our failure to comply with Northwest's inspection requirements;

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  our failure to operate more than 50% of our aircraft for more than seven consecutive days or our failure to operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights or all air carriers or grounding a specific aircraft type of all carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees;

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  suspension or revocation of our authority to operate as an airline by the FAA or DOT;

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  a change of control of our company;

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  (1) commencement of operation by Pinnacle Airlines, Inc. or an affiliate of an aircraft type which causes Northwest to violate its collective bargaining agreement with its pilots or (2) operation by an affiliate of Pinnacle Airlines, Inc. of aircraft certificated as having (A) 60 or more seats or (B) a maximum gross takeoff weight of 70,000 pounds or more (or such greater seat or weight limits as may be established under Northwest's collective bargaining agreement with its pilots); and

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  any replacement of the chief executive officer of either Pinnacle Airlines Corp. or Pinnacle Airlines, Inc. that is not approved by Northwest.

        Northwest may also terminate the agreement at any time upon bankruptcy of our company or for any breach of the agreement by us that continues uncured for more than 30 days after we receive notice of the breach; provided that in the case of a non-monetary default, Northwest may not terminate the agreement if the default would take more than 30 days to cure and we are diligently attempting to cure the default.

        In addition, we and Northwest are both entitled to seek an injunction and specific performance for a breach of the agreement.

  Treatment of Assets upon Termination

        If Northwest terminates the airline services agreement for cause, it will have the right to terminate our leases or subleases for aircraft covered by the agreement at the time of termination and to take possession of these aircraft. We currently sublease all of our regional jets from Northwest, and we currently lease all of our turboprops from third parties. If the airline services agreement is terminated by Northwest for cause, we would lose access to all of our regional jets and, as a result, our business, operations and ability to generate future revenue would be materially adversely affected.

        In addition, in the case of any other termination of the airline services agreement, Northwest will have the right to require us (1) to terminate all leases, subleases and agreements it has with us, (2) to assign, or use our best efforts to assign to it, subject to some exceptions, any leases with third parties for facilities at airports to which we fly scheduled flights on its behalf and (3) to sell or assign to it facilities and inventory then owned or leased by us in connection with the services we provide to Northwest for an amount equal to the lesser of fair market value or depreciated book value of those assets.

  Indemnification

        In general, we have agreed to indemnify Northwest and Northwest has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the agreement or caused by our respective actions or inaction under the airline services agreement.

Facilities

        We have the following significant dedicated facilities:

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  Memphis, Tennessee Headquarters—We lease approximately 34,000 square feet of office space comprising our corporate headquarters and our Corporate Education Center. This lease expires in August 2004.

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  Memphis, Tennessee Hangar—We lease from the airport a maintenance facility comprising approximately 41,000 square feet. This lease expires in December 2016.

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  Knoxville, Tennessee Hangar—We sublease from Northwest approximately 55,000 square feet housing a four-bay hangar facility, which is our principal maintenance facility. The lease for this hangar facility will expire on the earlier of the termination of Northwest's lease for the property or the termination of the airline services agreement.

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  South Bend, Indiana Hangar—We sublease from Northwest a two-bay maintenance facility comprising approximately 30,000 square feet. The lease for this hangar facility will expire on the earlier of the termination of Northwest's lease for the property and the termination of the airline services agreement.

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  Ft. Wayne, Indiana Hangar—Beginning December 1, 2002, we sublease from third parties a two-bay maintenance facility comprising approximately 18,000 square feet. The lease for this hangar facility will expire December 31, 2004.

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  Detroit, Michigan Parts Warehouse—We lease from third parties approximately 6,000 square feet adjacent to the Detroit airport for inventory storage. This lease expires on February 28, 2004.

        We anticipate that we will be able to renew the leases covering the above facilities or obtain replacement facilities if needed.

        In addition, in connection with the airline services agreement, we entered into facilities use agreements under which we have the right to use Northwest terminal gates, parking positions and operations space at the Detroit, Minneapolis/St. Paul and Memphis airports. These agreements are coterminous with the airline services agreement.

Employees

        As of September 30, 2003, we had 2,438 employees, including 632 pilots, 358 flight attendants (of whom 99 are part-time), 903 customer service personnel (of whom 606 are part-time), 339 mechanics and other maintenance personnel, 54 dispatchers/crew resource personnel and 152 management and support personnel. The part-time employees work varying amounts of time, but typically are half-time or less employees. As is customary in the airline industry, we also use third parties to provide ground handling personnel in some stations. Currently, a majority of these ground handling services are provided by Northwest and Mesaba Airlines.

        Labor costs are a significant component of airline expenses and can substantially impact our results. While we cannot assure you that what we regard as our generally good labor relations and high labor productivity will continue, an important component of our business strategy is the preservation of good relations with our employees, approximately 78% of whom are represented by unions.

        The following table reflects our principal collective bargaining agreements and their respective amendable dates.

Employee Group	Employees as of September 30, 2003	Representing Union	Contract Amendable Date
Pilots	632	Air Line Pilots Association	4/30/2005
Flight Attendants	358	Paper, Allied-Industrial, Chemical and Energy Workers International Union	7/31/2006

        Our other employees are not covered by collective bargaining agreements. On May 29, 2003, the National Mediation Board certified PACE as the collective bargaining representative of our fleet and passenger service employees. We contend that the National Mediation Board's certification was not validly issued. After efforts to resolve this with the National Mediation Board failed, we commenced litigation challenging the certification by the National Mediation Board of PACE as the collective bargaining representative. However, we intend to begin negotiations with PACE on a collective bargaining agreement in the near future.

Maintenance of Aircraft

        Using a combination of FAA-certified maintenance vendors and our own personnel and facilities, we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our engines and airframes in accordance with our preventative maintenance policies and procedures.

        The maintenance performed on our aircraft can be divided into three general categories: line maintenance, heavy maintenance checks, and engine and component overhaul and repair. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks and any diagnostic and routine repairs. Our technicians perform all of our line maintenance on the CRJs.

        We contract with Bombardier, the CRJ manufacturer, to perform heavy maintenance checks on the CRJs for us. Heavy maintenance checks consist of more complex inspections and servicing of the aircraft that cannot be accomplished during an overnight visit. These checks occur at approximately every 8,000 flight hours and can range in duration from a few days to approximately one month, depending on the magnitude of the work prescribed in the particular check. Component overhaul and repair involves sending parts, such as engines, landing gear and avionics to a third-party, FAA-approved maintenance facility for repair or overhaul. We have a time and materials contract with General Electric on our CRJ engines. We are also party to maintenance agreements with various other vendors covering avionics, auxiliary power units and brakes.

        The average age of the regional jets in our fleet is approximately 1.6 years. As a result, as we continue to receive new CRJs from Northwest pursuant to the airline services agreement, we will continue to have a very young fleet. In general, the CRJ aircraft do not require heavy maintenance checks until they have flown approximately 8,000 hours. Our first scheduled heavy airframe structural inspection was September 2003. Since Northwest is required to reimburse us for and pay a margin on these maintenance expenses for our CRJs under the airline services agreement, we expect that the profit we derive from maintenance will be minimal while our fleet is young and will grow as the aircraft age.

Training

        We perform the vast majority of training of our flight personnel in our Corporate Education Center in Memphis, Tennessee and the Memphis, Tennessee simulator center operated by FlightSafety International. Some overflow training is provided by FlightSafety International at various other simulator centers throughout the U.S. at our request. The Memphis simulator center currently includes two full-motion simulators. Under our agreement with FlightSafety International with regard to the Memphis simulator center, we have first call on all of the simulator time available in the Memphis center. We expect that essentially all of our simulator needs will be met by the Memphis center throughout the delivery stream of the committed aircraft. The center also has provisions for two additional simulators with no modification to the building should future option aircraft awarded to us require additional simulator capacity. Almost all of the instructors used in the Memphis center are typically either professional instructors or trained line pilot instructors. In FlightSafety International centers elsewhere, FlightSafety International occasionally furnishes instructors.

        All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA and the Federal Communications Commission. We provide periodic in-house and outside training for our maintenance personnel and take advantage of manufacturers' training programs offered, particularly when acquiring new aircraft.

        Training of mechanics, flight attendants and customer service personnel is conducted in the Corporate Education Center by professional instructors.

Competition

        We are the leading regional airline operating out of Memphis International Airport, and we currently are the only operator of 44-seat and 50-seat regional jets as a code-share partner of Northwest. However, Mesaba Airlines, in which Northwest owns a 28% equity interest, also operates as a regional code-share partner of Northwest, operating out of the same three hub airports from which we operate. Mesaba operates Saab 340 turboprop aircraft and 69-seat AVRO regional jets. Additionally, Northwest code-shares with other regional airlines in other regions of the United States, operating various types of aircraft. We cannot assure you that Northwest will not expand those relationships in competition with us, or that Northwest will not establish relationships with other regional carriers, including awarding them future deliveries of 44-seat or 50-seat regional jets.

        The airline industry is highly competitive. Northwest competes with other major carriers as well as low fare airlines on its routes, including the routes we fly. Some of these airlines are larger and have significantly greater financial and other resources than Northwest. Competitors could rapidly enter markets we serve for Northwest and quickly discount fares, which could lessen the economic benefit of our regional jet operations to Northwest.

Regulation

        We operate under certificates of public convenience and necessity issued by the Department of Transportation. These certificates may be altered, amended, modified or suspended by the DOT if public convenience and necessity so require, or may be revoked for intentional failure to comply with the terms and conditions of a certificate. The DOT has established regulations affecting the operations and service of the airlines in many areas, including consumer protection, non-discrimination against disabled passengers, minimum insurance levels and others. Failure to comply with DOT regulations can result in civil penalties, revocation of authority or criminal sanctions. In addition, we operate in certain Essential Air Service markets, and our ability to terminate service in those markets is subject to review and approval of the DOT.

        Airlines are also regulated by the FAA, primarily in the areas of flight operations, maintenance, ground facilities, security, transportation of hazardous materials and other technical matters. The FAA requires each airline to obtain an operating certificate authorizing the airline to operate at specific airports using specified equipment. We hold an air carrier certificate issued by the FAA. Failure to comply with FAA regulations can result in civil penalties, revocation of our air carrier certificate or criminal sanctions. Under FAA regulations, we have established, and the FAA has approved, a maintenance program for each type of aircraft operated by us that provides for the ongoing maintenance of these aircraft, ranging from frequent routine inspections to major overhauls.

        The TSA now regulates civil aviation security under the Aviation and Transportation Security Act. Since the events of September 11, 2001, Congress has mandated and the TSA has implemented numerous security procedures that have imposed and will continue to impose additional compliance responsibilities and costs on airlines.

        The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

        Many aspects of our operations are subject to increasingly stringent federal, state and local laws. Future regulatory developments could adversely affect operations and increase operating costs in the airline industry. We believe that we are operating in compliance in all material respects with DOT and FAA regulations and hold all necessary operating and airworthiness authorizations and certificates.

Safety and Security

        We are dedicated to ensuring the safety and security of our customers and employees. We have taken numerous measures, as required by regulatory authorities, to increase both the safety and security of our operations in the wake of the terrorist attacks of September 11, 2001.

        For example, since September 11, 2001, we have implemented various security enhancements, including:

  •
  implementation of a system-wide positive bag match program;

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  reinforcement of all cockpit doors; and

  •
  implementation of strict in-flight cockpit access procedures, including the removal of all cockpit access keys from within the main cabin.

Environmental Matters

        We are subject to regulation under various environmental laws and regulations, which are administered by numerous state and federal agencies, including the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. In addition, many state and local governments have adopted environmental laws and regulations to which our operations are subject.

        We are and may from time to time become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties used or previously used by us. We are not, however, currently subject to any environmental cleanup orders imposed by regulatory authorities, nor do we have any active investigations or remediations at this time.

Insurance

        We currently maintain insurance policies for: aviation liability, which covers public liability, passenger liability, hangar keepers' liability, baggage and cargo liability and property damage; war risk, which covers losses arising from acts of war, terrorism or confiscation; hull insurance, which covers loss or damage to our flight equipment; and workers' compensation insurance. The airline services agreement requires that we maintain specified levels of these types of policies.

        Our aviation liability, war risk and hull insurance coverage is obtained through a combined placement with Northwest. Under the airline services agreement, our cost of aviation liability, war risk and hull insurance will be capped at the lower of actual cost and amounts based on the value of our fleet and the number of revenue passengers we carry. Northwest will reimburse us and pay us a margin on these costs. As a result, our operating margin would not be adversely affected if our insurance costs for these items increased.

        We believe that our insurance policies are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. It is possible, however, that the amount of insurance we carry will not be sufficient to protect us from material loss.

        In the aftermath of the September 11, 2001 terrorist attacks, some aviation insurance could become unavailable or available only for reduced amounts of coverage, which would result in our failing to comply with the levels of insurance coverage required by the airline services agreement, our other contractual agreements or applicable government regulations. Additionally, war risk coverage or other insurance might cease to be available to our vendors or might only be available for reduced amounts of coverage.

        We were given the option under the Air Transportation Safety and Stabilization Act, signed into law on September 22, 2001, to purchase certain third-party war risk liability insurance from the U.S. government on an interim basis at rates that are more favorable than those available from the private market. We have purchased this insurance from the FAA as provided under the Act.

Legal Proceedings

        We are a defendant in various lawsuits arising in the ordinary course of our business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, it is the opinion of our management, based on current information and legal advice, that the ultimate disposition of these suits will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table provides information regarding our directors, executive officers and key employees as of September 30, 2003:

Name	Age	Position(s)
Philip H. Trenary	49	President and Chief Executive Officer(1)
Curtis E. Sawyer	51	Vice President and Chief Financial Officer
Douglas W. Shockey	44	Vice President and Chief Operating Officer
Edgar C. Fell	60	Vice President, Safety and Regulatory Compliance
Robert W. Lowe	55	Vice President, Customer Service
Alice G. Pennington	48	Vice President, Human Resources
D. Philip Reed, Jr.	48	Vice President, Marketing and Inflight
Jonathan G. Young	48	Vice President, Flight Operations
Barry G. Baker	43	Vice President, Maintenance and Engineering
Stephen E. Gorman	48	Chairman and Director
Donald J. Breeding	68	Director
J. Timothy Griffin	52	Director
Robert A. Peiser	55	Director
Thomas S. Schreier, Jr.	41	Director
R. Philip Shannon	56	Director
Nicholas R. Tomassetti	68	Director

(1)
We expect that Mr. Trenary will become a member of our board of directors shortly after the completion of this offering.

        We describe briefly below the business experience of our directors, executive officers and key employees.

        Philip H. Trenary has been President and Chief Executive Officer since April 1997. Mr. Trenary was the founder and former Chief Executive Officer of Lone Star Airlines and served as Chief Executive Officer of that company from 1984 to 1996. He also serves as a Director of EnVectra-Hazardous Waste Management Co. and Bancorp South.

        Curtis E. Sawyer has been Vice President and Chief Financial Officer since April 1997. Prior to joining our company, Mr. Sawyer was Director of Aircraft Transactions for Northwest from 1996 to 1997. Prior to joining Northwest, Mr. Sawyer held the position of Chief Financial Officer for Lend Lease Trucks from 1993 to 1995, and for Renaissance Cruise Lines from 1991 to 1993. Prior to those positions, Mr. Sawyer held various positions at Ryder System, Inc. from 1978 to 1991.

        Douglas W. Shockey has been Vice President and Chief Operating Officer since September 2002. Mr. Shockey was Vice President, Maintenance and Engineering from December 1995 to August 2002. Prior to joining our company, Mr. Shockey was Vice President, Maintenance and Engineering for Flagship

Airlines from 1988 to 1995. Previously, Mr. Shockey was also Vice President for Air Midwest from 1984 to 1988.

        Edgar C. Fell has been Vice President, Safety and Regulatory Compliance since June 1998. Prior to joining our company, Mr. Fell held various management positions with the Federal Aviation Administration from 1980 to 1998, most recently serving as Director, Flight Program Oversight, from 1997 to 1998.

        Robert W.  Lowe has been Vice President, Customer Service since July 1997. Prior to joining the company, Mr. Lowe spent a year at Lone Star/Aspen Mountain Air as its Director of Stations and Security. Previously, Mr. Lowe served Continental Airlines in various customer service management positions from 1971 to 1996.

        Alice G. Pennington has been Vice President, Human Resources since May 2001. She joined our company in January 1999. Prior to joining our company, Ms. Pennington served as Director of Human Resources for Celcore/DSC Communications/Alcatel from 1996 to 1999.

        D. Philip Reed, Jr. has been Vice President, Marketing and In-Flight Services since May 1995. Prior to joining our company, Mr. Reed was Senior Vice President, Sales & Marketing for Traveline Consortium from 1994 to 1995. Previously, Mr. Reed held various sales management positions with Eastern Airlines and Continental Airlines from 1985 to 1994, and with Eastern Airlines in the In-Flight Department from 1979 to 1985.

        Jonathan G. Young has been Vice President, Flight Operations since August 1998. Prior to joining our company, Mr. Young was Manager, Flight Operations and Quality Assurance for Northwest from 1997 to August 1998. Previously, Mr. Young held Director of Flight Training positions for FlightSafety International, Phoenix Airlines Services, Inc. and American Eagle Flagship.

        Barry G. Baker has been Vice President, Maintenance and Engineering since September 2002. Mr. Baker joined our company in January 1996 and served as our Director of Maintenance from April 1999 through August 2002. Prior to joining our company, Mr. Baker was the manager of maintenance operations for Flagship Airlines from 1988 to 1996. Previously, Mr. Baker held various positions at A V Air, Inc. from 1985 to 1988.

        Stephen E. Gorman has been Chairman of our board of directors since January 2003. Mr. Gorman has been President and Chief Executive Officer of Greyhound Lines, Inc. since June 2003. He was President, North America of Krispy Kreme Doughnuts from August 2001 to June 2003. From 1996 to August 2001, Mr. Gorman served in a number of senior management positions for Northwest. He was Executive Vice President, Technical Operations and Flight Operations of Northwest from February 2001 to August 2001, Senior Vice President, Technical Operations from January 1999 to February 2001, and Vice President, Engine Maintenance Operations from 1996 to January 1999. Prior to joining Northwest, Mr. Gorman was Vice President, Operations for Aviall, Inc. Mr. Gorman is also a director of TIMCO Aviation Services.

        Donald J. Breeding has been a member of our board of directors since January 2003. Mr. Breeding has been President & Chief Executive Officer of Airline Management, LLC since 1997. From 1992 to 1997, he served as President, Chief Executive Officer and director of Continental Micronesia, a majority owned subsidiary of Continental Airlines, and from 1988 to 1992 he served as Senior Vice President, Operations for Continental Airlines. Prior to joining Continental Airlines, he served in a number of executive positions for Eastern Airlines and Texas International Airlines. Mr. Breeding is also a director of Reliant Resources and Miami Air International.

        J. Timothy Griffin has served as a member of our board of directors since July 2003. He has been designated and elected by Northwest pursuant to the terms of the Series A preferred stock. He has served as Executive Vice President-Marketing and Distribution of Northwest since January 1999. From June 1993 to January 1999, he served as Senior Vice President-Market Planning and Systems. Prior to joining Northwest in 1993, Mr. Griffin held senior positions with Continental Airlines and American Airlines.

        Robert A. Peiser has been a member of our board of directors since January 2003. He has been designated by the independent fiduciary pursuant to the terms of the Omnibus Agreement and has been elected by Northwest pursuant to the terms of the Series A preferred stock. He has served as President and Chief Executive Officer of Imperial Sugar Company since April 2002. Prior to this role, he was chairman of the Board and Chief Executive Office of Vitality Beverages, Inc. from 1999 to 2002. In addition, he served as President and Chief Executive Officer of Western Pacific Airlines from 1996 to 1998 and was Executive Vice President and Chief Financial Officer of Trans World Airlines, Inc. from 1994 to 1996.

        Thomas S. Schreier, Jr. has been a member of our board of directors since January 2003. Mr. Schreier has been Chief Executive Officer of U.S. Bancorp Asset Management since November 2000 and President of First American Funds since February 2001. From 1998 to November 2000, Mr. Schreier served as Senior Managing Director and Head of Equity Research for U.S. Bancorp Piper Jaffray Inc. Prior to joining U.S. Bancorp Piper Jaffray Inc., Mr. Schreier was a senior airline equity analyst and director in the Equity Research department at Credit Suisse First Boston. He has also served as Vice President of Finance for Northwest from May 1995 to August 1996.

        R. Philip Shannon has served as a director since July 2003. He was an Assurance Partner with KPMG LLP from 1984 to 2001. Previously, he held other positions with the firm from 1972 to 1984. While with the firm, he served as a member of the National Industrial Products Committee and the Southeast Area Manufacturing Committee, and was Partner in Charge for the Southeast Area Industrial Products Group.

        Nicholas R. Tomassetti has been a member of our board of directors since January 2003. Mr. Tomassetti has been President & Chief Executive Officer of NRT Associates since January 2, 2002. From March 2000 through January 2002, he served as President & Chief Executive Officer of Airbus North America Holdings, Inc. and from 1994 to March 2000, he served as President & Chief Operating Officer of that company. Prior to joining Airbus, Mr. Tomassetti served in a number of executive positions for Douglas Aircraft Corporation and Pratt & Whitney. Mr. Tomassetti is also a director of EarthFirst Technologies, Inc.

Board Structure and Compensation

        Our board of directors is comprised of seven directors. In accordance with the terms of our certificate of incorporation, our board of directors, excluding the Northwest-designated directors is divided into three classes, each serving staggered three-year terms: Class I, whose initial term will expire at the 2004 annual meeting of stockholders after this offering; Class II, whose initial term will expire at the 2005 annual meeting of stockholders; and Class III, whose initial term will expire at the 2006 annual meeting of stockholders. As a result, during each annual election only one class of directors will be elected by stockholders, and directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. There are no family relationships among any of our directors and executive officers.

        Each director who is not a salaried officer or employee of our company will receive an annual retainer fee of $25,000, an annual grant of non-qualified stock options to purchase 13,100 shares of our common stock, which options will vest one year from the date of grant and have a six-year term, a meeting attendance fee of $1,500 per meeting of the Board of Directors, of the Compensation Committee, of the Corporate Governance and Nominating Committee and of the Finance Committee and $2,500 per meeting of the Audit Committee and reimbursement of all out-of-pocket expenses incurred in performance of the director's duties. The Chairman of our board of directors will receive an additional $50,000 annual retainer fee, the Chairman of the Audit Committee shall be paid an additional $20,000, and the Chairman of the Compensation Committee shall be paid an additional $10,000. We will also provide non-employee directors with complimentary travel privileges on flights we operate.

Committees of the Board

        The standing committees of our board of directors will consist of an audit committee, a corporate governance and nominating committee, compensation committee and a finance committee.

  Audit Committee

        The principal duties of our audit committee are as follows:

  •
  to retain, compensate, oversee and terminate any registered public accounting firm in connection with the preparation or issuance of an audit report, and to approve all audit services and any permissible non-audit services provided by the independent auditors;

  •
  to receive the direct reports from any registered public accounting firm engaged to prepare or issue an audit report;

  •
  to review and discuss annual audited and quarterly unaudited financial statements with management and the independent auditors;

  •
  to review with the independent auditor any audit problems and management's response;

  •
  to discuss earnings releases, financial information and earnings guidance provided to analysts and rating agencies;

  •
  to periodically meet separately with management, internal auditors and the independent auditors;

  •
  to establish procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters;

  •
  to obtain and review, at least annually, an independent auditors' report describing the independent auditors' internal quality-control procedures and any material issues raised by the most recent internal quality-control review of the independent auditors or any inquiry by governmental authorities;

  •
  to set hiring policies for employees or former employees of the independent auditors;

  •
  to retain independent counsel or other outside advisors, including experts in area of accounting, as it determines necessary to carry out its duties; and

  •
  to report regularly to our full board of directors with respect to any issues raised by the foregoing.

        Messrs. Peiser, Schreier and Shannon are members of the audit committee. Each of these persons is "independent", as defined under and required by the federal securities laws and Nasdaq.In addition, our board of directors has determined that Mr. Shannon qualifies as an audit committee financial expert under the federal securities laws.

  Corporate Governance and Nominating Committee

        The principal duties of the corporate governance and nominating committee are as follows:

  •
  to recommend to the board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings; and

  •
  to make recommendations to the board of directors regarding corporate governance matters and practices.

        Messrs. Peiser and Tomassetti are members of the corporate governance and nominating committee.

  Compensation Committee

        The principal duties of the compensation committee are as follows:

  •
  to review key employee compensation policies, plans and programs;

  •
  to review and approve the compensation of our chief executive officer and the other executive officers of the company and its subsidiaries;

  •
  to review and approve any employment contracts or similar arrangement between the company and any executive officer of the company;

  •
  to review and consult with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

  •
  to administer our stock plans, incentive compensation plan programs and any such plans that the board may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.

        Messrs. Breeding and Tomassetti are members of the compensation committee.

  Finance Committee

        The principal duties of the finance committee are as follows:

  •
  to review all capital expenditures on behalf of the company in excess of $250,000. The committee will have the authority to approve all transactions involving capital expenditures on behalf of the company that are in excess of $250,000 but less than $1.0 million. The committee will make recommendations to the board of directors regarding any transaction involving capital expenditures in excess of $1.0 million.

  •
  to review and make recommendations to the board of directors regarding the following:

  (1)
  our annual operating and capital budget;

  (2)
  all forms of major financing, including the issuance of securities, corporate borrowings and investments and lease financing; and

  (3)
  our dividend policy and any stock repurchase program.

  •
  to review and consult with management regarding the following:

  (1)
  our financial planning activities, capital structure, financial condition and liquidity requirements;

  (2)
  our financial risk management policies; and

  (3)
  our investment policies other than investment policies and funding requirements with respect to our employee benefit plans.

        Messrs. Gorman and Schreier are members of the finance committee.

Stock Ownership of Directors and Executive Officers

        Because we have been an indirect wholly owned subsidiary of Northwest Airlines Corporation prior to the contribution of our shares to the Northwest Airlines Pension Plans, incentive compensation in the form of stock options in respect of Northwest Airlines Corporation common stock were granted to our management by Northwest Airlines Corporation, our publicly traded holding company, and no options were granted with respect to our common stock.

        The following table sets forth the stock ownership by our management and directors of shares of Northwest Airlines Corporation common stock.

	Northwest Airlines Corporation Common Stock Beneficially Owned
Name	Number of Shares		Percentage of Class
Philip H. Trenary	21,000	(1)	*
Curtis E. Sawyer	4,500	(2)	*
Douglas W. Shockey	—		*
Jonathan G. Young	—		*
Edgar C. Fell	—		*
J. Timothy Griffin	138,541	(3)	*
Thomas S. Schreier, Jr.	515		*
All directors and executive officers as a group	200,668		*

*
Less than one percent.

(1)
16,800 of the shares shown for Mr. Trenary are subject to vested options or options exercisable within 60 days of August 31, 2003.

(2)
3,600 of the shares shown for Mr. Sawyer are subject to vested options or options exercisable within 60 days of August 31, 2003.

(3)
None of the shares shown for Mr. Griffin are subject to vested options or options exercisable within 60 days of August 31, 2003.

Executive Compensation

        The following table presents information regarding the aggregate compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers during 2002. These executives are collectively referred to in this prospectus as the "named executive officers."

	Annual Compensation			Long-Term Awards
Name And Principal Position	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	All Other Compensation(2) ($)
Philip H. Trenary President and Chief Executive Officer	285,919	161,164	—	—	9,404
Curtis E. Sawyer Vice President and Chief Financial Officer	175,832	94,637	—	—	5,973
Douglas W. Shockey Vice President and Chief Operating Officer	156,929	90,710	—	—	8,763
Jonathan G. Young Vice President, Flight Operations	149,084	86,191	—	—	6,187
Edgar C. Fell Vice President, Safety and Regulatory Compliance	124,147	47,097	—	—	5,978

(1)
The amounts shown represent payments under the Pinnacle Airlines, Inc. Annual Management Bonus Plan and the annual cash retention payment described below.

(2)
The amounts shown represent company contributions to the 401(k) retirement plan.

Bonus and Retention Plans

        We maintain the Pinnacle Airlines, Inc. Annual Management Bonus Plan for officers and directors. During 2003, the maximum bonus for the president and chief executive officer is 40% of the executive's base salary, the maximum bonus for the vice president and chief financial officer, the vice president and chief operating officer and the vice president, flight operations is 30% of each executive's base salary and the maximum bonus for the vice president, safety and regulatory compliance is 20% of the executive's base salary. Beginning in 2004, the maximum bonus for the president and chief executive officer will be 60% of the executive's base salary, the maximum bonus for the vice president and chief financial officer and the vice president and chief operating officer will be 50% of each executive's base salary, the maximum bonus for the vice president, flight operations will be 30% of the executive's base salary and the maximum bonus for the vice president, safety and regulatory compliance will be 20% of the executive's base salary. Bonuses are paid based on the achievement of specific personal, unit and company performance goals. All bonus payments are made as soon as practicable after the financial statements for the period are prepared, audited and our board of directors has approved the bonus awards. The plan is administered by our compensation committee, which has full power to adopt and enforce administrative rules and procedures and has the power to make administrative interpretations. The awards under the plan are completely discretionary, and we may terminate the plan or amend the plan at any time.

        In 2000, we also agreed to pay each of the named executive officers four annual cash retention payments beginning in 2000, subject to the officer's continued employment with our company, equal to $62,500 in the case of Mr. Trenary, $50,000 in the case of Messrs. Sawyer, Shockey and Young, and $25,000 in the case of Mr. Fell. As of September 30, 2003, the Company has paid all cash retention payments required under this plan.

Retirement Plans

        The Pinnacle Airlines Corp. Savings Plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. Eligible employees participating in the plan may make elective pretax salary contributions of up to 16% of their eligible earnings, subject to statutory prescribed annual limits. Through June 30, 1999, we made annual matching contributions to the plan at the rate of 25% on the first 4% of a participating employee's eligible earnings. Effective July 1, 1999, we made matching contributions based on the following graduated scale:

Years of Service	Matching Contributions
Through 5 years	25% of first 5% of eligible earnings
6-9 years	40% of first 6% of eligible earnings
10-12 years	60% of first 7% of eligible earnings
13 years or more	70% of first 7% of eligible earnings

        Since March 1, 2002, we have been making matching contributions to the plan for all nonunion employees and flight attendants who participate in the plan at the rate of 100% on the first 3% of eligible earnings and at the rate of 67% on the second 3% of eligible earnings. We will continue to make matching contributions for our pilots based on the graduated scale above. All of our matching contributions are subject to prescribed annual limits. In addition to matching contributions, the plan contains a profit sharing provision that allows us to make discretionary contributions to participants in the plan. For the three years ending December 31, 2002, we did not make any discretionary contributions. Employee contributions to the plan are always immediately 100% vested. Generally, our matching contributions under the plan vest 25% per year beginning after two years of service with us. Each employee's contributions, our matching contributions and any investment earnings, are generally not taxable to participating employees until withdrawn. All contributions under the plans are held in trust as required by law. Participating employees may direct the investment contributions to their 401(k) retirement plan among authorized investment alternatives under the plan.

Stock Options

  Our Company

        There are no outstanding options to acquire shares of the common stock of either Pinnacle Airlines Corp. or Pinnacle Airlines, Inc. In connection with this offering, Pinnacle Airlines Corp. anticipates making grants of stock options to purchase shares of its common stock as set forth below under "—Stock Incentive Plan—Awards in Connection with this Offering."

  Northwest Airlines Corporation

        Messrs. Trenary and Sawyer have options to acquire shares of common stock of Northwest Airlines Corporation under the Northwest Airlines Corporation 1999 Stock Incentive Plan. All options to acquire shares of Northwest Airlines Corporation common stock held by these employees will continue in accordance with the plans under which they were granted. In 2002, no options to acquire shares of common stock of Northwest Airlines Corporation were granted to any of our employees.

  Stock Option Exercises in 2002 and December 31, 2002 Stock Option Values

        The following table shows the number and value of options exercised by the named executive officers in 2002 and the number and value of exercisable and unexercisable options to acquire Northwest Airlines Corporation common stock held by the named executive officers as of December 31, 2002.

Number of Securities Underlying Unexercised Options Held At December 31, 2002
Value of Unexercised In-the-Money Options At December 31, 2002(1)($)
Name	Shares Acquired On Exercise	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Philip H. Trenary	—	—	16,800	4,200	—	—
Curtis E. Sawyer	—	—	3,600	900	—	—
Douglas W. Shockey	—	—	—	—	—	—
Jonathan G. Young	—	—	—	—	—	—
Edgar C. Fell	—	—	—	—	—	—

(1)
Based on the per share closing price of Northwest Airlines Corporation common stock on the Nasdaq National Market on December 31, 2002 of $7.34.

2003 Stock Incentive Plan

        We adopted the Pinnacle Airlines Corp. 2003 Stock Incentive Plan effective November 21, 2003. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees or directors of Pinnacle Airlines Corp. or our affiliates. A maximum of 1,152,000 shares of common stock may be subject to awards under the stock incentive plan. The maximum number of shares of common stock for which options and stock appreciation rights may be granted during a calendar year to any participant will be 500,000. The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

  Administration

        The stock incentive plan is administered by the compensation committee of our board of directors, which may delegate its duties and powers to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The committee has the sole discretion to determine the employees and directors to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards are granted by the committee to employees and directors in such numbers and at such times during the term of the stock incentive plan as the committee will determine. In addition, we may also grant performance-based awards, deductible by us under Section 162(m) of the Internal Revenue Code, based on the attainment of written, objective performance goals established by the committee for a performance period. Performance-based awards may not be based upon an initial reference value which is less than the fair market value of the common stock on the date the award is granted. Performance-based awards to an individual for any calendar year may not exceed 100,000 shares of common stock or $250,000. The committee will determine whether performance goals are met, the amount of the performance-based award and the time of payment.

  Options

        The committee determines the option price for each option, but options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price in (1) cash, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (3) a combination of cash and common stock (as qualified by clause (2)); or (4) through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the Company an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased. Alternatives (2) and (3) are available at the discretion of the committee.

  Stock Appreciation Rights

        The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee, but will be at least equal to the fair market value of the common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price, times (2) the number of shares of common stock covered by the stock appreciation right. Payment will be made in common stock or in cash, or partly in common stock and partly in cash, all as determined by the committee.

  Other Stock-Based Awards

        The committee may grant awards of restricted stock units, common stock, and restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee. No other stock-based award may be granted based upon an initial reference value which is less than the fair market value of the common stock on the date of grant.

  Transferability

        Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

  Change in Control

        In the event of a change in control (as defined in the plan), the committee may make provision for a cash payment to the holder of an award in consideration for the cancellation of the award or the grant of substitute awards.

  Amendment and Termination

        Our board of directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment can (1) without the approval of our shareholders, increase the total number of shares of common stock reserved for the purposes of the stock incentive plan or change the maximum number of shares of common stock for which awards may be granted to any participant or (2) diminish any of the rights of a participant under any awards previously granted, without his or her consent.

  Federal Income Tax Consequences of Exercise of Options Under the Stock Incentive Plan

        When a non-qualified stock option is granted, there are no income tax consequences for the option holder or us. When a non-qualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the common stock on the date of exercise over the option price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

        When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess of the fair market value of the common stock on the date of exercise over the option price as an item of adjustment for purposes of the alternative minimum tax.

        If the option holder disposes of the common stock after the option holder has held the common stock for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain for the option holder. We are not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the common stock by disposing of the common stock before it has been held for at least two years after the date the incentive option was granted and one year after the date the incentive option was exercised, the option holder recognizes compensation income equal to the excess of (1) the fair market value of the common stock on the date the incentive option was exercised or, if less, the amount received on the disposition over (2) the option price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

        When a stock appreciation right is granted, there are no income tax consequences for the participant or us. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the shares received upon exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

        Generally, when a restricted stock unit or a share of restricted stock is granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted stock, the participant, generally, recognizes compensation equal to the fair market value of the shares as of the date of delivery or release. We are entitled to a deduction equal to the compensation recognized by the participant.

  Awards in Connection with this Offering

        Effective upon and subject to completion of this offering, we anticipate making the following grants of stock options to purchase shares of our common stock pursuant to the stock incentive plan to the named executive officers as shown in the following table. These options will have a maximum term of ten years and, subject to the executive officers' continued employment, will vest in annual 25% increments with the first increment vesting one year after the date of the offering. Shares subject to each stock option will have an option price equal to the initial public offering price per share of our common stock as set forth on the cover page of this prospectus. In the event of an executive officer's termination of employment, the unvested portion of the stock options shall terminate and the vested portion of the stock options will remain exercisable for ninety days if the executive officer is terminated by us without cause (as defined in the option agreement) or resigns, one year if the executive officer's employment is terminated by reason of death or disability, but in no event later than the tenth anniversary of the date of grant. All options will terminate immediately if the executive officer is terminated by us for cause.

        If the term of any current director of the Company is involuntarily terminated (other than for cause or by death or disability) within one year after the completion of this offering, his options shall become fully vested at that time or shall be converted to a grant of a lesser number of shares determined by the Compensation Committee.

	Securities Underlying Options Granted	% of Employee Initial Option Grants
Philip H. Trenary	262,700	31%
Curtis E. Sawyer	131,350	15
Douglas W. Shockey	131,350	15
Jonathan G. Young	36,500	4
Edgar C. Fell	36,500	4
Other officers and directors as a group	259,800	31

Total	858,200	100%

Employment Agreements

        We entered into employment agreements with Messrs. Trenary and Sawyer in January 2003, which entitle each executive to receive a base salary and annual bonus, to be set annually, and to participate in our compensation and benefit plans for management employees. The agreements have no set term of duration and each executive's employment under his agreement is terminable by either party for any reason upon 30 days' written notice. Under each agreement, in the event of a termination of the executive's employment by us other than for "cause" (as defined in the agreements) or by the executive for "good reason" (as defined in the agreements), subject to the executive's execution of a general release, the executive will receive a severance payment equal to the sum of (1) one times (1.5 times for Mr. Trenary) the executive's annual base salary and target incentive payment and (2) a pro rata share of the incentive bonus the executive would have received with respect to the year of termination. In addition, the executive will also continue to receive coverage under our medical and dental plans until the earlier of the second anniversary of the executive's termination of employment or the date the executive is employed by a new employer. Each executive also is subject to a one-year covenant not to compete upon termination of his employment with us and a covenant not to reveal our confidential information or disparage us during the term of employment or thereafter. Notwithstanding the provisions of the agreements, each executive agrees that any payments or benefits not permitted by the Air Transportation Safety and System Stabilization Act will be deferred until allowed under the Act and to the extent the Act does not permit deferral of any payments or benefits, the payments and benefits will not exceed the maximum amount allowed under the Act.

RELATED PARTY TRANSACTIONS

        Since Northwest Airlines Corporation acquired us in 1997, we have provided regional airline service exclusively to Northwest, and we have operated as a business unit of Northwest without regard to our stand-alone profitability. Our operations were designed to increase overall Northwest system revenues rather than to maximize our stand-alone profitability. As a result, the historical financial information included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented.

        Additionally, the airline services agreement and the other contractual agreements we have entered into with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and some of these agreements were negotiated in the overall context of this offering. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than those we would have been able to obtain otherwise. When we need to replace these agreements, we will be negotiating with Northwest or third parties on an arm's-length basis, and we may not be able to do so on as favorable terms.

        In connection with Northwest's contribution of shares of our common stock to the Northwest Airlines Pension Plans, we entered into the omnibus agreement described under "Our Agreements with Northwest and the Northwest Airlines Pension Plans."

OUR AGREEMENTS WITH NORTHWEST AND THE NORTHWEST AIRLINES PENSION PLANS

Airline Services Agreement and Related Agreements

        Pinnacle Airlines, Inc. will operate all of its aircraft for Northwest pursuant to the airline services agreement. For a description of this agreement see "Business—Our Airline Services Agreement with Northwest."

        In connection with the airline services agreement and other operations, Pinnacle Airlines, Inc. has also entered into several other agreements with Northwest, including agreements under which it subleases aircraft, spare engines and facilities and obtains services from Northwest necessary to provide regional airline services to Northwest. Unless otherwise stated, the terms of these agreements generally will continue so long as the airline services agreement is in effect. These agreements generally contain cross-termination provisions such that termination of the airline services agreement will trigger a termination under the relevant agreement. In addition, these agreements generally provide that they will terminate upon a change of control of Pinnacle Airlines, Inc. or its affiliates. We have set forth below a summary description of these agreements.

  •
  Aircraft and Spare Engine Lease Agreements. Pinnacle Airlines, Inc. has entered into aircraft lease and sublease agreements and spare engine sublease agreements with Northwest with respect to all of the aircraft and spare engines it leases or subleases from Northwest. Pinnacle Airlines Corp. will unconditionally guarantee Pinnacle Airlines, Inc.'s obligations to Northwest under the aircraft lease and sublease agreements and spare engine sublease agreements. These agreements terminate on December 31, 2017, the expiration date of the airline services agreement.

  •
  Manufacturer Benefits Agreement. The manufacturer benefits agreement enables Pinnacle Airlines, Inc. to take advantage of provisions related to guaranties, warranties, inventory support, product support and maintainence services contained in agreements Northwest has with Bombardier and General Electric with respect to aircraft and engines in our fleet.

  •
  Sublease and Facilities Use Agreements for airport facilities used by Pinnacle Airlines, Inc. Pinnacle Airlines, Inc. has entered into facility sublease agreements with Northwest for hangar and aircraft maintenance facilities at McGhee Tyson Airport in Blount County, Tennessee and at St. Joseph County Airport in South Bend, Indiana, as well as facilities use agreements relating to terminal facilities at Northwest's domestic hubs. These agreements will be subject to the terms of master leases under which Northwest leases the facilities from third-party lessors. These agreements will expire on the earlier of the expiration of Northwest's lease for the property and the termination of the airline services agreement.

  •
  Information Technology Support Agreement. Pinnacle Airlines, Inc. has entered into a service agreement with Northwest under which Northwest will provide information technology services and support for its operations, including access to various Northwest operational systems, such as the Northwest flight planning system, the provision of data communication services supporting those services, and the provision of other network and internet connections between us and Northwest.

  •
  Family Assistance Services Agreement. Pinnacle Airlines, Inc. has entered into an agreement with Northwest with respect to the responsibilities of each party in jointly responding to an emergency and providing assistance to the victims of an accident and their family members, as well as the provision of family assistance training to our employees on an ongoing basis.

  •
  Ground Handling Agreement. Pinnacle Airlines, Inc. provides ground handling services on behalf of Northwest for regional aircraft operated by Mesaba in Memphis.

  •
  Sublease of Saab Aircraft. Pinnacle Airlines, Inc. transfered 11 Saab turboprops to Mesaba during 2002. Pinnacle Airlines, Inc. entered into an aircraft sublease agreement with Mesaba with respect to these Saab aircraft and two engines that it leases from third parties. The term of the sublease will continue for the remainder of the term of Pinnacle Airlines, Inc.'s sublease with the third-party sublessors, subject to its right to terminate the sublease in the event of a default by Mesaba.

Tax Sharing Agreement

        Pinnacle Airlines Corp., Pinnacle Airlines, Inc., Northwest Airlines Corporation and NWA Inc. are parties to a tax sharing agreement. Pursuant to the tax sharing agreement, Northwest Airlines Corporation is responsible for computing and paying to the appropriate taxing authority all U.S. federal income taxes, certain state income taxes and all foreign income taxes with respect to Pinnacle Airlines, Inc. for all periods ending with the second contribution of our common stock to the Northwest Airlines Pension Plans in September 2003 and for audit adjustments to such taxes, which amounts Pinnacle Airlines, Inc. will reimburse to Northwest. Pinnacle Airlines, Inc. will be responsible for all other taxes owing with respect to it. Pinnacle Airlines Corp. guaranteed the performance of Pinnacle Airlines, Inc.'s obligations under the tax sharing agreement.

Revolving Credit Facility

        Northwest has provided Pinnacle Airlines, Inc. with a $50 million revolving credit facility. This facility is guaranteed by Pinnacle Airlines Corp. Borrowings under this facility bear interest at a rate equal to the higher of the prime rate published by JPMorgan Chase or the most recent overnight funds rate offered to JPMorgan Chase plus 1.0% per annum. As of September 30, 2003, we had $24.8 million of borrowings under this facility. Following the consummation of this offering, we are required to use our best efforts to obtain a replacement credit facility at the earliest time possible. The revolving credit facility contains a number of restrictive covenants applicable to Pinnacle Airlines, Inc. and us, including limitations on the incurrence of debt and liens, the making of distributions and other transactions. The term of our revolving credit facility extends through December 2005.

Omnibus Agreement

        On January 15, 2003, Pinnacle Airlines Corp., Northwest, Northwest Airlines Corporation and Fiduciary Counselors Inc. entered into an omnibus agreement, pursuant to which Northwest contributed shares of Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plans in January and September 2003 in partial satisfaction of its pension funding obligations.

        The omnibus agreement sets forth the terms by which Northwest was and is able to contribute Pinnacle Airlines common stock to the Northwest Airlines Pension Plans, and the terms by which the Plans hold the stock, including imposing transfer restrictions on the Plans' ability to transfer the stock, granting Northwest a right of first refusal in connection with the proposed transfer of the stock by the Plans, granting rights to designate board members to the Plans, and granting the Plans registration rights in offerings of Pinnacle Airlines Corp. common stock and the right of the Plans to require Northwest to purchase shares of Pinnacle Airlines Corp. common stock from them. The omnibus agreement contains certain corporate governance arrangements relating to Pinnacle Airlines Corp. The omnibus agreement also imposes limitations on transactions between Northwest and Pinnacle Airlines Corp. and their respective affiliates, in addition to limitations on changes to the airline services agreement between Northwest and Pinnacle Airlines, Inc.

        In the event the Northwest Airlines Pension Plans sell less that all of their shares in the offering and continue to be stockholders of Pinnacle Airlines Corp., the omnibus agreement would apply as follows:

        Transfer restrictions.    Shares of our common stock held by the Plans may not be transferred without Northwest's consent prior to July 1, 2006 or the occurrence of certain termination events, other than in accordance with the exercise of the Northwest Airlines Pension Plans put rights (as described below) or a registered public offering. Northwest also has a right of first refusal in the event that the Northwest Airlines Pension Plans receive an offer to purchase the shares of Pinnacle Airlines Corp. common stock held by them. Shares of Pinnacle Airlines Corp. common stock held by the Northwest Airlines Pension Plans are also subject to other transfer restrictions, including that shares may not be transferred in any way that would result in a violation of the terms of Northwest's agreements with its pilot employees.

        Board of Directors.    The omnibus agreement gives each of Northwest and the Northwest Airlines Pension Plans rights to appoint directors to the board of Pinnacle Airlines Corp. Because it holds the share of our Series A preferred stock, Northwest has the right to elect two directors to the board of directors. For so long as the Northwest Airlines Pension Plans hold at least 5% of the outstanding shares of our common stock, the Northwest Airlines Pension Plans are entitled to designate one of these two directors. The director designated by the Northwest Airlines Pension Plans has the right to serve on our audit committee.

        Approval Rights.    Beginning when the Northwest Airlines Pension Plans held more than 50% of the outstanding shares of Pinnacle Airlines Corp. common stock until the time at which either (i) they own less than 25% of the shares of our common stock or (ii) the put option (as described below) has terminated, the affirmative vote of the director designated by the Northwest Airlines Pension Plans is necessary to:

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  Approve the election or appointment of a new chief executive officer of Pinnacle Airlines Corp.;

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  Approve the compensation of a new chief executive officer of Pinnacle Airlines Corp.;

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  Approve any change to the terms of the note which was issued by Pinnacle Airlines Inc. and is held by Northwest;

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  Approve any amendment to the Amended and Restate Certificate of Incorporation of Pinnacle Airlines Corp. or the bylaws of Pinnacle Airlines Corp. that affects shares of our common stock held by the Northwest Airlines Pension Plans differently from any other shares of Pinnacle Airlines common stock or modifies the terms of our Series A preferred stock;

  •
  Subject to certain limitations, unless shares of our common stock are publicly traded, authorize and approve (i) any issuance of shares of our capital stock. or (ii) any transaction that would change our capital structure.

        Voting Agreements.    Fiduciary Counselors has agreed that shares of common stock held by the Northwest Airlines Pension Plans would be voted as follows:

  •
  To elect only directors nominated by the standing board of directors unless Northwest and the Northwest Airlines Pension Plans agree otherwise;

  •
  With respect to any matter requiring stockholder approval, as recommended by the board of directors, so long as there are no transaction terms that treat shares of our common stock held by the Plans differently than shares held by Northwest.

        Fiduciary Counselors is not bound by these voting agreements if the omnibus agreement is terminated as a result of a breach by Northwest.

        Put Option.    The omnibus agreement grants the Northwest Airlines Pension Plans an option to require Northwest to purchase at any time all or any of the shares of our common stock held by the Northwest Airlines Pension Plans. Northwest agreed to pay the greater of (i) subject to adjustments for dilution, the value ascribed to a share of common stock at the time the share was contributed by Northwest to the Northwest Airlines Pension Plans or (ii) the market value of our the shares of common stock. The date for the purchase and sale of shares in connection with the exercise of the put is the 30th day after notice is provided to Northwest, subject to deferrals by Northwest of up to an additional 150 days, depending on Northwest's liquidity and the value of all the shares of our common stock contributed by Northwest to the Northwest Airlines Pension Plans. If at the time the put option is exercised, shares of our common stock are publicly traded, the maximum deferral by Northwest will be an additional 120 days. In either case, Northwest and Fiduciary Counselors can agree to extend the closing of the purchase and sale.

Prior to the closing of the purchase and sale of shares in connection with an exercise of the put option, Northwest may arrange to sell the shares with regard to which the put option has been exercised in an underwritten public offering or a sale to a third party.

        The put option is suspended when shares of our common stock held by the Plans are publicly traded and freely tradable, and the shares of our common stock held by the Northwest Airlines Pension Plans have a market value 110% higher than the value of the shares of our common stock at the time they were contributed by Northwest to the Northwest Airlines Pension Plans. The put option terminates when the shares of our common stock are freely tradable, more than 50% of our common stock is publicly held and traded and the average trading price of shares of our common stock has surpassed certain target amounts.

        Registration Rights.    Following this offering, at any time that we are permitted to register securities under the Securities Act, upon the request of either Northwest or the Northwest Airlines Pension Plans we will file and use commercially reasonable efforts to have declared effective one or more shelf registration statements covering all shares of our common stock held by Northwest and the Northwest Airlines Pension Plans. We agreed to use reasonable best efforts to keep any such registration statement continuously effective.

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  If we propose to register any of our common stock under the Securities Act, we must include in the registration any shares of our common stock held by Northwest or the Northwest Airlines Pension Plans that either of them requests to be so included. If the managing underwriter advises Pinnacle Airlines Corp. that the number of shares of our common stock proposed to be sold in the offering exceeds the optimal amount, the number of shares to be included will be allocated first to the shares proposed to be sold by the Northwest Airlines Pension Plans, second to the shares proposed to be sold by Pinnacle Airlines Corp. for its own account, and third to the shares held by Northwest.

  •
  If, following this offering, (i) the Northwest Airlines Pension Plans hold shares of our common stock valued at $50,000,000 or more, or (ii) Northwest breaches the omnibus agreement, the Northwest Airlines Pension Plans have the right (subject to certain limitations) to demand one registration under the Securities Act of all or any portion of the shares of Pinnacle Airlines Corp. common stock held by them.

  •
  Northwest has the right (subject to certain limitations) to demand one registration under the Securities Act of all or any portion of the shares of our common stock held by it.

        In connection with a registered offering, the Plans and Northwest agree to be subject to customary "lock-up" and indemnification provisions. We will pay all registration expenses, follow customary registration procedures and provide customary indemnification.

        Rights Agreement.    The omnibus agreement requires that our stockholder rights agreement and Pinnacle Airlines Corp. 2003 Stock Incentive Plan become effective at or prior to this offering.

        Limitations on Affiliate Transactions.    For so long as the Northwest Airlines Pension Plans hold shares of our common stock, any transaction between Northwest and Pinnacle Airlines Corp., or any of their respective affiliates, is subject to the following requirements:

  •
  the approval of a majority of the independent directors on our board of directors;

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  if the transaction is outside of the ordinary course of business and involves more than $2,000,000, or in the ordinary course of business and involves more than $5,000,000, at the request of the majority of the independent directors on our board of directors, a nationally recognized investment banking firm must deliver a fairness opinion with respect to the transaction; and

  •
  if the transaction involves more than $10,000,000, the transaction must be approved by the person designated by the Plans (and elected by Northwest) to serve on our board of directors.

        Limitations on Changes to the Airline Services Agreement.    Any change to the Airline Services Agreement must be approved by a majority of our board of directors, including the person designated by the Northwest Airlines Pension Plans (and elected by Northwest) to serve on the board of directors.

$200 Million Note

        Northwest Airlines holds a $200 million note issued by Pinnacle Airlines, Inc. in January 2003. In connection with the consummation of this offering, our obligation under the note will be reduced by $50 million, as Northwest will make a capital contribution to us of $50 million. Northwest has agreed to indemnify us with respect to any adverse tax consequences, if any, that may result from the contribution of the note. Following this offering, we will have $135 million outstanding under the note. We will make quarterly principal payments on the note equal to $3 million, as well as monthly principal payments to the extent that our cash and cash equivalents exceed $50 million at the end of each month. The note will mature in December 2009, unless previously repaid. In the event that we do not satisfy our payment obligations under the note, Northwest will have the right to set off any such amounts against its payment obligations to us under the airline services agreement.

Preferential Pilot Hiring Agreement

        Pinnacle Airlines, Inc. has entered into an agreement with Northwest under which Pinnacle Airlines, Inc. agreed to hire pilots who have been furloughed by Northwest on a preferential basis, subject to the normal hiring procedures and requirements of Pinnacle Airlines, Inc. Beginning in January 2003, no less than 75% of new pilot hires in a new hire class at Pinnacle Airlines, Inc. will be filled by such Northwest pilots, provided that Pinnacle Airlines, Inc. need not hire more than 15 furloughed Northwest pilots per new hire class. Northwest may recall pilots hired under this agreement after 18 months of service at Pinnacle Airlines, Inc., but Pinnacle Airlines, Inc. may limit the number of pilots recalled to service with Northwest to five per month.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information concerning ownership of our common stock as of September 30, 2003 by persons who beneficially own more than 5% of the outstanding shares of common stock, each person who is a director of our company, each person who is a named executive officer, and all directors and executive officers as a group.

        As of September 30, 2003, there were 21,892,060 shares of our common stock, and one share of our Series A preferred stock outstanding.

Name of Beneficial Owner	Number of Shares Currently Owned	Percentage of Total Voting Power Prior to Offering	Number of Shares to be Sold	Number of Shares to be Owned After Offering	Percentage of Total Voting Power After Offering
State Street Bank and Trust Company, as trustee for the Northwest Airlines Pension Plans	19,400,000	88.6%	19,400,000	—	—
Northwest(1)	2,492,060	11.4%	—	2,492,060	11.4%
Philip H. Trenary	—	—	—	—	—
Curtis E. Sawyer	—	—	—	—	—
Douglas W. Shockey	—	—	—	—	—
Edgar C. Fell	—	—	—	—	—
Robert W. Lowe	—	—	—	—	—
Alice G. Pennington	—	—	—	—	—
D. Philip Reed, Jr.	—	—	—	—	—
Jonathan G. Young	—	—	—	—	—
Barry G. Baker	—	—	—	—	—
Stephen E. Gorman	—	—	—	—	—
Donald J. Breeding	—	—	—	—	—
J. Timothy Griffin(2)	—	—	—	—	—
Robert A. Peiser	—	—	—	—	—
Thomas S. Schreier, Jr.	—	—	—	—	—
R. Philip Shannon	—	—	—	—	—
Nicholas R. Tomassetti	—	—	—	—	—
All executives and directors as a group	—	—	—	—	—

(1)
Northwest has granted the underwriters an option to purchase all of the shares held by it to cover over-allotments. If the underwriters' option is exercised in full, Northwest will hold no shares of our common stock after this offering.

(2)
J. Timothy Griffin disclaims beneficial ownership of all shares owned of record by Northwest.

DESCRIPTION OF CAPITAL STOCK

        Pinnacle Airlines Corp.'s authorized capital stock consists of (1) 40,000,000 shares of common stock, par value $0.01 per share, of which 21,892,060 shares are issued and outstanding, (2) 1,000,001 shares of preferred stock, par value $0.01 per share, of which one share of Series A preferred stock is issued and outstanding and (3) 5,000,000 shares of series common stock, par value $0.01 per share, of which no shares are issued and outstanding. The following summary describes elements of Pinnacle Airlines Corp.'s certificate of incorporation and bylaws.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "PNCL."

  Limitation on voting by foreign owners

        Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States unless the shares are registered on a separate stock record. Under federal law, no more than 25% of the voting stock of a U.S. airline such as Pinnacle Airlines, Inc. may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and the airline itself, as well as its president and at least two-thirds of its directors or other managing officers, must be U.S. citizens. For these purposes, "U.S. citizen" means:

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  an individual who is a citizen of the United States;

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  a partnership each of whose partners is an individual who is a citizen of the United States; or

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  a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States.

        In addition, the Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

        In order to comply with these rules, our bylaws provide that no shares will be registered on the foreign stock record described above if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

Preferred Stock and Series Common Stock

  General

        Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or common stock. With respect to any series of preferred stock or common stock, our board of directors is authorized to determine the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

        Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by our stockholders. Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in your best interests or in which our stockholders might receive a premium for their common stock over the market price of the common stock.

  Series A Preferred Stock

        Northwest holds one share of Series A preferred stock. The Series A preferred stock gives Northwest the right to elect two members of our board of directors for one-year terms on an annual basis. In addition, the affirmative vote of Northwest as the holder of the Series A preferred stock is required in order for us to:

  •
  enter into business combinations and change of control transactions with a third party;

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  sell or dispose of any capital stock of Pinnacle Airlines, Inc. or substantially all of the assets of our company or of our affiliates;

  •
  effect reorganizations and restructuring transactions;

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  acquire airline assets that generate annual revenues of $500 million or more;

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  increase the size of our board of directors;

  •
  agree to allow a major airline other than Northwest to appoint more than one director to our board;

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  approve any shareholder rights plan or the redemption of any rights issued thereunder;

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  amend our certificate of incorporation in a manner that would adversely affect the rights of the Series A preferred shareholder; or

  •
  enter into any definitive agreements relating to the foregoing matters.

The effect of this voting right is that Northwest can preclude us from carrying out any of the foregoing proposals if Northwest does not vote in favor of the proposal. The Series A preferred stock is redeemable by us at a nominal price (1) when the airline services agreement is terminated or, if Northwest continues to lease aircraft to us after termination of the airline services agreement, when all such leases terminate or (2) if Northwest transfers or encumbers the Series A preferred stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, Nasdaq requires stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws contain provisions that could make the acquisition of the company by means of a tender offer, a proxy contest or otherwise more difficult.

        Business Combinations.    Our certificate of incorporation provides that, upon the consummation of this offering, we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

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  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our certificate of incorporation provides that Northwest Airlines Corporation and its subsidiaries will not constitute "interested stockholders" for purposes of this provision.

        Classified Board.    Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors with the exception of the Northwest-designated directors, will be elected each year. The classification of directors, will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our bylaws. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of no fewer than three directors. The initial size of the board is seven, and may not be increased without approval of the Northwest-designated directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies other than vacancies created by the Northwest-designated directors (which vacancies would be filled by NWA Inc. as the holder of the Series A preferred stock) will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

        Removal of Directors.    Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The Northwest-designated directors may be removed at any time by Northwest, as holder of the Series A preferred stock, with or without cause.

        Stockholder Action.    Our certificate of incorporation and bylaws provide that stockholder action (other than action taken by the Series A preferred stock voting as a separate class) can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

        Advance Notice Procedures.    Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors (other than Northwest-designated directors), or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction, of our board of directors, the chairman of the board, Northwest with respect to its designated directors, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

        Amendment.    Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the indemnification of officers and directors, voting of our stock by non-U.S. citizens, and amendment of our bylaws. Our certificate of incorporation further provides that certain provisions of our bylaws may only be amended by our board or by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, voting together as a single class.

Stockholder Rights Agreement

        Under our stockholder rights agreement, each share of our common stock, including the shares of common stock being offered in this offering, has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $      , subject to adjustment, one "unit" of one one-hundredth of a share of our Series B preferred stock under circumstances provided for in the rights agreement.

        The purpose of the rights agreement is to:

  •
  give our board the opportunity to negotiate with any persons seeking to obtain control of us;

  •
  deter acquisitions of voting control of us without assurance of fair and equal treatment of all our stockholders; and

  •
  prevent a person from acquiring in the market a sufficient amount of our voting power to be in a position to block an action sought to be taken by our stockholders.

        The exercise of the rights would cause substantial dilution to a person attempting to acquire us on terms not approved by our board and, therefore, would significantly increase the price that person would have to pay to complete the acquisition. The rights agreement may deter a potential acquisition or tender offer. Northwest Airlines Corporation, its affiliates, the Northwest Airlines Pension Plans and Fiduciary Counselors Inc., as fiduciary for the Northwest Airlines Pension Plans, are exempted from the restrictions in the rights agreement, such that their acquisition of our stock would not trigger the purchase rights described above.

        Initially, the rights will be evidenced by the certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the shares of common stock then outstanding; and

  •
  ten days, or later, if determined by our board prior to any person or group of affiliated persons (other than Northwest Airlines Corporation, its affiliates, the Northwest Airlines Pension Plans and Fiduciary Counselors) acquiring 15% or more of the shares of common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in the beneficial ownership by a person or group (other than Northwest Airlines Corporation, its affiliates, the Northwest Airlines Pension Plans and Fiduciary Counselors) of 15% or more of the shares of common stock then outstanding.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of common stock issued will be issued with rights. Shares distributed after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date;

  •
  employee plans or arrangements we adopted prior to the distribution date; and

  •
  the exercise of stock options that were granted or awarded prior to the distribution date.

        The rights are not exercisable until the distribution date. The rights will expire on                        , 2013, unless extended or redeemed or exchanged by us, as described below.

        The exercise price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock or upon the distribution to holders of the preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred stock, or of subscription rights or warrants, other than those referred to above.

        The number of outstanding rights is also subject to adjustment in the event of a stock split of the common shares or a stock dividend on the common shares payable in common shares or subdivisions, consolidations or combinations of the common shares occurring, in any such case, prior to the distribution date.

        Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $            per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

        In the event that any person or group of affiliated or associated persons (other than Northwest Airlines Corporation, its affiliates, Northwest Airlines Pension Plans and Fiduciary Counselors) acquires 15% or more of the shares of common stock then outstanding, each holder of a right, other than rights beneficially owned by the acquiring person, which will thereupon become void, will thereafter have the right to receive, upon exercise, that number of common shares, or one one-hundredth of a share of preferred stock, having a market value of two times the exercise price of the right.

        In the event that, after a person or group (other than Northwest Airlines Corporation, its affiliates, Northwest Airlines Pension Plans and Fiduciary Counselors) acquires 15% or more of the shares of common stock then outstanding, the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by an acquiring person which will have become void, will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company, or its parent, having a fair market value equal to two times the exercise price of the right.

        At any time after any person or group (other than Northwest Airlines Corporation, its affiliates, Northwest Airlines Pensions Plans and Fiduciary Counselors) acquires 15% or more of the shares of common stock then outstanding and prior to the acquisition by such person or group of beneficial ownership of a number of common shares equal to 50% or more of the number of outstanding common shares, our board may exchange the rights, other than rights owned by such person or group which will have become void, in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a share of preferred stock, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per right, subject to adjustment.

        With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price. No fractional shares of preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of preferred stock, which may, at our election, be evidenced by depositary receipts, and in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading day prior to the date of exercise.

        At any time prior to the time a person (other than Northwest Airlines Corporation, its affiliates, Northwest Airlines Pension Plans and Fiduciary Counselors) acquires 15% or more of the shares of common stock then outstanding, our board may (subject to the approval of Northwest, as the holder of the Series A Preferred Stock) redeem the rights in whole, but not in part, at a price of $0.01 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        For so long as the rights are then redeemable, we may amend the rights in any manner, except that we may not decrease the redemption price. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights in any manner that does not adversely affect the interests of holders of the rights. Under our certificate of incorporation, however, no amendments to the rights agreement can be made without the affirmative vote of Northwest, as the holder of the Series A preferred stock.

        Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Corporate Opportunities

        Under our certificate of incorporation, we have renounced any interest or expectancy in being offered any business opportunities presented to Northwest or any of its affiliates from whatever source other than us. Therefore, if Northwest becomes aware of a potential transaction that may be a corporate opportunity for both Northwest and us, Northwest will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Northwest pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

        Similarly, in the event that one of our directors who was appointed to our board pursuant to Northwest's rights under the Series A preferred stock acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Northwest, that director will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as one of our directors or officers by reason of the fact that Northwest pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

Registrar and Transfer Agent

        The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales in the public market of substantial amounts of our common stock, including shares issued upon exercise of outstanding options after any restrictions on sale lapse, could adversely affect prevailing market prices and impair our ability to raise equity capital in the future.

        After this offering, 21,892,060 shares of our common stock will be outstanding. The shares sold in the offering, plus any shares sold upon exercise of the over-allotment option described in "Underwriters," will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        Any shares of our common stock held by Northwest after this offering as a result of the underwriters not exercising the over-allotment option in full will be "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if the securities or the transaction qualifies for an exemption from registration, such as under Rule 144 under the Securities Act, which is summarized below. Sales of restricted securities in the public market, or the availability of those shares for sale, could adversely affect the market price of our common stock.

        Under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; and

  •
  the average weekly trading volume of the common stock during the four weeks preceding the filing of the stockholder's required notice of sale with the SEC.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Because Northwest is among our affiliates, the Rule 144 restrictions and requirements would be applicable to any shares of our common stock that are held by Northwest if the over-allotment option granted to the underwriters is not exercised in full for as long as it remains an affiliate of ours.

        We, our executive officers and directors, purchasers of shares under the directed share program, the Northwest Airlines Pension Plans and Northwest have agreed with the underwriters not to dispose of or pledge any of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances, without the prior written consent of Morgan Stanley. After the expiration of the lock-up period, if the underwriters' over-allotment option is not exercised in full, a substantial number of additional shares could become available for sale to the public.

        We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after completion of this offering to register shares of common stock reserved for issuance under our 2003 Stock Incentive Plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares of common stock registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO
NON-UNITED STATES HOLDERS

General

        The following summary discusses the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion assumes that a Non-U.S. Holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," individuals who are U.S. expatriates, partnerships or other pass-through entities, and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended (the "Code"), as are not described herein. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership (or a business entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.

        As used herein, a Non-U.S. Holder of common stock means a beneficial owner that is an individual or entity other than (1) a citizen or resident of the United States, (2) a corporation (or business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

        As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event we do declare or pay cash dividends, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at regular graduated rates applicable to individuals or corporations. Certain Internal Revenue Service certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or successor form) or (b) in the case of payments made outside the United States to an offshore account, satisfy certain relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS, on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such withholding tax.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

        An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        Our company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a U.S. real property holding corporation, so long as the common stock is regularly traded on an established securities market within the meaning of applicable Treasury regulations, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules.

U.S. Federal Estate Tax

        Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding with respect to dividends unless applicable certification requirements are met.

        In addition, a Non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale, exchange or other disposition of common stock made within the United States or through certain United States-related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person), or the holder establishes another exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability if the required information is furnished to the Internal Revenue Service on a timely basis. Non U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Blaylock & Partners, L.P. are acting as representatives, have agreed to purchase, and the Northwest Airlines Pension Plans have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Blaylock & Partners, L.P.

Total	19,400,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from the Northwest Airlines Pension Plans and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        Northwest has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,492,060 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $                              , the total underwriters' discounts and commissions would be $                  , and total proceeds to Northwest would be $                  .

        The following table summarizes the underwriting discounts and commissions that the Northwest Airlines Pension Plans (and Northwest, if the underwriters exercise the over-allotment option) will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. We will pay no underwriting discounts or commissions to the underwriters in connection with this offering.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately $2.9 million and will be payable by Northwest.

        The underwriters have informed us and the Northwest Airlines Pension Plans that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "PNCL."

        Each of the Northwest Airlines Pension Plans, Pinnacle Airlines Corp., Northwest, the directors and executive officers of Pinnacle Airlines Corp. and purchasers of shares under the directed share program has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for such common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of such common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by Pinnacle Airlines Corp. of stock options or awards of common stock under the Pinnacle Airlines Corp. 2003 stock incentive plan; provided that no such options or awards will be exercisable or vest during the lock-up period;

  •
  the issuance by Pinnacle Airlines Corp. of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  •
  transactions by any person other than Pinnacle Airlines Corp. relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, Morgan Stanley & Co. Incorporated and the other underwriters have provided, and continue to provide, investment banking services to Northwest Airlines Corporation and its affiliates.

        We, Northwest, the Northwest Airlines Pension Plans and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act arising out of any untrue statement or alleged untrue statement or caused by any omission or alleged omission of a material fact required to be stated in this prospectus.

Directed Share Program Prospectus Disclosure

        At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial offering price, up to 970,000 shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, Northwest and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed on for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Shearman & Sterling LLP, New York, New York. From time to time, each of these firms has performed and continues to perform legal services unrelated to this offering for Northwest.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, as set forth in their reports. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement because we have omitted some parts in accordance with the rules and regulations of the SEC. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and other public reference rooms operated by the SEC. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC.

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

PINNACLE AIRLINES CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Pinnacle Airlines Corp.

        We have audited the accompanying consolidated balance sheets of Pinnacle Airlines Corp. (the "Company"), an indirect wholly owned subsidiary of Northwest Airlines Corporation, as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the consolidated financial statements in 2002, the Company adopted Statement of Financial Accounting Standards No. 142.

                      /s/ ERNST & YOUNG LLP

Memphis, Tennessee
January 15, 2003, except for Note 14,
as to which the date is November 5, 2003

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,
	2000	2001	2002
Operating revenues:
Passenger	$129,537	$198,271	$325,386
Other	2,386	3,779	6,182

Total operating revenues	131,923	202,050	331,568
Operating expenses:
Salaries, wages and benefits	38,988	56,915	69,086
Aircraft fuel and taxes	12,597	22,588	33,932
Aircraft maintenance, materials and repairs	18,390	20,661	13,276
Depreciation and amortization	3,295	4,505	6,141
Other rentals and landing fees	5,648	8,548	22,818
Aircraft rentals	21,911	40,628	87,016
Other	16,533	31,232	51,643

Total operating expenses	117,362	185,077	283,912

Operating income	14,561	16,973	47,656
Nonoperating income (expense)
Airline Stabilization Act funds	—	5,591	—
Interest income	391	559	3,001
Interest expense	(583)	(443)	(409)
Miscellaneous income, net	259	387	80

Total nonoperating income	67	6,094	2,672

Income before income taxes	14,628	23,067	50,328
Income tax expense	5,366	8,821	19,543

Net income	$9,262	$14,246	$30,785

Basic and diluted net income per share	$0.42	$0.65	$1.41

Shares used in computing basic and diluted net income per share	21,892	21,892	21,892

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$1,891	$4,580
Receivables, principally from Northwest	31,346	64,818
Expendable aircraft components, net of allowance for obsolescence of $1,980 at December 31, 2001 and $2,603 at December 31, 2002	3,273	2,822
Prepaid expenses and other assets	3,931	9,757
Deferred income taxes due from Northwest	—	2,494

Total current assets	40,441	84,471
Property and equipment:
Aircraft and rotable spares	30,867	24,281
Other property and equipment	12,439	12,679
Office furniture and fixtures	1,296	1,288

	44,602	38,248
Less accumulated depreciation	(11,817)	(11,617)

Net property and equipment	32,785	26,631

Deposits with Northwest	—	8,925
Deferred income taxes due from Northwest	602	—
Cost in excess of net assets acquired, net of accumulated amortization of $4,027	18,422	18,422

Total assets	$92,250	$138,449

Liabilities and stockholder's equity
Current liabilities:
Accounts payable	$8,726	$7,837
Accrued expenses	10,558	11,082
Line of credit	4,245	4,245
Income taxes payable to Northwest	10,261	26,843
Income taxes payable	—	816
Deferred income taxes	1,548	—
Current portion of deferred credits	146	180

Total current liabilities	35,484	51,003
Deferred credits	1,115	936
Deferred income taxes	—	122
Deferred income taxes payable to Northwest	—	4,337

Commitments and contingencies
Stockholder's equity:
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, no shares issued
Series A preferred stock, stated value $100 per share; one share authorized, issued and outstanding	—	—
Series common stock, par value $0.01 per share; 5,000,000 shares authorized; no shares issued
Common stock, $0.01 par value:
Authorized shares — 40,000,000
Issued and outstanding shares — 21,892,060	219	219
Additional paid-in capital	34,973	34,973
Retained earnings	20,459	46,859

Total stockholder's equity	55,651	82,051

Total liabilities and stockholder's equity	$92,250	$138,449

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands except per share data)

	Common Stock	Additional Paid- In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 1999	$219	$34,973	$(3,049)	$32,143
Net income	—	—	9,262	9,262

Balance, December 31, 2000	219	34,973	6,213	41,405
Net income	—	—	14,246	14,246

Balance, December 31, 2001	219	34,973	20,459	55,651
Dividend to Northwest of spare parts and engines ($0.20 per share)	—	—	(4,385)	(4,385)
Net income	—	—	30,785	30,785

Balance, December 31, 2002	$219	$34,973	$46,859	$82,051

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2000	2001	2002
Operating activities
Net income	$9,262	$14,246	$30,785
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	2,565	3,776	6,141
Amortization	730	729	—
Loss on disposal of equipment and rotable spares	—	397	43
Deferred income taxes	1,210	1,135	1,019
Provision for expendable aircraft component obsolescence	387	453	623
Reduction of deferred credits	(1,146)	(114)	(145)
Changes in operating assets and liabilities:
Receivables	(9,367)	(34,742)	(40,622)
Expendable aircraft components	(1,472)	(756)	(172)
Prepaid expenses and other assets	(834)	(2,402)	(14,751)
Income taxes receivable from Northwest	1,337	—	—
Accounts payable and accrued expenses	3,807	1,173	(365)
Income taxes payable to Northwest	2,790	7,471	17,398

Cash provided by (used in) operating activities	9,269	(8,634)	(46)
Investing activities
Purchases of property and equipment	(16,271)	(12,886)	(4,415)

Cash used in investing activities	(16,271)	(12,886)	(4,415)
Financing activities
Payments on long-term debt	(228)	(122)	—
Due to Northwest	4,597	11,056	7,150
Proceeds from line of credit	—	4,245	—

Cash provided by financing activities	4,369	15,179	7,150

Net increase (decrease) in cash and cash equivalents	(2,633)	(6,341)	2,689
Cash and cash equivalents at beginning of year	10,865	8,232	1,891

Cash and cash equivalents at end of year	$8,232	$1,891	$4,580

Supplemental cash flow information
Interest paid	$317	$339	$357
Income tax payments (refunds)	$(2)	$315	$1,024

Other non-cash transactions
Dividend to Northwest of spare parts and engines	$—	$—	$4,385

See accompanying notes.

PINNACLE AIRLINES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

1.    Description of Business

General

        Pinnacle Airlines Corp. (together with its consolidated subsidiary, the "Company"), is the parent company of Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.), a regional airline that provides airline capacity to Northwest Airlines, Inc. ("Northwest"), a wholly owned indirect subsidiary of Northwest Airlines Corporation. The Company operates as a Northwest Airlink carrier at Northwest's domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of December 31, 2002, the Company operated an all-regional jet fleet of Canadair Regional Jet ("CRJ") aircraft and offered scheduled passenger service with 51 CRJ aircraft with approximately 334 daily departures to 62 cities in 26 states and 2 Canadian provinces. As of December 31, 2001, the Company offered service with 30 CRJ and 24 Saab 340 aircraft with approximately 269 daily departures to 57 cities in 24 states.

        Pinnacle Airlines, Inc. was acquired in April 1997 by Northwest Airlines Corporation. Since the acquisition, Pinnacle Airlines Inc. has provided regional airline service exclusively to Northwest and has been operated as a business unit of Northwest without regard to its stand-alone profitability. The Company's operations were designed to increase overall Northwest system revenues rather than to maximize its stand-alone profitability.

        Pinnacle Airlines Corp. was incorporated in Delaware on January 10, 2002 to be the holding company of Pinnacle Airlines, Inc., which is a predecessor to the Company and was incorporated in Georgia in 1985. On January 15, 2003, Northwest transferred all of the outstanding common stock of Pinnacle Airlines, Inc. to Pinnacle Airlines Corp., in exchange for 21,892,060 shares of the Pinnacle Airlines Corp. common stock, which constitutes all of its outstanding common stock, and one share of Series A preferred stock.

        The Series A preferred stock has a stated value and liquidation preference of $100. The Series A preferred stock gives Northwest the right to appoint two directors to the Company's board of directors. No dividends are payable to the shareholder of the Series A preferred stock, and it is redeemable by the Company, at its option, for an amount equal to the liquidation preference, upon or following the occurrence of certain events, including the sale or other disposition of the Series A preferred stock or the termination or expiration of the airline services agreement between the Company and Northwest.

        The Company operates under an arrangement for airline services with Northwest under which the Company uses the "NW" two-letter designator code in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. Under this agreement, the Company uses the name "Northwest Airlink." Substantially all revenue is generated from the arrangement with Northwest.

2.    Significant Accounting Policies

Basis of Presentation

        In connection with the acquisition, Northwest Airlines Corporation purchased all of the outstanding stock of Pinnacle Airlines, Inc. for approximately $33 million. Northwest Airlines Corporation accounted for this transaction under the purchase method of accounting. Accordingly, all assets and liabilities of the Company were recorded at their fair values as of April 1, 1997, and the cost in excess of net assets acquired was "pushed-down" to the financial statements of the Company. The accompanying financial statements reflect the operations of the Company since its acquisition by Northwest Airlines Corporation.

Principles of Consolidation

        The consolidated financial statements include the accounts of Pinnacle Airlines Corp. and its wholly-owned subsidiary as if Pinnacle Airlines Corp. existed for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

        Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have initial maturities of three months or less.

Expendable Aircraft Components

        Expendable aircraft components consist of expendable spare parts and maintenance supplies, as well as fuel, which are carried at the lower of cost or market using the first-in, first-out (FIFO) method. Expendable aircraft components are recorded as inventory when purchased and charged to operations as used. An allowance for obsolescence is provided for aircraft or engines to allocate the costs of these assets, less estimated residual value, over their useful lives.

Income Taxes

        The Company's operating results have been included in the consolidated federal income tax return of Northwest Airlines Corporation. The Company has provided for income taxes as if it were a separate stand-alone entity. Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences in the recognition of income and expenses for financial reporting and income tax reporting. All income taxes that are expected to be ultimately paid by Northwest are shown in the accompanying balance sheets as either current or deferred income taxes payable to, or due from, the parent. As discussed in Note 14, due to the change in ownership of the Company during 2003, the Company will no longer be included in the consolidated income tax return of Northwest Airlines Corporation.

Property and Equipment

        Property and equipment, primarily consisting of flight equipment and other property, are stated at cost. Major renewals, modifications and improvements are capitalized. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets (seven to 15 years for flight equipment and three to 10 years for other property). Depreciation of rotable spares is determined by allocating the cost, net of estimated salvage value, over the remaining lease terms of related aircraft. Accelerated depreciation methods are utilized principally for income tax purposes.

        In December 2001 we reduced the estimated useful lives of certain flight equipment in order to coincide with the removal of the Saab 340 aircraft from our active fleet. The change resulted in additional depreciation expense of approximately $2,364,000 in 2002.

        Long-lived assets, including goodwill, are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There were no impairment losses recognized during the three years ended December 31, 2002.

Cost in Excess of Net Assets Acquired

        In connection with the acquisition of the Company by Northwest Airlines Corporation, the Company recorded cost in excess of net assets acquired (goodwill). Prior to January 1, 2002, this amount was amortized over a period of 30 years by the straight-line method. As discussed in the following paragraph, beginning January 1, 2002, goodwill was no longer amortized.

        Effective January 1, 2002, the Company adopted the provisions of Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets.

Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. In performing the January 1, 2002 transitional impairment test of its existing goodwill, the Company compared its carrying value to its estimated fair value, which was determined using a discounted cash flow analysis of projected future earnings. Based on this analysis and following the guidance of SFAS No. 142, the Company concluded that its goodwill was not impaired. For purposes of this standard, the Company determined that it operates in one reporting unit consisting of scheduled airline passenger service. Absent any impairment indicators, the Company will perform its annual impairment tests during its fourth quarter. In conducting the annual impairment test for 2002, the Company concluded that its goodwill is not impaired. Other than goodwill, the Company has no identifiable intangible assets.

        Application of SFAS No. 142 resulted in the Company not recording goodwill amortization of $447,000 net of income taxes for the twelve months ended December 31, 2002, which would have decreased basic and diluted net income by $0.02 per share for that period. Had the Company applied the non-amortization provisions of SFAS No. 142 in 2000 and 2001, pro forma net income and earnings per share, respectively, would have been $9,724,000 and $0.44 in 2000 and $14,696,000 and $0.67 in 2001.

Deferred Credits

        In order to assist the Company with the refurbishment of its airline fleet, in 1998 the lessor for some of the Company's Saab aircraft provided the Company with funds totaling $4,275,000. A portion of these funds were used for aircraft refurbishment. The Company is amortizing the remaining balance over the terms of the related leases.

Revenue Recognition

        Passenger and other revenues are recognized as earned when the service is provided. (See note 3 for a discussion of the agreements in place with Northwest.) The Company grants trade credit to certain approved customers. The Company performs a monthly analysis of outstanding trade receivables to assess the likelihood of collection. For balances where the Company does not expect full payment of amounts owned, the Company will record an allowance to adjust the trade receivable to the Company's best estimate of the amount it ultimately will collect. At December 31, 2001 and 2002, the Company had recorded an allowance for doubtful accounts of approximately $310,000 and $536,000, respectively.

Frequent Flyer Program

        The Company participates in Northwest's WorldPerks frequent flyer program, in which passengers may use mileage accumulated in that program to obtain discounted or free trips that might include a flight segment on one of the Company's flights. However, Northwest is responsible for the administration of WorldPerks and the Company has no incremental cost and receives no revenue from Northwest associated with travel awards redeemed on the Company's flight segments.

Maintenance

        The Company operates under a Federal Aviation Administration-approved continuous inspection and maintenance program. Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred.

Concentration of Credit Risk

        Substantially all of the Company's revenues have been derived from Northwest in the past and will continue to be derived from Northwest under the airline services agreement that is discussed in Note 14. As a result, the Company has a significant concentration of its accounts receivable with Northwest with no collateral.

Financial Instruments

        Fair values of cash equivalents, receivables, other assets, and accounts payable approximate their carrying amounts due to the short period of time to maturity.

        The Company invests cash nightly in a repurchase agreement with a bank. The funds are used to purchase a fractional interest in an obligation of the U.S. Government or its agencies (the "Purchased Securities"). The following day, the bank repurchases the Purchased Securities from the Company and the funds and interest are deposited into the Company's account. The overnight investment balance was $2,577,000 and $6,115,000 at December 31, 2001 and 2002, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

        The Company has adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires disclosures related to the components of a company for which separate financial information is available that is evaluated regularly by the company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one business segment consisting of scheduled airline passenger service.

Net Income Per Share

        Basic and diluted net income per share amounts are computed by dividing the net income for the period by the number of common shares outstanding.

Stock Options

        The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, the Company does not recognize compensation expense for stock options granted by Northwest Airlines Corporation to the Company's employees if the exercise price is equal to or greater than the fair market value of Northwest Airlines Corporation's common stock on the grant date.

Comprehensive Income

        The Company does not have any adjustments to net income to arrive at comprehensive income.

Significant Concentration

        One supplier manufactures the Company's CRJ aircraft. One supplier also manufactures the engines used on the CRJ aircraft. These suppliers also provide the Company with parts, repair and other support services for the CRJ aircraft and its engines.

Reclassification

        Certain prior year amounts have been reclassified to conform to current year classifications.

3.    Agreements with Northwest

Airline Services Agreement

        Effective March 1, 2002, the Company and Northwest entered into an Airline Services Agreement ("2002 ASA"), pursuant to which the Company provides regional airline services to Northwest. This agreement provided for an initial term from March 1, 2002, through February 29, 2012. The terms of the 2002 ASA are materially different from the terms of the historical arrangement between the Company and Northwest. Under the 2002 ASA, Northwest agreed to increase the Company's fleet to 95 regional jets by December 31, 2004. The 2002 ASA was replaced by a revised airline services agreement in January 2003 (the "2003 ASA"), see note 14.

        Under the 2002 ASA, the Company received the following types of payments from Northwest: payments representing full reimbursement of the Company's cost for specified expenses, payments based on pre-set rates, margin payments, and incentive payments.

        Reimbursement payments.    The Company receives monthly reimbursement for all expenses relating to the following items: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; hub and maintenance facility rentals; passenger security costs; ground handling in cities where Northwest has ground handling operations; Detroit landing fees and certain property taxes. Since the Company is reimbursed by Northwest for the actual expenses incurred for these items, the Company has no financial risk associated with fluctuations in these costs. These reimbursement payments, together with the associated margin payments described below, accounted for approximately 65% of passenger revenues for 2002.

        Payments based on pre-set rates.    The Company is entitled to receive semi-monthly payments for each block hour and cycle it operates and a monthly fixed cost payment based on the size of its fleet. These payments are designed to cover all of the Company's expenses incurred with respect to the 2002 ASA that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, ground handling costs in cities where Northwest does not have ground handling operations, landing fees in cities other than Detroit, overhead and depreciation. The rates for each block hour and cycle, as well as the monthly fixed cost payment, have been set in the 2002 ASA and increase on an annual basis through 2007. These rates were determined by Northwest and the Company based on the Company's historical and expected operating costs. The rates the Company received for services under the 2002 ASA will be reset in 2008. The payments the Company received for block hours, cycles and fixed costs, together with the associated margin payments described below, accounted for approximately 35% of passenger revenues for 2002.

        Margin payments.    The Company receives a monthly margin payment based on the revenues described above calculated to achieve a target operating margin. The target operating margin for the ten months ended December 31, 2002, and each year from 2003 through 2007 is 14% and will be reset to a market-based percentage in 2008, but the reset target operating margin will be no lower than 10% and no higher than 14%.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses incurred, if the Company's expenses are not covered by these payments, its actual operating margin could differ from its target operating margin.

        Through 2007, if the Company's actual costs that are intended to be covered by the revenues the Company receives based on pre-set rates deviate from the expected costs used in developing those pre-set rates, and as a result its annual operating margin is below the 13% floor or above the 15% ceiling for each year from 2003 through 2005, or below the 12% floor or above the 16% ceiling for 2006 and 2007, a year-end adjustment in the form of a payment by Northwest or by the Company will be made to adjust the Company's operating margin to the floor or ceiling. Specified amounts are excluded when determining whether the Company's annual operating margin is below the floor or above the ceiling. Beginning in 2008, Northwest will not guarantee the Company a minimum operating margin, although the Company will still be subject to a margin ceiling above the revised target-operating margin.

        If the Company's actual operating margin for any year beginning with 2008 exceeds the revised target operating margin by up to five percentage points, the Company will make a year-end adjustment payment to Northwest in an amount equal to half of the excess. In addition, should the Company's actual operating margin exceed the targeted operating margin by more than five percentage points, the Company will pay Northwest all of the excess above five percent. If necessary, the Company will record an amount each quarter to reflect the Company's right to receive or the Company's obligation to pay this operating margin adjustment payment, and any net payment will be made annually. For the year ended December 31, 2002, no margin adjustments were required pursuant to the terms of the 2002 ASA.

        Incentive payments and penalties.    The Company is entitled to receive incentive payments based on certain performance criteria, such as completion, on-time performance, baggage handling and customer complaints. The Company may also incur performance penalties under the agreement. The Company will account for any penalties as a reduction in revenues.

Tax Sharing Agreement

        In March 2002, the Company and Northwest agreed that Northwest is responsible for the payment of all U.S. federal income taxes, state income taxes and foreign income taxes with respect to the Company for all periods and for audit adjustments to such taxes. The Company is responsible for reimbursing Northwest for these payments. The Company is responsible for all other taxes not expected to be ultimately paid by Northwest.

Preferential Pilot Hiring Agreement

        The Company entered into an agreement with Northwest under which the Company agreed to hire pilots who have been furloughed by Northwest on a preferential basis, subject to the normal hiring procedures and requirements of the Company. Beginning in January 2003 and continuing through February 2012, no less than 75% of new pilot hires in a new hire class at the Company will be filled by furloughed Northwest pilots provided that the Company need not hire more than 15 furloughed Northwest pilots per new hire class. Northwest may recall pilots hired under this agreement after 18 months of service at the Company; however, the Company may limit the number of pilots recalled to service with Northwest to five per month.

Ground Handling Agreement

        The Company and Northwest have entered into a ground handling agreement whereby the Company will provide certain ground handling functions to another regional airline that provides airline capacity to Northwest. Such services will be provided at certain locations that are operated by the Company through the term of the agreement, which expires February 29, 2012. Upon expiration, the agreement is automatically renewed for successive five-year periods unless terminated by the Company or Northwest pursuant to the terms of the agreement.

        The initial payment rate for these functions is effective through December 31, 2003. On January 1, 2004, and each succeeding January 1, the ground handling payment rate will be adjusted for certain cost increases as defined in the agreement. For the years ending December 31, 2000, 2001 and 2002, the Company recorded revenue of approximately $1,308,000, $2,491,000 and $5,918,000, respectively, for providing these services, which is included in other operating revenue in the accompanying statements of income.

4.    Leases

        The Company leases all of its CRJ aircraft and certain aircraft equipment, buildings and office equipment under noncancelable operating leases that expire in various years through 2012. Certain aircraft and equipment are subleased under noncancelable operating leases expiring in various years through 2009.

        The Company's fleet of operating aircraft consisted of the following as of December 31, 2001 and 2002:

Year	Type of Aircraft	Number of Aircraft	Seating Capacity
2002	CRJ	51	44/50
2001	Saab	24	33
	CRJ	30	44/50

	Total	54

        The Company subleases its CRJ aircraft from Northwest under operating leases with original terms of ten years. The lease agreements contain certain requirements of the Company regarding the payment of taxes on the aircraft, acceptable use of the aircraft, the level of insurance to be maintained, the maintenance procedures to be performed and the condition of the aircraft upon its return to Northwest. At December 31, 2002, the CRJ aircraft leases have remaining terms that range from approximately eight to ten years. As noted in Note 14, in January 2003 new leases between the Company and Northwest were entered into in connection with the 2003 ASA. The term of the new leases extends through December 31, 2017.

        At December 31, 2002, we were leasing 11 Saab aircraft to another regional airline carrier that provides airline capacity to Northwest, and eight Saab aircraft were being prepared for return to the lessors. All lease terms for these eight Saab aircraft will expire by January 31, 2003. As of December 31, 2002, the Company had no Saab aircraft in its active fleet of aircraft providing scheduled passenger service.

        The following summarizes approximate minimum future rental payments, by year and in the aggregate, required under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2002 (in thousands):

	Operating Leases
	Aircraft	Non-aircraft
2003	$114,756	$3,890
2004	114,756	3,644
2005	114,756	3,119
2006	114,565	3,015
2007	109,495	2,836

Thereafter	536,950	14,281

	1,105,278	30,785
Sublease rental income	(34,278)	(416)

Total minimum operating lease payments	$1,071,000	$30,369

        Rental expense for operating leases for the years ended December 31 consisted of the following (in thousands):

	2000	2001	2002
Gross rental expense	$25,616	$45,104	$106,548
Sublease rental income	—	—	(5,831)

Net rental expense	$25,616	$45,104	$100,717

        The above minimum future rentals and total rental expense do not include landing fees which amounted to approximately $1,943,000, $4,072,000 and $9,117,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

5.    Accrued Expenses

        Accrued expenses consisted of the following as of December 31 (in thousands):

	2001	2002
Aircraft rents	$657	$350
Compensation	2,999	3,912
Taxes other than income	3,071	4,382
Insurance costs	1,821	1,493
Other	2,010	945

	$10,558	$11,082

6.    Employee Benefit Plan

        The Company maintains a 401(k) Plan (the "Plan") for all eligible employees, which is administered by officers of the Company. Participants can make tax deferred contributions of up to 16% of their annual salary. The Company match is based on the following graduated scale:

Years of Service	Company Match
Through 5 years	25% of first 5%
6-9 years	40% of first 6%
10-12 years	60% of first 7%
13 years and more	70% of first 7%

        The plan was amended effective March 1, 2002, to allow all flight attendants and non-union employees to be immediately eligible to participate in the plan and to be immediately vested in the Company's matching contributions. Additionally, the Company matching contribution has increased to 100% of eligible employee contributions up to 3% of their annual salary and 67% on the next 3% of eligible employee contributions. The Company made matching contributions of approximately $374,000, $407,000 and $710,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

        The Plan also contains a profit sharing provision allowing the Company to make discretionary contributions to the Plan for the benefit of all plan participants. For the three years ended December 31, 2002, the Company made no discretionary contributions to the Plan.

7.    Line of Credit

        The Company has a fully drawn $5,000,000 credit facility with a bank. Standby letters of credit of approximately $588,000 are outstanding and are considered reductions of the availability under the line of credit. The interest rate on the line of credit was 4.75% at December 31, 2002. As discussed in Note 14, during January 2003 the Company retired this line of credit and purchased a certificate of deposit to secure the standby letters of credit.

8.    Other Expenses:

        Other expenses consisted of the following for the years ended December 31 (in thousands):

	2000	2001	2002
Passenger liability insurance	$931	$1,866	$4,317
Hull insurance	116	579	1,189
Ground handling services	2,103	6,395	23,504
Property and other taxes	1,051	3,820	4,657
Other	12,332	18,572	17,976

	$16,533	$31,232	$51,643

9.    Income Taxes

        The significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	December 31,
	2001	2002
Deferred tax assets:
Asset valuation reserves	$838	$1,163
Lease liability basis difference	239	122
Vacation pay	375	549
Other accruals	1,265	660

Total deferred tax assets	2,717	2,494
Deferred tax liabilities:
Tax over book depreciation	(3,663)	(4,459)

Net deferred tax asset (liability)	$(946)	$(1,965)

        As discussed in Note 2, all taxes expected to be ultimately paid by Northwest are shown in the accompanying balance sheets as current or deferred income taxes payable to, or due from, the parent.

        For financial reporting purposes, the provision for income tax expense includes the following components for the years ended December 31 (in thousands):

	2000	2001	2002
Current:
Federal	$4,105	$6,912	$16,107
State	51	260	2,417

	4,156	7,172	18,524
Deferred:
Federal	1,177	1,183	909
State	33	466	110

	1,210	1,649	1,019

	$5,366	$8,821	$19,543

        The following is a reconciliation of the provision for income taxes at the applicable federal statutory income tax rate to the reported income tax expense for the years ended December 31 (in thousands):

	2000	2001	2002
Income tax expense at statutory rate	$5,120	$8,073	$17,615
State income taxes, net of federal taxes	44	310	1,817
Goodwill amortization	255	255	—
Other	(53)	183	111

Income tax expense	$5,366	$8,821	$19,543

10.    Related Party Transactions

        The Company operates under an arrangement for airline services with Northwest under which the Company uses the "NW" two-letter designator code in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. Under this agreement, the Company uses the name "Northwest Airlink." Substantially all revenue is generated from the arrangement with Northwest.

        As discussed in Note 4, the Company also leases all of its regional jets from Northwest and, effective January 2003, Northwest provides the Company with certain borrowings as described in Note 14.

        In 2001 the Company's capacity revenues were based on flights operated on behalf of Northwest at a fixed rate for each scheduled block hour and cycle. Prior to 2001, the Company's capacity revenues were based on available seat miles and passengers carried at a contractual rate. Certain amounts earned under the agreements are subject to specified performance objectives; however, no amounts related to performance objectives had been deferred as of any balance sheet date presented.

        The Company has agreed to purchase its initial parts requirement for the CRJ aircraft from the manufacturer. In return, the manufacturer agreed to accept, as payment for the parts purchased, the credits received by Northwest under its purchase agreement with the manufacturer. During 2001 and 2002, the Company utilized credits totaling $15,652,000 and $7,150,000, respectively, which reduced the amounts due from Northwest.

11.    Contingencies

        Approximately 35% of the Company's workforce are members of unions representing pilots and flight attendants. The collective bargaining agreements for the pilots and flight attendants become amendable on April 30, 2005, and July 31, 2006, respectively. The Railway Labor Act, which governs labor relations for unions representing airline employees, contains detailed provisions that must be exhausted before work stoppage can occur once a collective bargaining agreement becomes amendable.

        The Company is a defendant in various lawsuits arising in the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, it is the opinion of the Company's management based on current information and legal advice that the ultimate disposition of these suits will not have a material adverse effect on the financial position, results of operations or cash flows.

12.    Quarterly Financial Data (Unaudited)

        Unaudited summarized financial data by quarter for 2001 and 2002 is as follows (in thousands except per share data):

2001	March 31	June 30	September 30	December 31
Operating Revenue	$43,542	$48,850	$54,037	$55,621
Operating Income	6,641	4,156	2,682	3,494
Net Income	4,120	2,458	2,992	4,676
Basic and Diluted Net Income per Share	0.19	0.11	0.14	0.21
2002	March 31	June 30	September 30	December 31
Operating Revenue	$66,343	$82,552	$87,385	$95,288
Operating Income	6,556	12,374	12,142	16,584
Net Income	4,258	8,004	7,829	10,694
Basic and Diluted Net Income per Share	0.19	0.37	0.36	0.49

        The Company recorded other income resulting from the Air Transportation Safety and System Stabilization Act (the "Airline Stabilization Act") of $2,357,000 and $3,234,000 for the three months ended September 30 and December 31, 2001, respectively.

        Basic and diluted net income per share is computed using the number of shares outstanding.

13.    Significant Event

        On September 11, 2001, terrorists hijacked and intentionally crashed four commercial aircraft operated by two U.S. air carriers, causing substantial loss of life and property. While these aircraft were neither owned nor operated by the Company, these events had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. As a result of these events, the Company reduced its scheduled capacity by approximately 20% on an available seat mile basis and recorded a pre-tax charge of $118,000 for employee severance costs related to the reduction in capacity. In addition, the downturn in revenue required the Company to review its long-lived assets for possible impairment. Based on the current operations, the Company determined that its longlived assets and goodwill have not been impaired. The Company recorded other income of $5,591,000 during 2001, related to expected financial assistance from the U.S. Government under the Airline Stabilization Act. As of December 31, 2002, the Company has received $4,785,000 of the expected financial assistance. The remaining $806,000 represents the Company's best estimate of the remaining compensation it expects to receive under the Airline Stabilization Act. This amount is subject to change as the calculation of the Company's direct and incremental losses is subject to audit by the Department of Transportation, which could reduce the compensation to be received by the Company if material items were excluded from our direct and incremental losses for the period September 11, 2001 to December 31, 2001.

14.    Subsequent Events

        The Company is in the process of preparing for an initial public offering of its common stock (the "Offering"). In connection with the Offering, Northwest will make a capital contribution of $50 million which will reduce the outstanding balance of our note payable to Northwest.

        The Company will effect a 1.45947067-for-one split of its common stock prior to this offering. All references to number of shares, per share amounts and stock option data have been restated to reflect the stock split.

2003 Airlines Services Agreement

        On January 14, 2003, with an effective date of January 1, 2003, the Company and Northwest entered into an agreement that replaced the 2002 ASA. The airline services agreement effective January 1, 2003, extended the term of the 2002 ASA through December 31, 2012. Additionally, the 2003 ASA eliminated certain incentive payments described in Note 3 that were included in the 2002 ASA.

        All other significant terms contained in the 2002 ASA as discussed in Note 3 are consistent with those contained in the 2003 ASA.

        In September 2003, the Company entered into an amendment of the 2003 ASA with Northwest to increase the size of our fleet to 129 regional jets by December 31, 2005.

        In connection with the Offering, the Company will enter into an amendment to the 2003 ASA that will among other modifications, lower the Company's target operating margin to 10% and extend the term of the ASA to December 31, 2017.

Revolving Credit Facility

        The Company has a Revolving Credit Facility ("Revolver") from Northwest, which allows for borrowings up to $50,000,000. The term of the Revolver extends through December 31, 2005. The revolver accrues interest at the rate of 1% plus a margin that is equal to the higher of the most recent prime rate offered by JP Morgan Chase Bank, or the most recent overnight federal funds rate offered to JP Morgan Chase Bank plus .5%. Under the terms of the Revolver, the Company must continue to operate under the 2003 ASA and is prevented from any issuance of dividends or any encumbrance of additional debt without the approval of Northwest. Pinnacle Airlines Corp. has guaranteed Pinnacle Airlines, Inc.'s payment obligations under the Revolver.

Dividend and Settlement with Northwest

        Effective January 1, 2003, the Company settled all balances payable to, or due from, Northwest as of December 31, 2002. This transaction resulted in the elimination of all balances between the Company and Northwest and the issuance of a $15,500,000 dividend to Northwest. The balance was settled through a cash payment to the Company of approximately $15,446,000.

        A summary of balances settled with Northwest is as follows (in thousands):

January 1, 2003
Net receivables due from Northwest	$59,632
Less: Income taxes payable to Northwest	26,843
Net deferred taxes payable to Northwest	1,843
Dividend to Northwest	15,500
Cash payment to the Company	15,446

Net balance with Northwest	$—

Note Payable to Northwest

        On January 14, 2003, the Company issued a $200,000,000 note payable as a dividend to Northwest. In connection with the Offering, Northwest will make a $50 million contribution to the capital account of the Company, and as a result the Company's obligation under the note will be reduced by $50 million and the revised quarterly principal payments will be $3,000,000 continuing through September 2009. Any remaining balance will be due in December 2009. The note also requires monthly principal payments to the extent that the Company's cash and cash equivalents balance exceeds $50,000,000. The note accrues interest at the fixed rate of 3.4%, which is payable quarterly. In the event that the Company does not satisfy its obligations under the note, Northwest has the right to set off any such amounts against its payment obligations to the Company under the 2003 ASA. Should Northwest terminate the 2003 ASA prior to December 2009, all outstanding principal and interest will be immediately due and payable to Northwest. Pinnacle Airlines Corp. has guaranteed Pinnacle Airlines, Inc.'s payment obligations under this note payable to Northwest.

Retirement of Line of Credit

        Using the proceeds from the settlement with Northwest in January 2003, the Company retired the $4,245,000 balance outstanding under the line of credit with a bank, which is discussed in Note 7. Additionally, the Company purchased a $750,000 certificate of deposit in order to collateralize the standby letters of credit discussed in Note 7.

New CRJ Lease Agreements with Northwest

        New lease agreements between the Company and Northwest for CRJ aircraft, which are discussed in Note 4, were entered into in connection with the 2003 ASA and provide for, among other things, an expiration date of December 31, 2017.

Other Agreements

        Effective January 1, 2003, the terms of a new preferential pilot hiring agreement, ground handling agreement and tax sharing agreement as described in Note 3 were entered into and expire December 31, 2017. No other significant changes were made to the terms of these agreements as discussed in Note 3.

Change in Ownership

        In January and September 2003, Northwest contributed 2,828,454 shares and 16,571,546 shares, respectively, of Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plan for Contract Employees, the Northwest Airlines Pension Plan for Pilot Employees and the Northwest Airlines Pension Plan for Salaried Employees.

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Nine Months Ended September 30,
	2002	2003
	(Unaudited)
Operating revenues:
Passenger	$232,326	$324,653
Other	3,954	5,022

Total operating revenues	236,280	329,675
Operating expenses:
Salaries, wages and benefits	50,765	61,963
Aircraft fuel and taxes	24,104	38,864
Aircraft maintenance, materials and repairs	11,085	9,926
Depreciation and amortization	5,076	2,232
Other rentals and landing fees	16,407	21,419
Aircraft rentals	60,997	97,987
Government reimbursements	—	(1,114)
Other	36,774	51,791

Total operating expenses	205,208	283,068

Operating income	31,072	46,607
Nonoperating income (expense)
Interest (expense) income, net	1,804	(5,443)
Miscellaneous income, net	59	213

Total nonoperating income (expense)	1,863	(5,230)

Income before income taxes	32,935	41,377
Income tax expense	12,844	16,116

Net income	$20,091	$25,261

Basic and diluted net income per share	$0.92	$1.15

Shares used in computing basic and diluted net income per share	21,892	21,892

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2002	September 30, 2003
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,580	$25,734
Receivables, principally from Northwest	64,818	33,281
Expendable aircraft components, net of allowance for obsolescence of $2,603 at December 31, 2002 and $2,582 at September 30, 2003	2,822	3,444
Prepaid expenses and other assets	9,757	1,620
Deferred income taxes	2,494	2,232

Total current assets	84,471	66,311
Property and equipment:
Aircraft and rotable spares	24,281	32,068
Other property and equipment	12,679	14,248
Office furniture and fixtures	1,288	1,258

	38,248	47,574
Less accumulated depreciation	(11,617)	(13,378)

Net property and equipment	26,631	34,196

Deposits with Northwest	8,925	12,250
Cost in excess of net assets acquired, net	18,422	18,422

Total assets	$138,449	$131,179

See accompanying notes.

	December 31, 2002	September 30, 2003
		(Unaudited)
Liabilities and stockholders' equity (deficiency)
Current liabilities:
Accounts payable	$7,837	$8,099
Accrued expenses	11,082	9,806
Line of credit	4,245	24,800
Income taxes payable to Northwest	26,843	5,260
Income taxes payable	816	452
Current portion of deferred credits	180	207
Current portion of note payable to Northwest	—	20,000

Total current liabilities	51,003	68,624
Deferred credits	936	777
Deferred income taxes	4,459	4,966
Note payable to Northwest	—	165,000
Commitments and contingencies
Stockholders' equity (deficiency):
Preferred stock, par value $0.01 per share; 1,000,000 shares authorized, no shares issued
Series A preferred stock, stated value $100 per share; one share authorized, issued and outstanding	—	—
Series common stock, par value $0.01 per share; 5,000,000 shares authorized; no shares issued
Common stock, $0.01 par value:
Authorized shares — 40,000,000
Issued and outstanding shares — 21,892,060	219	219
Additional paid-in capital	34,973	34,973
Retained earnings (deficit)	46,859	(143,380)

Total stockholders' equity (deficiency)	82,051	(108,188)

Total liabilities and stockholders' equity (deficiency)	$138,449	$131,179

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (unaudited)

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2002	$219	$34,973	$46,859	$82,051
Dividend to Northwest ($9.84 per share)	—	—	(215,500)	(215,500)
Net income	—	—	25,261	25,261

Balance, September 30, 2003	$219	$34,973	$(143,380)	$(108,188)

See accompanying notes.

PINNACLE AIRLINES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2002	2003
	(Unaudited)
Operating activities
Net income	$20,091	$25,261
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	5,076	2,232
Loss on disposal of equipment and rotable spares	4	67
Deferred income taxes	144	769
Provision for expendable aircraft component obsolescence	665	81
Reduction of deferred credits	(82)	(132)
Changes in operating assets and liabilities:
Receivables	(34,718)	(10,806)
Expendable aircraft components	29	(601)
Prepaid expenses and other assets	(631)	4,812
Accounts payable and accrued expenses	1,460	(1,015)
Income taxes payable	11,724	4,896

Cash provided by operating activities	3,762	25,564
Investing activities
Purchases of property and equipment	(4,121)	(9,965)

Cash used in investing activities	(4,121)	(9,965)
Financing activities
Payments on long-term debt	—	(15,000)
Due to Northwest	3,663	—
Repayment of line of credit with bank	—	(4,245)
Proceeds from line of credit with Northwest	—	24,800

Cash provided by financing activities	3,663	5,555

Net increase in cash and cash equivalents	3,304	21,154
Cash and cash equivalents at beginning of period	1,890	4,580

Cash and cash equivalents at end of period	$5,194	$25,734

Supplemental cash flow information
Interest paid	$304	$5,576
Income tax payments	$876	$10,338
Other non-cash transactions
Dividend to Northwest of spare parts and engines	$4,385	$—
Settlement of accounts with Northwest as a dividend	$—	$15,500
Note payable issued to Northwest as a dividend	$—	$200,000

See accompanying notes.

PINNACLE AIRLINES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003
(Unaudited)

1. Description of Business

        Pinnacle Airlines Corp. (together with its consolidated subsidiary, the "Company"), is the parent company of Pinnancle Airlines, Inc., a regional airline that provides airline capacity to Northwest Airlines, Inc. ("Northwest"), a wholly owned indirect subsidiary of Northwest Airlines Corporation.

        Pinnacle Airlines Corp. was incorporated in Delaware on January 10, 2002 to be the holding company of Pinnacle Airlines, Inc., which is a predecessor to the Company and was incorporated in Georgia in 1985. On January 15, 2003, Northwest transferred all of the outstanding common stock of Pinnacle Airlines, Inc. to Pinnacle Airlines Corp., in exchange for 21,892,060 shares of the Pinnacle Airlines Corp. common stock, which constitutes all of its outstanding common stock, and one share of Series A preferred stock. Following this exchange, in January and September 2003, Northwest Airlines Corporation contributed 2,828,454 shares and 16,571,546 shares, respectively, of Pinnacle Airlines Corp. common stock to the Northwest Airlines Pension Plan for Contract Employees, the Northwest Airlines Pension Plan for Pilot Employees and the Northwest Airlines Pension Plan for Salaried Employees.

        The Series A preferred stock has a stated value and liquidation preference of $100. The Series A preferred stock gives Northwest the right to appoint two directors to the Company's board of directors. No dividends are payable to the shareholder of the Series A preferred stock, and it is redeemable by the Company, at its option, for an amount equal to the liquidation preference, only upon or following the occurrence of certain events, including the sale or other disposition of the Series A preferred stock or the termination or expiration of the airline services agreement between the Company and Northwest.

        The Company has prepared the financial statements included herein without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly its financial position as of September 30, 2003, and the results of its operations and its cash flows for the periods ended September 30, 2003 and 2002. Such adjustments are of a normal, recurring nature. The accompanying financial statements should be read in conjunction with the financial statements as of December 31, 2002 and the notes thereto contained in this Form S-1.

2. Basis of Presentation

  Airline Services Agreement with Northwest

        Effective March 1, 2002, the Company began operating under an airline services agreement with Northwest, pursuant to which the Company continues to provide regional airline services to Northwest. The initial term of the airline services agreement is from March 1, 2002 through February 29, 2012. The terms of this airline services agreement are materially different from the terms of the historical arrangement between the Company and Northwest.

        On January 14, 2003, with an effective date of January 1, 2003, the Company and Northwest entered into an agreement that amended the 2002 ASA. The airline services agreement effective January 1, 2003, (the "2003 ASA") extended the term of the 2002 ASA through December 31, 2012. Additionally, the 2003 ASA eliminated certain incentive payments that were included in the 2002 ASA described in Note 3 to the December 31, 2002 financial statements.

        All other significant terms contained in the 2002 ASA as discussed in Note 3 to the December 31, 2002 financial statements are consistent with those contained in the 2003 ASA.

        In September 2003, the Company and Northwest amended the 2003 ASA to increase the size of the Company's fleet to 129 regional jets by December 31, 2005.

        The Company is in the process of preparing for an initial public offering of its common stock (the "Offering"). In connection with the Offering, Northwest will make a capital contribution of $50 million which will reduce the outstanding balance of our note payable to Northwest. In connection with the Offering, the Company will enter into an amendment to the 2003 ASA that will, among other modifications, lower the Company's target operating margin to 10% and extend the term of the ASA through December 31, 2017.

Principles of Consolidation

        The consolidated financial statements include the accounts of Pinnacle Airlines Corp. and its wholly-owned subsidiary as if Pinnacle Airlines Corp. existed for all periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Government Reimbursements

        On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriations Act ("Wartime Act"). Among other items, the legislation provides for a refund of previously paid passenger screening costs. In accordance with this Act, the Company was reimbursed $1.0 million of passenger screening costs during May 2003. Because we are reimbursed for passenger screening costs, we distributed 100% of the funds received to Northwest. For additional discussion of reimbursement payments from Northwest, see Note 3, "Agreements with Northwest", to the December 31, 2002 financial statements.

4. Dividend and Settlement with Northwest

        Effective January 1, 2003, the Company settled all balances payable to, or due from, Northwest as of December 31, 2002. This transaction resulted in the elimination of all balances between the Company and Northwest and the issuance of a $15,500,000 dividend to Northwest. The balance was settled through a cash payment to the Company of approximately $15,446,000.

        A summary of balances settled with Northwest is as follows (in thousands):

January 1, 2003
Net receivables due from Northwest	$59,632
Less: Income taxes payable to Northwest	26,843
Net deferred taxes payable to Northwest	1,843
Dividend to Northwest	15,500
Cash payment to the Company	15,446

Net balance with Northwest	$—

5. Retirement of Line of Credit

        Using the proceeds from the settlement with Northwest, in January 2003, the Company retired the $4,245,000 balance outstanding under the line of credit with a bank. Additionally, the Company purchased a $750,000 certificate of deposit in order to collateralize certain standby letters of credit.

6. Revolving Credit Facility

        The Company has a Revolving Credit Facility ("Revolver") from Northwest, which allows for borrowings up to $50,000,000. The term of the Revolver extends through December 31, 2005. The revolver accrues interest at the rate of 1% plus a margin that is equal to the higher of the most recent prime rate offered by JP Morgan Chase Bank, or the most recent overnight federal funds rate offered to JP Morgan Chase Bank plus .5%. Under the terms of the Revolver, the Company must continue to operate under the 2003 ASA and is prevented from any issuance of dividends or any encumbrance of additional debt without the approval of Northwest. As of September 30, 2003, $24.8 million of borrowings is outstanding under this facility.

7. Note Payable to Northwest

        On January 14, 2003, the Company issued a $200,000,000 note payable as a dividend to Northwest. As of September 30, 2003, the outstanding balance of this note is $185,000,000. In connection with the Offering, Northwest will make a $50 million contribution to the capital account of the Company, and as a result the Company's obligation under the note will be reduced by $50 million. The note payable requires quarterly principal payments which will be $3,000,000 continuing through September 2009. Any remaining balance will be due in December 2009. The note also requires monthly principal payments to the extent that the Company's cash and cash equivalents balance exceeds $50,000,000. The note accrues interest at the fixed rate of 3.4%, which is payable quarterly. In the event that the Company does not satisfy its obligations under the note, Northwest has the right to set-off any such amounts against its payment obligations to the Company under the 2003 ASA. Should Northwest terminate the 2003 ASA prior to December 2009, all outstanding principal and interest will be immediately due and payable to Northwest.

8. New CRJ Lease Agreements with Northwest

        New lease agreements between the Company and Northwest for CRJ aircraft, which are discussed in Note 4 to the December 31, 2002 financial statements, were entered into in connection with the 2003 ASA and provide for, among other things an expiration date of December 31, 2017.

9. Other Agreements

        Effective January 1, 2003, the terms of a new preferential pilot hiring agreement, ground handling agreement and tax sharing agreement as described in Note 3 to the December 31, 2002 financial statements were entered into and expire December 31, 2017. No other significant changes were made to the terms of these agreements as discussed in Note 3 to the December 31, 2002 financial statements.

10. Other Expenses

        Other expenses consisted of the following for the nine months ended September 30, (in thousands).

	2002	2003
Passenger liability insurance	$3,217	$1,728
Hull insurance	887	858
Ground handling services	15,227	32,014
Property and other taxes	3,389	4,087
Other	14,054	13,104

	$36,774	$51,791

11. Leases

        The Company leases all of its CRJ aircraft and certain aircraft equipment, buildings and office equipment under noncancelable operating leases that expire in various years through 2017. Certain aircraft and equipment are subleased under noncancelable operating leases expiring in various years through 2009. The following summarizes approximate minimum future rental payments, for the remainder of 2003 and annually thereafter, and in the aggregate, required under noncancelable operating leases with initial or remaining lease terms in excess of one year as of September 30, 2003 (in thousands):

	Operating Leases
	Aircraft	Non-aircraft
2003 (remainder)	$38,664	$1,076
2004	154,656	4,058
2005	154,656	3,533
2006	154,465	3,429
2007	149,395	3,250
Thereafter	1,471,450	26,700

	2,123,286	42,046
Sublease rental income	(28,536)	(300)

Total minimum operating lease payments	$2,094,750	$41,746

12. Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. This statement addresses the accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The Company adopted this statement effective January 1, 2003. The adoption of this statement did not have a material effect on our financial position or results of operations.

        FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", ("Interpretation 45"), significantly changed current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 required a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Interpretation 45 also expanded the disclosures required to be made by a guarantor about its obligations under certain guarantees that it has issued. Interpretation 45's disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions were applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We adopted Interpretation 45 effective January 1, 2003, which did not have a material impact on our results of operations or financial position.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("Interpretation 46"). The objective of Interpretation 46 was to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation 46 changed that by requiring a variable interest entity to be consolidated by a company if that company was subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of this statement did not have a material impact on our results of operations or financial position as we do not have activities with any entities that would fall under this interpretation.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

13.    Related Party Transactions

        The Company operates under an arrangement for airline services with Northwest under which the Company uses the "NW" two-letter designator code in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. Under this agreement, the Company uses the name "Northwest Airlink." Substantially all revenue is generated from the arrangement with Northwest.

        The Company has agreed to purchase its initial parts requirement for the CRJ aircraft from the manufacturer. In return, the manufacturer agreed to accept, as payment for the parts purchased, the credits received by Northwest under its purchase agreement with the manufacturer.

[Back Cover Page]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as set forth in the following chart. Except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, all amounts are estimates. These expenses will be paid by Northwest.

SEC registration fee	$36,800
NASD filing fee	95,000
Nasdaq listing fee	105,000
Printing and engraving expenses	250,000
Accounting fees and expenses	850,000
Legal fees and expenses	1,500,000
Transfer agent and registrar fees	10,000
Miscellaneous	117,700

Total	$2,900,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Article Seventh of the registrant's certificate of incorporation requires indemnification to the fullest extent permitted by Delaware law. The registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the registrant, in such capacities, may incur. The registrant's amended and restated certificate of incorporation requires the advancement of expenses incurred by officers or directors in relation to any action, suit or proceeding.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (certain illegal distributions) or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Eleven of the registrant's certificate of incorporation includes such a provision.

Item 15.    Recent Sales of Unregistered Securities

        On January 15, 2003, the registrant issued 21,892,060 shares of its common stock, after giving effect to a 1.45947067-to-one split of its common stock which will be effected by way of reclassification prior to this offering, and one share of its Series A preferred stock to NWA Inc. as partial consideration for the contribution by NWA Inc. to the registrant of all of the outstanding shares of capital stock of Pinnacle Airlines, Inc.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement
2.1	—	Intentionally omitted
3.1**	—	Form of Amended and Restated Certificate of Incorporation of the registrant
3.1.1**	—	Form of Second Amended and Restated Certificate of Incorporation of the registrant
3.2**	—	Form of Certificate of Designations for Series A preferred stock of the registrant
3.3**	—	Form of Bylaws of the registrant
3.3.1**	—	Amended and Restated Bylaws, dated January 14, 2003, of the registrant
4.1	—	Specimen Stock Certificate
4.2**	—	Form of Rights Agreement between the registrant and EquiServe Trust Company, N.A., as Rights Agent
5.1**	—	Opinion of Simpson Thacher & Bartlett LLP
8.1**	—	Opinion of Simpson Thacher & Bartlett LLP as to tax matters
10.1	—	Intentionally omitted
10.2**	—	Form of Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.2.1**	—	Form of First Amendment to Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3**	—	Form of Engine Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3.1**	—	Form of First Amendment to Engine Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.4**	—	Form of Promissory Note issued by Pinnacle Airlines, Inc. to Northwest Airlines, Inc.
10.5**	—	Form of Guarantee of Promissory Note issued by registrant to Northwest Airlines, Inc.
10.6**	—	Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.6.1**	—	First Amendment dated as of February 5, 2003 to Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.6.2**	—	Form of Second Amendment to Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.7**	—	Guaranty dated as of January 14, 2003 issued by registrant to Northwest Airlines, Inc.
10.8**	—	Form of Pinnacle Airlines Corp. 2003 Stock Incentive Plan
10.9**	—	Form of Non-Qualified Stock Option Agreement for options granted under the Pinnacle Airlines Corp. 2003 Stock Incentive Plan
10.10**	—	Pinnacle Airlines, Inc. Annual Management Bonus Plan

10.11**	—	Amended and Restated Sublease Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (SBN Facilities)
10.12**	—	Sublease Agreement dated as of August 1, 2002 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (TYS Facilities)
10.13**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (DTW Facilities)
10.14**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (MEM Facilities)
10.15**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (MSP Facilities)
10.16**	—	Management Compensation Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Philip H. Trenary
10.17**	—	Management Compensation Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Curtis E. Sawyer
10.18**	—	Form of Lease Guaranty issued by the registrant to Northwest Airlines, Inc.
10.19**	—	Form of Sublease Guaranty issued by the registrant to Northwest Airlines, Inc.
10.20**	—	Omnibus Agreement dated as of January 15, 2003 among the registrant, Northwest Airlines, Inc., Northwest Airlines Corporation and Fiduciary Counselors, Inc.
10.20.1**	—	Amendment to Omnibus Agreement dated as of September 11, 2003 among the registrant, Northwest Airlines, Inc., Northwest Airlines Corporation and Fiduciary Counselors, Inc.
10.21**†	—	Airline Services Agreement dated as of March 1, 2002 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22**†	—	Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22.1**†	—	Amendment No. 1 dated as of September 11, 2003 to the Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22.2**†	—	Form of Amendment No. 2 to the Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.23**	—	Form of Amended and Restated Ground Handling Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.24**	—	Form of Amended and Restated Information Technology Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.25**	—	Form of Amended and Restated Family Assistance Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.26**	—	Form of Amended and Restated Manufacturer Benefits Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.27**	—	Form of Amended and Restated Preferential Hiring Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
21.1**	—	List of Subsidiaries
23.1	—	Consent of Ernst & Young LLP, Independent Auditors
23.2**	—	Consent of Simpson Thacher & Bartlett LLP (included in Exhibits 5.1 and 8.1)
24.1**	—	Powers of Attorney
99.1**	—	Consent of Philip H. Trenary

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

(b)
Financial Statements Schedules. The following financial statement schedule is filed as part of this Registration Statement:

Report of Independent Auditors on Consolidated Financial Statement Schedule	S-1
Schedule II—Consolidated Valuation and Qualifying Accounts	S-2

        All other schedules are omitted, because the required information is inapplicable, or the information is presented in the Financial Statements or related notes.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 9 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on November 19, 2003.

PINNACLE AIRLINES CORP.
By:	/s/ PHILIP H. TRENARY Name: Philip H. Trenary Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 9 to Registration Statement has been signed on the 19th day of November, 2003 by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title

/s/ PHILIP H. TRENARY Philip H. Trenary	President and Chief Executive Officer (Principal Executive Officer)
/s/ CURTIS E. SAWYER Curtis E. Sawyer	Vice President and Chief Financial Officer (Principal Accounting Officer)
* Stephen E. Gorman	Chairman, Director
* Donald J. Breeding	Director
* J. Timothy Griffin	Director
* Robert A. Peiser	Director
* Thomas S. Schreier, Jr.	Director
* R. Philip Shannon	Director
* Nicholas R. Tomassetti	Director
*By:	/s/ CURTIS E. SAWYER Attorney-In-Fact

REPORT OF INDEPENDENT AUDITORS

        We have audited the consolidated financial statements of Pinnacle Airlines Corp. (the "Company"), as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated January 15, 2003, except for Note 14, as to which the date is November 5, 2003, included elsewhere in Amendment No. 6 to this Registration Statement. Our audits also included the Valuation and Qualifying Accounts consolidated financial statement schedule for these related periods. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the consolidated financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ ERNST & YOUNG LLP

Memphis, Tennessee
January 15, 2003, except for Note 14
as to which the date is November 5, 2003

S-1

PINNACLE AIRLINES CORP.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

Allowance For Obsolescence
Balance, December 31, 1999	$1,244,000
Additions charged to expense	387,000
Deductions from reserve	(104,000)

Balance, December 31, 2000	1,527,000
Additions charged to expense	453,000
Deductions from reserve	—

Balance, December 31, 2001	1,980,000
Additions charged to expense	686,000
Deductions from reserve	(63,000)

Balance, December 31, 2002	$2,603,000

S-2

INDEX OF EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1*	—	Form of Underwriting Agreement
2.1	—	Intentionally omitted
3.1**	—	Form of Amended and Restated Certificate of Incorporation of the registrant
3.1.1**	—	Form of Second Amended and Restated Certificate of Incorporation of the registrant
3.2**	—	Form of Certificate of Designations for Series A preferred stock of the registrant
3.3**	—	Form of Bylaws of the registrant
3.3.1**	—	Amended and Restated Bylaws, dated January 14, 2003, of the registrant
4.1	—	Specimen Stock Certificate
4.2**	—	Form of Rights Agreement between the registrant and EquiServe Trust Company, N.A., as Rights Agent
5.1**	—	Opinion of Simpson Thacher & Bartlett LLP
8.1**	—	Opinion of Simpson Thacher & Bartlett LLP as to tax matters
10.1	—	Intentionally omitted
10.2**	—	Form of Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.2.1**	—	Form of First Amendment to Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3**	—	Form of Engine Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3.1**	—	Form of First Amendment to Engine Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.4**	—	Form of Promissory Note issued by Pinnacle Airlines, Inc. to Northwest Airlines, Inc.
10.5**	—	Form of Guarantee of Promissory Note issued by registrant to Northwest Airlines, Inc.
10.6**	—	Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.6.1**	—	First Amendment dated as of February 5, 2003 to Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.6.2**	—	Form of Second Amendment to Revolving Credit Facility dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.7**	—	Guaranty dated as of January 14, 2003 issued by registrant to Northwest Airlines, Inc.
10.8**	—	Form of Pinnacle Airlines Corp. 2003 Stock Incentive Plan
10.9**	—	Form of Non-Qualified Stock Option Agreement for options granted under the Pinnacle Airlines Corp. 2003 Stock Incentive Plan
10.10**	—	Pinnacle Airlines, Inc. Annual Management Bonus Plan
10.11**	—	Amended and Restated Sublease Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (SBN Facilities)
10.12**	—	Sublease Agreement dated as of August 1, 2002 between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (TYS Facilities)
10.13**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (DTW Facilities)

10.14**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (MEM Facilities)
10.15**	—	Form of Amended and Restated Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc. (MSP Facilities)
10.16**	—	Management Compensation Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Philip H. Trenary
10.17**	—	Management Compensation Agreement dated as of January 14, 2003 between Pinnacle Airlines, Inc. and Curtis E. Sawyer
10.18**	—	Form of Lease Guaranty issued by the registrant to Northwest Airlines, Inc.
10.19**	—	Form of Sublease Guaranty issued by the registrant to Northwest Airlines, Inc.
10.20**	—	Omnibus Agreement dated as of January 15, 2003 among the registrant, Northwest Airlines, Inc., Northwest Airlines Corporation and Fiduciary Counselors, Inc.
10.20.1**	—	Amendment to Omnibus Agreement dated as of September 11, 2003 among the registrant, Northwest Airlines, Inc., Northwest Airlines Corporation and Fiduciary Counselors, Inc.
10.21**†	—	Airline Services Agreement dated as of March 1, 2002 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22**†	—	Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22.1**†	—	Amendment No. 1 dated as of September 11, 2003 to the Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.22.2**†	—	Form of Amendment No. 2 to the Airline Services Agreement dated as of January 14, 2003 among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.23**	—	Form of Amended and Restated Ground Handling Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.24**	—	Form of Amended and Restated Information Technology Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.25**	—	Form of Amended and Restated Family Assistance Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.26**	—	Form of Amended and Restated Manufacturer Benefits Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.27**	—	Form of Amended and Restated Preferential Hiring Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
21.1**	—	List of Subsidiaries
23.1	—	Consent of Ernst & Young LLP, Independent Auditors
23.2**	—	Consent of Simpson Thacher & Bartlett LLP (included in Exhibits 5.1 and 8.1)
24.1**	—	Powers of Attorney
99.1**	—	Consent of Philip H. Trenary

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

QuickLinks

TABLE OF CONTENTS
SUMMARY
OUR COMPANY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Pinnacle Airlines Route Network
Pinnacle Airlines Detroit Routes
Pinnacle Airlines Minneapolis/St. Paul Routes
Pinnacle Airlines Memphis Routes
MANAGEMENT
RELATED PARTY TRANSACTIONS
OUR AGREEMENTS WITH NORTHWEST AND THE NORTHWEST AIRLINES PENSION PLANS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PINNACLE AIRLINES CORP. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
PINNACLE AIRLINES CORP. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands except per share data)
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
PINNACLE AIRLINES CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2002
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
PINNACLE AIRLINES CORP. CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 (unaudited) (in thousands, except per share data)
PINNACLE AIRLINES CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
PINNACLE AIRLINES CORP. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2003 (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
REPORT OF INDEPENDENT AUDITORS
PINNACLE AIRLINES CORP. SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
INDEX OF EXHIBITS